UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

**[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003, with Additional Information reported as at June 28, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 For the transition period from _____ to _____

Commission file number: 000-50012

Gold City Industries Ltd.
(Exact name of Company as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 550, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 CANADA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report: 32,884,069 as at December 31, 2003 and 43,876,368 as at June 28, 2004

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X Yes   ☐ No   N/A X

Indicate by check mark which financial statement item the Company has elected to follow. **X** Item 17   _ Item 18

Page 1 of Index to Exhibits on Page 54

Gold City Industries Ltd.
Form 20-F Annual Report
Table of Contents

FORWARD LOOKING STATEMENTS

This Annual Report may contain forward-looking statements. Words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "will likely result", "intend", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", and similar expressions identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove to be true.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable (Annual Report)

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable (Annual Report)

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of the Company for the five years ended December 3, 2003 was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, Independent Auditors, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, as indicated in their audit report, which is included herein. The telephone number for Morgan & Company is (604) 687-5841 and the contact person is Jim Philip. Morgan & Company is a member of the Canadian Institute of Chartered Accountants.

The Company's banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia, V7X 1L7. The telephone number for the Bank of Montreal is (604) 665-7506 and the contact person is Murielle Prudhomme.

The Company's legal counsel is Lyons Hamilton, located at Suite 404 – 815 Hornby Street, Vancouver, British Columbia V6Z 2E6. The telephone number of the Company's legal counsel is (604) 684-6718 and the contact person is Donald Lyons.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included herein (see ITEM 17).

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The selected annual financial data is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnote 16. to the consolidated financial statements.


Selected Financial Data
(CDN$ in 000)


	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
In Accordance with CANADIAN GAAP						
Revenue	$nil	$nil	$nil	$nil	$nil	$nil
Operating Income (Loss)	($2,327)	($647)	($272)	($343)	($237)	($1032)
Net Income (Loss)	($2,327)	($647)	($272)	($343)	($237)	($1032)
Basic (Loss) per Share	($0.09)	($0.03)	($0.02)	($0.15)	($0.11)	($0.20)
Dividends Per Share	0	0	0	0	0	0
Period-End Shares (000)	32,884	23,124	15,624	13,535	8,646	5,925
Wtg. Avg. Shares (000)	26,865	19,105	14,495	2,307	2,123	N/A
Working Capital	$1,705	($234)	$30	$173	($37)	$41
Long Term Debt	$2,591	0	$254	0	$32	$263
Capital Stock	$10,725	$8,839	$7,715	$7,387	$6,319	$5,859
Shareholders' Equity	$2,314	$2,601	$2,105	$2,049	$1,325	$1,102
Total Assets	$5,964	$2,948	$2,633	$2,092	$1,418	$1,439
In Accordance with US GAAP						
Net Loss	($3,463)	($1,171)	($734)	($1,004)	($275)	
Loss per Share	($0.13)	($0.06)	($0.05)	($0.44)	($0.13)	
Wtg. Avg. Shares (000)	26,865	19,105	14,495	2,307	2,123	
Mineral Properties	$nil	$nil	$nil	$nil	$nil	
Shareholders' Equity	($1,598)	($176)	($147)	$245	$25	
Total Assets	$2,052	$171	$381	$288	$118	

Selected Financial Information for the Last Eight Quarters Prepared in Accordance with Canadian GAAP

Quarterly Period Ending	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net (Loss)	(614,482)	(1,494,087)	(136,998)	(81,744)
Basic and Diluted Net (Loss) per Share	($0.02)	($0.06)	($0.01)	($0.00)
Deferred Exploration	474,491	81,804	76,988	53,941

Quarterly Period Ending	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	119,603	87,287	361,471	78,190
Basic and Diluted Net Loss per Share	($0.01)	($0.00)	($0.02)	($0.00)
Deferred Exploration	102,231	96,825	31,221	83,888

Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). The noon buying rate as quoted by the Federal Reserve Bank of New York on December 31, 2003 was 1.2923 CDN$ per one US$ (or inversely, one CDN$ per 0.7738 US$) .

Exchange Rate Data
The following table sets out the high and low exchange rates for each month during the previous six months, expressed as one CDN$ per US$, based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

	November	December	January	February	March	April
High	0.7708	0.7738	0.7880	0.7629	0.7645	0.7637
Low	0.7484	0.7460	0.7496	0.7439	0.7418	0.7293

The following table sets out the average on the last day of the month in each of the last five years for the Canadian Dollar/U.S.Dollar:

For the Years Ended December 31

	Average
2003	0.7186
2002	0.6368
2001	0.6444
2000	0.6725
1999	0.6744

B. Capitalization And Indebtedness
Not Applicable (Annual Report only).

C. Reasons For Offer And Use Of Proceeds
Not Applicable (Annual Report only).

D. Risk Factors
The risks identified here are material risks to the Company. Furthermore, reference is also made to other sections of this annual report that include additional factors that could adversely impact the Company's business and financial performance. The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Gold City Industries Ltd. Has No Positive Cash Flow And No History Of Earnings And Is Dependent Upon Public And Private Distributions Of Equity To Obtain Capital In Order To Sustain Operations
None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Unsuccessful Exploration Efforts By Gold City Industries Ltd. Personnel Could Result In A Significant Negative Effect On The Company
The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence would have a significant negative effect on the Company.

Gold City Industries Ltd. Has No Reserves On The Properties In Which It Has An Interest
The properties in which the Company has an interest or in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off, resulting in a significantly negative effect for the Company.

There Is No Guarantee Of Clear Title To Any Of The Mineral Properties To Which Gold City Industries Ltd. Has An Interest

Unregistered agreements or unregistered transfers of title could cause Gold City Industries Ltd. to forfeit its interests in one or more of its property interests. An event such as this would have a significant negative effect on the Company.

Mineral Prices May Not Support Corporate Profit For Gold City Industries Ltd.

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

The Expense Of Meeting Environmental Regulations Could Cause A Significantly Negative Effect On Gold City Industries Ltd.

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian federal and provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Gold City Industries Ltd. to cease operations.

Operating Hazards And Risks Associated With The Exploration Industry Could Result In A Significantly Negative Effect On The Company

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

There Is The Possibility Of Significant Dilution To The Present And Prospective Shareholders Of Gold City Industries Ltd.

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized, but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

As at June 15, 2004 the Company had 4,115,000 stock options outstanding and 13,761,252 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 43,876,368 to 61,752,620. This would represent an increase of 40.7 % in the number of shares issued and outstanding. However, the proceeds from the exercise of the outstanding options and warrants would also represent an increase of $6,735,397 in working capital.

The Risks Associated With Penny Stock Classification Could Affect The Marketability Of The Common Stock Of Gold City Industries Ltd. And Shareholders Could Find It Difficult To Sell Their Stock
The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company Is Dependent On Key Personnel And The Absence Of Any Of These Individuals Could Result In A Significantly Negative Effect On The Company
The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President, Mr. Fred Sveinson. Key man life insurance is not in place on Mr. Sveinson.

Gold City Industries Ltd. Has Limited Financial Resources And Without The Addition Of Additional Capital May Not Be Able To Continue In Operation
The Company has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Company currently has no meaningful revenues and relies principally on the issuance of common shares to raise funds to finance the day-to-day operations of the business. If the Company is not able to raise additional funds in the next 12 months; the Company's ability to continue in business is in doubt.

A Lack Of Trading Volume Associated With The Company's Shares
The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.

It Is Difficult For U.S. Investors To Effect Service Of Process Against The Company
The Company is incorporated under the laws of Canada. The Company's directors and officers are residents of Canada and a substantial portion of the Company's assets are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company's directors and officers or to realize in the United States upon judgments of United States

courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development Of The Company

The Company's legal and commercial name is Gold City Industries Ltd. The Company was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia Company Act and commenced operations at that time under the name Gold City Mining Corporation Ltd. On October 29, 1997, the Company's legal name was changed to Consolidated Gold City Mining Corporation and on June 30, 1998 the Company's legal name was changed to the present name, Gold City Industries Ltd. Gold City Mining Corporation was formed as an amalgamated company pursuant to the British Columbia Company Act on December 7, 1994 by the amalgamation of Gold City Resources Ltd., Providence Industries Inc., and McKinney Mines Ltd. Gold City Resources Ltd. was incorporated pursuant to the British Columbia Company Act on April 12, 1982; and continued from the British Columbia jurisdiction to the federal jurisdiction pursuant to the Canada Business Corporations Act on March 12, 1987. McKinney Mines Corp. was incorporated as 328705 British Columbia Ltd. pursuant to the British Columbia Company Act on June 18, 1987 and the company's name was changed to McKinney Mines Corp. on April 14, 1989. Providence Industries Inc. was incorporated pursuant to the British Columbia Company Act on April 1, 1981 as Pace Industries Inc. Several name changes and consolidations occurred over its history and it changed its name to Providence Industries Inc. on October 4, 1991.

The Company's head office is located at Suite 550, 580 Hornby Street, Vancouver, British Columbia V6C 3B6 CANADA; Telephone: (604) 682-7677; Facsimile: (604) 642-6577; E-Mail: info@gold-city.net; and Website: www.gold-city.net.

The Company acquired 100% of the issued and outstanding shares of Applied Mine Technologies Inc. from AM Technologies Limited pursuant to an agreement dated February 8, 2000. The transaction was completed in 2001. Effective December 17, 2002 Applied Mine Technologies Inc, the wholly owned subsidiary company of Gold City Industries Ltd., was dissolved, with all of the assets of Applied Mine Technologies Inc. being vested in Gold City Industries Ltd. at that date.

The Company acquired 100% of the issued and outstanding shares of BGP Resources Inc., a Washington State registered corporation, effective November 8, 2003, pursuant to the acquisition of the Lone Star mineral claims from Minterra Resources Corp. BGP Resources Inc. is maintained solely for the purpose of holding title to the Lone Star mineral claims in Washington State.

The principal business of the Company is the evaluation, acquisition and exploration of mineral resource properties. Since 1999 the Company management has been actively searching for advanced stage exploration mineral properties that can be acquired by purchase, option or joint venture. The Company has focused its search primarily on precious and base metal properties in North and Central America of a size that would not interest a major mining company, which could be developed with modest capital investments and operated profitably at current metal prices. The Company holds varying interests, ranging from 44% to 100% in a number of mineral exploration properties in British Columbia.

The Company's Greenwood Gold Project, located near Greenwood, British Columbia, which is comprised of the Lexington and Golden Crown properties, has been the Company's primary focus in British Columbia since the acquisition of these properties in 2002. The Company is advancing the Greenwood Gold Project toward production and plans on constructing a 200 tonne per day processing plant and tailings facility, subject to permitting and financing.

On January 31, 2003 the Company entered into a loan agreement, subsequently amended on August 14, 2003, with Ocean Resources Capital Holdings Plc. ("ORCH"), whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold. ORCH is a London-based company listed on the Alternative Investment Market ("AIM") of the London Stock Exchange. Provisions of the ORCH loan include: a) a three year term; b) repayment of the principal by the delivery of gold bullion priced at USD 315 per ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over all of the Company's present assets as at August 14, 2003. As additional consideration, the Company issued to ORCH 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827. The Company also paid a London brokers' commission of $117,686 and a finder's fee of $53,494 to Mr. Peter Maclean of Vancouver.

Subsequent to the financial year ending December 31, 2003, the Company announced, on January 8, 2004, that it had signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture Inc.) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. ("Harmony Canada") from Harmony Gold Mining Company Ltd. of South Africa ("Harmony South Africa") for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby, the Rice Lake Joint Venture Inc. acquired 100% of Harmony Canada. The Company's portion of the purchase price was: $1,733,527.50 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit was comprised of one common share and one common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold's properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold's properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted the Company an option to acquire a 50% interest in the San Gold Properties. The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the "Loan") from Quest Capital Corp. ("Quest") to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan. The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City to Quest.

The Rice Lake Joint Venture, now known as Rice Lake Gold Corporation ("RLGC"), controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts. The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend. A further 12 kilometres remains untested along this trend on RLGC land. RLGC will focus on extending and developing known high grade veins within the Bissett mine. Additional geophysical surveys and drilling will be conducted on the previously untested 12 kilometres of mine horizon.

The Bissett mine assets include: 1,250 ton per day gold processing plant; all production and environmental permits; substantial capital tax pools; and geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold and an indicated resource of 728,100 tons grading 0.27 opt gold (National Instrument 43-101 compliant, A.C.A. Howe International Limited, February 2004).

The Company has not generated operating revenues because the properties it currently holds are exploration stage projects. To date the Company has relied primarily on private placements to finance exploration expenditures and working capital requirements and, more recently the ORCH and Quest loans.

B. Business Overview

Gold City is a Canadian-based exploration stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company's strategic plan is based on growth through production cash flow, acquisitions, joint ventures, mergers, strategic alliances and exploration.

The Company has not generated any cash flow to date from its mineral exploration properties. The Company currently holds varying interests, ranging from 44% to 100% in a number of mineral exploration properties in British Columbia, which cover more than 21,000 hectares. Subsequent to the financial year ending December 31, 2003, the Company has entered into a 50/50 joint venture to acquire the former Bissett gold mine, related infrastructure and assets from Harmony Gold Mining Company of South Africa and contiguous exploration properties in the Rice Lake Gold belt in Manitoba (see History and Development of the Company).

The Company continues to advance its Greenwood Gold Project, located near Greenwood, British Columbia to production. The Greenwood Gold Project is comprised of the Lexington and Golden Crown gold-copper mineral properties (see Property, Plants and Equipment).

C. Organizational Structure

Gold City's corporate structure is comprised of the parent company Gold City Industries Ltd. and its 100% owned Washington subsidiary, BGP Resources Inc.

D. Property, Plants, and Equipment

ATTENTION US READERS: PLEASE NOTE THE FOLLOWING INFORMATION REGARDING THE USE OF "INFERRED RESOURCES"

Discussions related to the Company's properties in this Annual Report may use the term "Inferred Resources", amongst other technical terminology. US Readers are cautioned that these terms, while being recognized and required by Canadian Securities Regulators, are not recognized by the United States Securities and Exchange Commission. "Inferred Resources" are defined as that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. As "Inferred Resources" have significant uncertainty as to their nature, quality and quantity, it cannot be assumed that all or any part of an "Inferred Resource" will be upgraded to a higher category.

Pursuant to Canadian mining disclosure rules, estimates of "Inferred Resources" may not be added to other categories of mineral resources and a Company may not disclose an economic evaluation that includes "Inferred Resources", except for preliminary assessments.

US Readers are cautioned not to assume that all or part of "Inferred Resources" reported herein contain economically meaningful or mineable quantities of mineralization.

The Company has a portfolio of British Columbia based mineral exploration properties covering over 21,000 hectares – the Greenwood Gold Project in the Greenwood Mining Division; the Boundary Project in the Greenwood and Osoyoos Mining Divisions; the Welbar and Domin Projects in the Cariboo Mining Division; and the Tommy Jack property located in the Omineca Mining Division of British Columbia (Figure 1.)

All of the Company's British Columbian exploration properties are considered development stage, with the Greenwood Gold Project being the most advanced. The Company is continuing to advance its Greenwood Gold Project toward production and plans to construct a 200 tonne per day processing and tailings facility, subject to permitting and financing. In December 2003 the Company received a permit to mine a 10,000 tonne bulk sample from underground at the Lexington Grenoble deposit.

Subsequent to the financial year ending December 31, 2003 the Company has completed the preliminary engineering design of a 200 tonne per day gravity/flotation processing plant and adjacent tailings facility, which the Company proposes to be construct on the Company's Golden Crown property, to process gold-copper material from the nearby Lexington Grenoble deposit, commencing with the 10,000 tonne bulk sample and from the Golden Crown property. The permit application for the mill and tailings facility was submitted to the British Columbia Department of Energy and Mines in May 2004.

The Company has budgeted $1.2 million for exploration programs on its British Columbia properties in 2004, with the majority of the expenditures to be targeted for the Greenwood Gold Project.


GOLD CITY INDUSTRIES LTD.
PROPERTY LOCATIONS
BRITISH COLUMBIA
STEWART
Tommy Jack Property
PRINCE GEORGE
Domin Project
Welbar Project
VANCOUVER
OSOYOOS
Greenwood
Gold Project
Boundary Project

Figure 1. British Columbia Property Locations

<u>Greenwood Gold Project</u>

The Company's principal project in British Columbia is its Greenwood Gold Project, located near Greenwood, British Columbia. The Greenwood Gold Project is comprised of the Lexington-Lonestar and the Winnipeg-Golden Crown gold-copper mineral properties (Figure 2).

The following property descriptions on the Lexington and the Golden Crown mineral properties are summarized from technical reports filed June 22, 2004 and June 23, 2004, respectively, under company profiles on SEDAR at www.sedar.com. The Company has also filed the Lexington and Golden Crown technical reports with the United States Securities Exchange Commission as part of Form 6-K filings dated June 24, 2004 and June 25, 2004.


Greenwood
Golden Crown
Lexington
Lonestar
Midway
Grand Forks
Christina Lake
Rossland
British Columbia
Washington
Chesaw
Curlew
Orient
Republic
N
0 5 10
Kilometres
GREENWOOD GOLD PROJECT
PROPERTY LOCATIONS

Figure 2. Greenwood Gold Project – Lexington-Lone Star and Golden Crown Properties

Greenwood Gold Project – Lexington Property

Location, Access and Ownership
The 2,300 hectare Lexington-Lone Star gold-copper property straddles the Canada-United States border and is centered on an area south of Greenwood, British Columbia., nine kilometres west of Grand Forks, British Columbia and 42 kilometres north-northwest of Republic, Washington (Figure 2). The British Columbian claims are located within the western half of the Greenwood Mining Division in south central British Columbia, Canada. The Washington state claims are located in Ferry County. The claims, on NTS map sheet 82E/02E are centered on 49° 00' 35'' N and 118° 37' 00' W.

The Lexington property (2,060 hectares) claims in British Columbia are readily accessed from the paved provincial highway no. 3 via four different gravel access roads (McCarren Creek Road, Hartley-Phoenix Road, Phoenix Ski Hill Road, and May-Gibbs Creek Road) that link to the Phoenix-Lone Star haul road. Access to the Washington State (Lone Star) claims is gained by traveling south on Highway 21, from the Danville border crossing, 3 kilometres west of Grand Forks, British Columbia, for 7 kilometres to Goosmus Creek Road, up the east side of Goosmus Creek for a further distance of approximately 7 kilometres.

In November 2003 Gold City completed the acquisition of a 100% interest in the Lexington-Lone Star mineral property, subject to non-overlapping 2.5% net smelter return royalties on the Lone Star claims and a 2.7% net production interest on certain of the Lexington mineral claims, pursuant to an agreement with Minterra Resource Corp. (formerly Nanotek Inc., formerly Britannia Gold Corp.) dated July 26, 2002.

Geology and Mineralization
The geological setting of the Lexington Property is dominated by a major 600 metre wide tectonic shear zone, the No. 7 Fault. The structure is a north to northwest trending arcuate feature that dips moderately east to northeast. The No. 7 Fault is one of a series of Jurassic–aged thrust faults in the Greenwood area juxtaposing late Paleozoic Knob Hill and Attwood Group, Triassic Brooklyn Formation and Eocene-aged stratigraphy. These thrusts are often marked by serpentinite bodies. Within the No. 7 Fault zone there are two sheets of serpentinite separated by a "Dacite" package. The "Dacite" package previously named the Lexington Porphyry is composed of altered porphyries, volcanics and volcaniclastics of intermediate composition. This serpentinite-dacite-serpentinite sequence is continuous from the Lone Star Mine, Washington in the south, through the Grenoble deposit to the No. 7 Mine in the northwest and forms the host of the numerous mineralized zones on the property. It is speculated that the western bounding Bacon Creek Fault of the Republic Graben, active in Tertiary time, joined with the No. 7 Fault just southwest of the Lone Star pit, reactivating the No. 7 Fault during the same Tertiary faulting event possibly representing a northern extension of the Graben into Canada.

The Grenoble deposit, discovered in 1969, has received 54 surface, 48 underground diamond drill holes and a 3 metre x 3.6 metre x 900 metre long decline with three cross-cuts.

The Grenoble deposit is now interpreted to be a series of eight shallow to moderately dipping en echelon overlapping zones hosted within the basal dacitic pyroclastic unit to the "Dacite" unit. To date, the multiple zones are confined to an area 375 m along its strike, 20-60 metres perpendicular to the strike and 25 metres thick vertically. It is interpreted that the "Dacite" unit is an upper thrust plate slid over serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate.

Grenoble Diamond Drilling – Fall 2003
The Company conducted a diamond drilling program between September 24 and November 4, 2003. Six HQ oriented drill holes were completed for a total of 905 metres. The program was supervised by P. Cowley of Gold City. Core logging and sample selection was performed by Linda Caron, P.Eng., David Makepeace, P.Eng., and P. Cowley, P.Geo.

Drilling was done by Connors Drilling Ltd. of Kamloops, BC using a track-mounted BBS-25Al rig. Drilling was done on a two-12 hour shift basis. Core was oriented using the Easymark™ system which allows the measurement of an absolute strike and dip for any given oriented vein, contact or fault. The oriented core provided additional confidence in the interpretation of mineralized zones within the Grenoble deposit.

Drillhole locations were chosen to provide infill drilling on approximately 15 m centers within the Grenoble deposit. Holes 03GCD-01 to 4 were located within the known deposit limits in an area that is targeted for bulk sampling in 2004. These holes intersected the moderately dipping Grenoble deposit. Holes 03GCD-05 and 6 were located approximately 10 m outside the known limits of the deposit.

In addition to increasing the drilling density on the deposit for resource estimation, the drilling was also designed to provide material for further metallurgical testing.

Drillholes 03GCD-01 through 03GCD-06 encountered two styles of mineralization: 1) pyrite-chalcopyrite-gold mineralization associated with the Grenoble deposit and 2) an overlying a porphyry copper-molybdenum-gold vein system. Details on mineralization are provided in Section 9.

Core recoveries through both porphyry and Grenoble sections were normally >90% and often >95%.

Grenoble Mineral Resource Estimate – June 2004

Resource block model estimates were performed by Snowden Mining Industry Consultants from first principles using date supplied by the Company. The Company provided Snowden with located assay and lithological data from 272 surface and underground diamond drill holes. The steps involved geological modeling, statistical and grade continuity analysis, followed by gold and copper grade estimates into a 3D block model. The resource estimate has been classified using the logic required by CIM guidelines (2000).

The classified mineral resource at the Lexington Grenoble deposit as estimated by Snowden, based on a cutoff grade of 6 grams per tonne (g/t) gold is tabled as follows:

Classification	Tonnes	Grade		
		AuEq (g/t)	Au (g/t)	Cu (%)
Measured	-	-	-	-
Indicated	152,600	13.8	10.3	1.6
Measured & Indicated	152,600	13.8	10.3	1.6
"Inferred"	58,300	13.8	10.2	1.7

At a cutoff grade of 6 grams gold equivalent/tonne, the currently defined Indicated Mineral Resource at Lexington is 152,600 tonnes at grades of 10.3 g/t gold and 1.6% copper or a gold equivalent of 13.8 g/t. "Inferred Resources" are estimated at 58,300 tonnes grading 10.2 g/t Au and 1.7% Cu or a gold equivalent of 13.8 g/t above the same gold equivalent cutoff grade.

Gold equivalent grades were calculated using the following metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;
Copper Price = $1.10/lb or $0.00243/gram; and
Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Lexington – Metallurgical Test Work 2002 - 2004

During 2002 and 2003 the Company conducted preliminary scoping metallurgical tests on samples from the Lexington Grenoble deposit and from drill core from drilling conducted by previous explorers of the property.

In November 2003 the Company conducted a six-hole (NQ-sized core) diamond drill program on the Grenoble deposit, designed, in part, to procure representative material for further metallurgical test work. In February 2004 samples of two zones, labelled A and B, comprised of ¼ cut rounds of drill core were shipped to PRA for test work.

The head assays of the Zone A and B samples are tabled as follows:

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	S^{TOT} (%)	S^{-2} (%)
A	17.25	13.8	3.3	19.003	16.79	16.29
B	14.4	4.1	0.92	11.032	10.13	9.76

Separate scoping bench scale tests, based on a similar flowsheet to the F7 test of 2003, returned very similar recoveries and grades. A composite sample comprised of the two zones (A:B ratio = 0.72) was produced for a locked cycle test, as this is believed to represent the blend that would be expected to be mined and processed in commercial production.

In April 2004 a locked cycle test (six cycles, 2 kg per cycle) was conducted at PRA under the supervision of Frank Wright, P.Eng., using the composite sample of Grenoble deposit zone A/B material. The metallurgical balance for the locked cycle test (cycle 6) is tabled as follows:

Cycle 6 – Locked Cycle Test - Lexington – April 5, 2004												
Product	Weight		Assay						Distribution			
	(g)	(%)	Au	Cu	Fe	S^T	S^{-2}	S^{S04}	Au	Cu	Fe	S^T
			(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Gravity Concentrate	3.08	0.16	4,408						52.5			
Flotation Concentrate 3rd Cleaner Conc.	133	6.73	73.4	28.2	34.1	35.1	34.9	0.33	37.8	98.3	18.2	20.4
Flotation Tails 1st Cleaner Scavenger Tails	584	29.5	3.68	0.07	30.7	31.0	30.7	0.56	8.30	2.07	71.7	78.9
Rougher Scavenger Tails	1,260	63.6	0.30	0.02	2.02	0.14	0.10	0.06	1.46	0.66	10.1	0.77
Calculated Head	1,980	100.0	13.1	1.93	12.6	11.6			100.0	100.0	100.0	100.0
Measured Head			**15.0**	**1.90**	**14.1**	**13.1**						

The locked cycle test indicates a distribution, on a dry weight basis, of:

- •6.7% of the weight to a chalcopyrite/gold concentrate,
- •29.3% of the weight to a pyrite (cleaner) tailing,
- •64.0% of the weight to the bulk tailing.

Metallurgical recoveries of both copper and gold from the locked cycle test were high (over 98%), with a copper concentrate grade of 28.2%. Gold recoveries from the gravity concentrate, the copper concentrate and the pyrite tails (1st cleaner scavenger tails) at 52.5%, 37.8%, and 8.3%, respectively.

The proposed process flowsheet for the Grenoble ore is a straightforward gravity/flotation circuit comprised of: primary/secondary crushing; grinding to a target 80% passing 105 micron; gravity concentration, followed by rougher flotation on the gravity tails, followed by re-grinding and 3-staged cleaner flotation of the rougher concentrate, with recycling of the scavenger concentrate back to the rougher circuit.

Lexington – 2004 Exploration Programs
In June 2004 the Company commenced a diamond drill program at Lexington targeting three areas as follows:

- The edges of the Grenoble deposit remain open over much of its 375 metre strikelength and will be tested by 8 holes to expand the deposit
- The Grenoble deposit is open down plunge to the southeast. Four holes are planned to explore a 100-metre down plunge projection of the deposit
- The TG-81 target, located 200 metres from the Grenoble deposit, has previously returned positive results in drilling conducted by Teck Corporation. Continuity within the TG-81 zone will be tested with 8 holes aimed at defining a separate satellite resource

Greenwood Gold Project – Golden Crown Property

Location, Access and Ownership
The Golden Crown Property is composed of 61 contiguous claims totaling 61 units and 906.9 hectares. The claims are located within the Greenwood Mining Division in south central British Columbia, Canada and are centered on 49° 05' 00'' N and 118° 35' 30'' W on NTS map sheet 82E/02E. The claims are 4 kilometres

east southeast of Greenwood and 1 kilometre south of the Phoenix open pit at an average elevation of 1370 metres.

The property is an amalgamation of four contiguous property acquisitions. The Company entered into four separate agreements to acquire 100% interest in the claims, subject to underlying net smelter return ("NSR") royalties as follows:

- Winnipeg-Golden Crown Claims - The Company entered into an agreement dated August 6, 2002 to acquire 100% interest in these crown grants for 1,000,000 common shares of GC and $150,000 over a period of 15 months. The Company completed the commitments in 2003 to secure 100% interest in the claims, subject to a 2.5% NSR royalty to Dynasty Motor Car Corporation (Dynasty) on all production of minerals from the claims. The two claims have been legally surveyed.

- Zip Claims - The Zip group of claims comprises 11 units in 139 hectares. Pursuant to an agreement dated September 14, 2003 with John Kemp the Company acquired a 100% interest in the Zip 1 – 11 mineral claims, subject to a 1.5% NSR royalty. In consideration for 100% interest in the Zip claims, the Company made cash payment of $500 and delivered 25,000 common shares. The 1.5% NSR royalty will be capped at $750,000 and the Company will have the right to purchase the NSR royalty for $375,000, in 0.5% increments, at $125,000 per increment, at anytime within 5 years.

- JD Property - The JD ground is composed of 37 units in 577.83 hectares. The Company entered into an option agreement dated September 23, 2002 with John Kemp, Don Hairsine, and George Nakade to acquire 100% interest in the JD mineral property; subject to a 2.5% NSR royalty. Under the terms of the option agreement, the Company will make cash payments totaling $97,500, deliver 300,000 shares, and conduct $250,000 in exploration expenditures on the property over a four year period. The Company is still earning its interest in this property, with the terms of the agreement in currently good standing. The Vendors will retain a 2.5% NSR royalty capped at $2,500,000. The Company will have the right, at anytime in the five year period after it has exercised the option to acquire the property, to purchase the 2.5% NSR royalty for $1,500,000, in increments of 0.5%, at $300,000 per increment.

- Century Gold claims – The Century Gold ground is comprised of 11 units in 158.32 hectares. The Company entered into an option agreement dated September 30, 2002 with Novra Technologies Inc., to acquire 100% interest, subject to a net NSR royalty, in the Century Gold mineral property. Under the terms of the option agreement, the Company will make cash payments totaling $75,000 over a two year period and will deliver 400,000 shares to Novra Technologies Inc. The Company has one remaining option payment in October 2004 to complete the acquisition. Concurrently, a 4.5% gross value of production royalty, pursuant to an underlying agreement on the Century claims, has been converted to a 4.5% NSR royalty, payable to three royalty holders. The 4.5% NSR royalty will reduce to a 2.7% royalty after the first $300,000 in NSR royalty payments. Pursuant to the royalty agreement, the Company has agreed to exploration work commitments of $15,000 per year over a ten year period. The Company has fulfilled the first year's $15,000 work commitment to October 2004, by the fall 2003 Tiara and Portal Vein drilling campaign.

Geology and Mineralization

Geology
The property is underlain by rocks confined to sections of three thrust sheets related to the Jurassic-aged Mt Attwood, Lind and Snowshoe Thrust Faults.

The southern part of the property is underlain by stratigraphy preserved in the upper plate of the north dipping Mt. Attwood Fault. Rocks here are predominantly siltstone, cherty siltstone and minor sandstones and greenstones of the Permian age Attwood Group. This stratigraphy is intruded by small plugs of quartz diorite related to the Jurassic and Cretaceous-aged Nelson Plutonic Complex.

The bulk of the property is underlain by stratigraphy preserved in the north dipping Lind Creek thrust sheet. Permian aged Knob Hill Group rocks of greenstone, pillow lava and breccia and serpentinite are intruded by the Old Diorite complex of coarse to fine-grained hornblende diorite laced with felspathic veinlets. A series of medium to coarse-grained monzonite to monzodiorite to dark green diorite to amphibolite sills cut fine-grained dark green volcanics and massive dark green microdiorite. The composite intrusion is spatially associated with the east-west oriented Jurassic-aged Lind Creek thrust fault commonly marked by serpentinite bodies. The serpentinite bodies are postulated to be part of a disrupted ophiolite sequence. A large body of serpentinite in the southeast corner of the property exhibits four northwest trending fingers of serpentinite extending from the main mass. As serpentinites in this district often demark faults by squeezing in and along them, the four fingers probably reflect unmapped thrust splays or faults, one of them closely associated with the robust sulfide vein system on the property.

In the immediate area of the robust sulfide vein system, medium to coarse-grained dark green diorite to monzodiorite outcrop dominantly east of the Winnipeg shaft, dark green coarse-grained amphibolite near the Winnipeg workings and pale grey porphyritic monzonite closely associated with the mineralization. The diorite to monzodiorite often occurs in step-like exposures suggestive of a series of dykes. Drill data supports this interpretation. A sample of diorite from core was dated by Church (1986) at 258 +/- 10 Ma, thus maps this unit as the Old Diorite of Permian-aged Knob Hill Group. The amphibolite thought to be a phase of the diorite intrusive occurs only in drill core. This unit is also closely associated with veining and looks much like the amphibolite found adjacent to stopes in the Rossland camp. The Monzonite porphyry is commonly strongly altered and pyritic. It weathers recessively compared to the diorites so is only seen in core and trenches. This unit is also similar to intrusive rocks in the Rossland where it has been linked genetically with the mineralization (5.4 million tonnes grading 16.1 g/t Au) (Höy and Dunne, 1997).

The multi-phase intrusive described above cuts fine grained sulfidic strongly chlorite-sericite altered pyroclastics and rhyodacite, undifferentiated strongly chloritic altered greenstone and augite porphyry. The age of the volcanics is uncertain but is likely the Knob Hill Group or Brooklyn Formation (Church, 1986, Fyles, 1990) which may be analogous to the Elise Group of the Jurassic-aged Rossland volcanics (Little, 1983).

Serpentinite exposures are rare due to their recessive character. Trenching has exposed more serpentinite but serpentinite is common underground and from drill core on the property. A 50 metre thick sub-horizontal but undulating serpentinite unit occurs approximately 75 metre below the surface and forms the footwall to the robust vein system on the property. For a 100 metre segment, this serpentinite body becomes steeply north dipping. This main flexure of the serpentinite's upper contact corresponds to the thickened richer part of the King vein. Other serpentinite contacts on the claims exhibit similar associations to mineralization but have received less exploration. Additionally, late shallow dipping mineralized detachment faults are present and may offset principal veins as well as be important mineralized targets.

Volcanics, various intrusive phases, and to a lesser degree serpentinite, host numerous gold bearing massive sulfide veins composed of pyrrhotite-pyrite and lesser chalcopyrite.

The third thrust sheet related to the Snowshoe Fault preserves Triassic stratigraphy of the Brooklyn Formation and Knob Hill Group in the northeast and northern part of the property. Brooklyn Formation chert breccia, minor tuff and dark grey siltstone are unconformably underlain by Knob Hill chert, argillite, greenstone and chert breccia.

Mineralization
A corridor of west northwest trending sub parallel and closely spaced steeply dipping massive sulfide and quartz-sulfide veins occur in the southeastern part of the property as part of a 4 kilometre long gold/copper

system defined by drill hole intercepts, trenches, gold soil geochemical anomalies and geophysical (VLF) anomalies. The core of the known vein system lies within an area 130 metres wide by 800 metres long. As many as 10 discrete veins have been identified in the heart of the system. The parallel, close-spaced character of the veins, lack of geological data between veins and poor survey control of holes prior to 1990 has made interpretations somewhat uncertain as to which intercept pertains to a particular vein. There have been at least two campaigns of digital data review and corrections done by Attwood and Century Gold Corp, 1990 and 1999, which have improved the database status, including resurveying identifiable holes.

The veins are generally sub-parallel and closely spaced, trending west northwest and steeply dipping. Veins typically are 1-2 metre true width, with local developments to 5 metre true width near the serpentinite contact. Veins range greatly in sulfide content but generally contain 50-90% sulfides of pyrrhotite-pyrite and lesser chalcopyrite, with very local arsenopyrite in a quartz gangue. However, quartz veins with very low sulfide content are also present. Both vein types can carry high gold tenor. According to metallurgical testing the bulk of the gold is free and associated with pyrite. Laterally, the vein system appears to be zoned or may result from two separate mineralizing events. The veins in the eastern part of the claims exhibit a Au-Cu (+/-As-Sb) affinity whereas veins in the west, in the direction of the Phoenix skarn, have a Au-Ag-Cu (+/-Bi, Mo, Co, As) affinity.

Wallrock alteration to veins is highly dependent on host rock. The fine-grained pyroclastics and porphyry hosts which are regionally strongly sericite-pyrite altered become more intensely altered adjacent to veins. Diorite, microdiorite, augite and serpentinite hosts exhibit very little wallrock alteration.

The Company has interpreted 14 sub-parallel steeply dipping veins identified in the resource calculation. The veins from north to south are within the Golden Crown, King, George, McArthur, Samaritan, Portal and South Zone vein systems. The veins are generally 15-25 metres apart. Veins can be locally developed, reappearing along their strike length. Each vein appears to maintain a fairly predictable hangingwall distance relative to the northernmost vein, the Golden Crown Vein. The veins are described from footwall to hangingwall (north to south) which does not reflect the order of importance in the system.

Golden Crown Vein
A total of 2,488 tonnes grading 15.4 g/t Au and 1.5% Cu were reportedly mined from the Golden Crown Vein, although the extent of workings and dumps suggest more. Production came from a steep south dipping vein averaging 1.5 m in thickness, via three stopes on the 100 foot level within 55 m of the shaft.

A 1998 and 1999 trenching program exposed a quartz-pyrite-pyrrhotite-chalcopyrite vein for a 50 metre strike length immediately west of the Golden Crown shaft dump. The vein averaged 1 m in thickness and has variable sulfide content from 20 to 90% and is believed to be the surface expression of the Golden Crown Vein. Surface sampling of the vein returned values under 5.1 g/t Au. The vein appears relatively continuous along this exposure with minor segments necking down to under 10 centimetres. Drill hole 76-5 returned an impressive 6.1 metre intercept grading 13.7 g/t Au at a depth of about 5 metres vertical below surface. Drilling 15 metres on either side of this intercept in 2003 was unsuccessful in intersecting the vein possibly as a result of fault complications and necking down.

King Vein
The King Vein is the chief resource vein and is the most persistent, laterally and down-dip. The King Vein is only exposed on surface immediately west of the Winnipeg Shaft, however, the vein has been intersected by numerous drill holes. The King Vein has been drill tested to a depth of 125 metres for a 50 metre strike. The persistent shoot rakes 40° to the west and is open at depth. Greenstone, diorite and lesser serpentinite host the King Vein. The vein exhibits a marked thickening within and near the serpentinite contact.

The King Vein is also exposed for 38 metres along its strike in the King drift where it is seen to be thin and splaying. Chip sampling of the vein returned gold values commonly between 0.1 and 0.3 oz/t, but as high as 1.7 oz/t Au and 1% Cu over 0.4 metres. The location of the King drift unfortunately corresponds to where the vein is poorly developed as multiple thin horse-tailed splays in comparison to drill hole intercepts above and below the drift.

Previous workers (Ford, 1990; Caron, 1999) have speculated that the King, Golden Crown and Winnipeg Veins are the same structure, drill tested sporadically for a 400 metre strike length and to generally within 75 metres from surface. These writers have interpreted the King Vein to be 15 metres into the hangingwall of the projection of the Golden Crown Vein. The lack of outcrop and drill hole control east of the Winnipeg shaft does not allow confident interpretation of the vein predictability as is demonstrated west of the Winnipeg shaft. Further discussions on the Winnipeg Vein are presented below.

Winnipeg Vein

The Winnipeg Vein was developed by the Winnipeg shaft (circa 1899, now caved) and a series of drifts, however, little is really known about them. Sketchy historic records indicate that the old timers sank a shaft on one of two veins reported separated by 80-100 feet. A production figure of 53,316 tonnes averaging 0.2 oz/t Au and 0.16% Cu was reported from the Winnipeg workings. Previous workers speculate from the extent of dumps that there was less production from the Winnipeg Vein on the Winnipeg claim and more from the Golden Crown Vein on the Golden Crown claim. The 1988 exploration drift broke into several flooded old workings connected to the Winnipeg shaft but the extent of the workings was not determined at that time.

As referenced above, previous workers had speculated that the Winnipeg Vein is the lateral equivalent of the King Vein. There is insufficient information to confirm the vein continuity, and hence it is assigned its own name as the Winnipeg Vein instead of King Vein. The problem is that fundamentally exploration drilling has been restricted near and east of the Winnipeg shaft due to the uncertainty of position and extent of the underground workings related to it. Furthermore, remnants of rock exposure in the Winnipeg shaft show a vein at the contact between a serpentinite and diorite. This would correspond with the projection of the King Vein. However, as the serpentinite forms the footwall of the King Vein, and the vein and the serpentinite dip towards each other, it seems that there is no depth room for the King Vein to develop. A deflection of the contact or offset faulting could provide a more prospective geologic setting for vein development. Regardless, there are two veins developed at and east of the Winnipeg shaft as evidenced by the historic records and the limited drilling east of the shaft. Further exploration drilling is warranted east of the Winnipeg shaft after the available data from the underground workings has been compiled and reviewed.

George Vein

The George Vein lies between the King and McArthur Vein approximately 15 m to the hangingwall of the King Vein. The vein has not been seen in the exploration adit but defined only by drilling. Two examples of intercepts are 1.25 metres grading 29.5 g/t Au from U88-18 and 0.91 metres grading 42.9 g/t Au from U88-23. As with the King Vein, the George Vein thickens near the serpentinite contact. The thickened part of the George Vein corresponds closely with the thickened part of the King Vein.

McArthur Vein

The McArthur Vein lies about 40 metres to the hangingwall of the King Vein. The McArthur Vein parallels the King Vein and, at the 1988 exploration drift level, the vein occurs 15 metres south of the drift where the King cross-cut diverges from the drift. There has been some production on the vein as there are some open stopes near the road that are interpreted to be from the McArthur Vein.

Good width and grade make this vein an attractive target; however, there is a point of caution as the resource is close to old workings that are not described in detail. No drilling has been done below drift level on this vein, nor has the vein been adequately tested along strike.

Samaritan Vein

The Samaritan Vein been intersected by several near surface drill holes, the best intercept coming from DDH 76-2 of 4.9 metres at 17.5 g/t Au. Other holes were not nearly as successful shedding doubt on the continuity of this vein. The Vein is located 50 metres south of the King Vein shoot. Trenching in 1998 and 1999 uncovered a 0.75 to 1 metre thick shallow south dipping mineralized fault zone that may represent the surface expression of the Samaritan vein. Sampling returned a 1050 ppb Au value, however, potential for better mineralization lies along strike of this structure.

Prior to the fall 2003 drill program, two vein interpretations were believed to exist, these being:

A sub-parallel vein to the King Vein; or
A vein with orientation of 150° linked with other intercepts to the southeast.

The fall 2003 drilling program tested 15 metres to each side of the 1976 hole with two apposing azimuth directions. Both interpretations were tested with very limited and inconclusive results.

Queen
The Queen Zone was exposed in a large deep trench located opposite to the Winnipeg shaft road. A 5 metre long vein was exposed and returned gold grades to 17.8 g/t Au and >2% Cu, however, no thickness was documented. Vein contacts and host rock were unclear. Several float boulders of massive pyrrhotite in the trench yielded grades up to 6.2 g/t Au and 1.1% Cu.

In 1998, the trench was re-opened at its western end and extended eastward to the main road. The Queen vein was exposed for a distance of 26 metres. Exposures showed a complex zone where two faults intersected. A sub vertical north trending fault is cut by a north trending shallow west dipping mineralized fault zone, the Queen Vein. The shallow dipping fault zone is at least 2.5 metres thick, comprising oxidized and intensely altered intrusive rocks, carrying pods of quartz-sulfide and massive sulfide mineralization. Sampling from this zone yielded gold values up to 4.8 g/t Au across the zone's width. Caron (1999) suggests that mapping demonstrates this shallow dipping mineralized fault zone may coincide to the Tiara and Samaritan zones.

The zone was further trenched in 1999 to test for strike length continuity towards the Tiara Vein. Two trenches confirmed a major west dipping fault similar to that found in the Samaritan, Queen, and Portal trenches (the strike orientation is not documented). The fault exposed by these two trenches did not encounter significant mineralization. Samples collected included a maximum sample value of 1415 ppb Au, 0.9% Cu and 11.4 g/t Ag.

Princess Vein
The Princess Zone is located where there are several old workings and pits directly south of the main Golden-Crown – Winnipeg access road. Here, a quartz-sulfide vein is exposed and hosted by microdiorite. In 1998, a trench exposed the vein on strike, however, minimal drilling has tested this target. The vein varies from a massive pyrite-pyrrhotite-chalcopyrite vein to a quartz-sulfide vein. The vein trends 140°/75° NE with an average width of 1.0 metre and is exposed for a 34 metre strike length. Beyond that strike length to the northwest the structure continues as a splay of stringer sulfide veinlets. Potential exists for the structures to coalesce back into a mineralized vein to the northwest. This prediction should be considered for future exploration. The vein is open to the southeast of the trench exposure and could be tested further by trenching. Sampling of the vein exposure returned relatively low gold values, the maximum of which was 3.36 g/t Au.

Tiara Vein
The Tiara Vein is located about 150 metres southeast of the Winnipeg shaft. The vein had been previously explored by an old trench which exposed a massive pyrrhotite body of unknown dimensions. In 1998, workers re-visited and sampled the trench, producing values of up to 12.0 g/t Au. The zone has also been tested by several short diamond drill holes that encountered thick intercepts of massive sulfides, bearing low gold values.

In 1998, the zone was trenched. The massive sulfide body is developed at a moderately to steeply dipping serpentinite-diorite contact. The trench exposed this contact for 110 metres, 90 metres of the contact being mineralized. The orientation of mineralized trend is variable. The north end of the exposure trends 155°/40°W, but steepens toward the south end to 175°/90°.

Channel sampling in 1998 identified the following widths and grades associated with the northern and southern extents. These zones are separated by a 10 metre long segment where the zone is narrower and has weaker mineralization.

Significant Tiara Vein Intercepts (1998)

	Width	Grade
Northern Zone (28m)	0.73 m	1.31 opt Au
Southern Zone (25m)	0.9 m	0.99 opt Au

The southern part of the zone of massive pyrrhotite is up to 7 metres thick, but with only moderately anomalous gold values from the 1998 sampling campaign. It has been found that the hangingwall and footwall contacts of the massive pyrrhotite body are faulted, with grade considerably higher than the massive core itself. Massive pyrrhotite-pyrite from the zone can return good gold values, although not consistently. Further, it appears that the presence of fine-grained black sooty pyrite may indicate the presence of high gold values. The gold to silver ratio for the Tiara Zone is approximately 10:1. The zone is anomalous in arsenic, locally exceeding the 1% analytical limit and is accompanied by copper grades of 0.1-0.2% Cu.

At the south end of the trench, the serpentinite-diorite contact swings dramatically to the west and continues to be mineralized with values in the order of 5.1 g/t Au across a 1 metre true width. This contact remains untested to the west. Anomalous gold values in soils lie on strike to the north and south of the exposure which could signify further strike length potential. Some of the soil values obtained were in the order of 187 ppb Au, 380 ppb Au, and 450 ppb Au.

A follow-up trenching program in 1999 extended the southern zone from 28 metres to 41 metres in length. The average width increased to 1.35 metres with an average gold grade of 0.33 opt Au. Channel cuts from the southern end returned an average grade of 61.7 g/t Au across 7 metres. The sites of anomalous gold values in soils referred to in the previous paragraph were trenched, but without encountering any mineralization.

Drilling in fall 2003 targeted this contact-related massive sulfide with 12 shallow holes. The tight spaced drilling was aimed at intersecting the 10 metre, 20 metre and 30 metre depth projection of the vein. The vein was intersected in 3 of the 12 holes, however, the low recoveries (30% with HQ) at the contact from the Tiara drilling campaign may have under estimated the vein development. The Company believes that the Tiara Vein holds potential, but drilling is not the most effective mode to explore and define it. The Company recommends shallow (1-3 metre) trenching to get better, less oxidized and friable samples as well as to see vein development in the third dimension.

South Zone
This zone is situated about 300 metres south of the main access road north of the Skeff valley. The zone was discovered by drilling a strong electromagnetic conductor in 1986. To date, a total of eight diamond drill holes have explored the zone with two parallel veins being documented. The stronger vein averages 0.75-1.0 metres in width grading 3.4 to 10.3 g/t Au. One drill hole encountered 43.2 g/t Au across 1.2 metres.

In 1998, trenching exposed a 2 metre wide strongly oxidized zone and a thin zone of quartz-sulfide veining 15 m to the south. Gold values up to 9.6 g/t Au were reported from the exposure. The zone is surrounded by a large gold soil anomaly 600 metres long by 80 metres wide where values between 50-1290 ppb Au have been recorded. The zone is thought to be located in the upper plate of the detachment fault that hosts the Samaritan and Queen Zones. This data and interpretation suggests good potential to expand the South Zone along strike and possibly to locate additional sub parallel zones.

Trenching in 1999 on strike revealed a wide oxidized fault zone hosting narrow quartz-sulfide veins. The trench exposed the fault zone for 20 metres where it averaged 1.5 to 2.0 metres in thickness. A chip sample near the eastern end of the trench produced 64.1 g/t Au across a true width of 1.5 metres. Another chip sample from this end of the trench returned 23.7 g/t Au across 1.7 metres true thickness. Arsenic values can be elevated with values up to 0.1%.

Portal Vein

Ford interpreted the vein to be steeply dipping, while Caron (1999) interprets the vein to be a shallow dipping mineralized detachment fault zone trending 140°/30° S, as interpreted from trenches of the Queen, Tiara and Samaritan Zones. Caron's interpretation implies more continuity to the mineralization as other intercepts in the area are brought into the picture. In addition, it would imply thicker true widths than if the vein was sub vertical. Caron goes on to suggest that there is potential in the footwall of the mineralized detachment fault zone for the vein to continue as a sub vertical structure. Elevated gold in soils to 173 ppb Au over the Portal area could represents the surface expression. Trenching in summer 1999 apparently confirmed the shallow dipping mineralization (Caron, 1999a). Three trenches exposed narrow low grade gold values to a maximum of 570 ppb Au. Re-logging of old drill data by Caron supported this orientation, and suspects it to be the same structure tested at the Queen Zone.

Gold City believes the vein to be a composite. The vein hosted in diorite/greenstone is locally sub vertical but thickens and spreads out near the shallow dipping diorite-serpentinite contact. The fall 2003 drilling program targeted a shallow dipping contact related zone. The sub vertical drilling tested around the best intercept (5 metres grading 17.1 g/t Au) but could not extend the this intercept. The drilling did find narrow massive sulfide development at the contact supporting the model for the property but without economic grades and widths.

Calumet

The Calumet Zone occurs 50 metres north of the portal for the 1988 exploration drift. Several old trenches and pits exposed massive pyrrhotite and quartz-sulfide veining hosted in altered volcanics. Grab samples taken from the old dumps for these workings produced a 16.1 g/t Au value. Unfortunately the old workings are now sloughed. The zone has been tested by four diamond drill holes along a strike length of 60 metres with limited success. Intercepts are narrow with the best grade being 5.3 g/t Au.

Trenching in the summer of 1999 exposed a 3 metre wide zone adjacent to a sloughed pit. Chip sampling produced a 9.3 g/t Au value across 3.0 metres while samples taken a short distance on strike gave much lower values. The strike length of this zone is unknown. Its projection 50 metres to the east runs up against the Calumet claim boundary. Caron (1999a) speculates that the Portal Fault to the west will mask the surface expression of the Calumet vein.

J & R

The J&R zone is located approximately 500 metres northwest of the Golden Crown shaft. Numerous old workings occur over an exposure of porphyrite and microdiorite. The area coincides with a 300 metre long gold and copper soil anomaly where gold values of 650 ppb have been recorded. There are additional soils anomalies to the west. It is speculated by Caron that the target is the western strike extent of the Golden Crown vein, representing a 300 metre trace of unexplored territory between the zones. A total of 26 diamond drill holes have been located in the area of the J&R target. Complete records are available for 9 of the holes while only assay data is unavailable for the remaining 17 preventing proper location and orientation of the holes. Several holes in the J&R target area have returned encouraging results. The best intercept was from 90-25 with 2.5 metres grading 15.8 g/t Au and 2.8% Cu. Others include hole 84-10 with 1.52 metres grading 15.4 g/t Au and hole 84-9 with 5.36 metres grading 5.5 g/t Au.

Trenching in 1999 resulted in three exposures of a broad mineralized zone with multiple 0.5-1 metre wide veins and a multitude of intervening veinlets. Chalcopyrite was found in the veins as well as disseminations in silicified intrusive host rock. Veins sampled separately returned up to 4.8 g/t Au, 84.4 g/t Ag and >1% Cu (assays incompletely reported). Continuous chips returned a 15 m wide zone averaging 0.25% Cu, 3.8 g/t Ag and 275 ppb Au and a 13 metre wide zone grading >0.4% Cu, 5.8 g/t Ag and 408 ppb Au. This trench work appears inconsistent with the higher grade gold intercepts reported above. This suggests to P. Cowley that, either a higher grade system lies below the trench level, or the gold intercepts are scattered and isolated without promise of continuity. Locating and re-logging the holes that are partially documented may provide some answers to clarify the potential of the target.

Other Veins
Kim (1989) identified three other veins, which are not identified or interpreted by Caron (1998), the Lynn, Ivory and Edward Veins. In Kim's interpretation the Lynn and Ivory Veins lie between the McArthur and George Veins. The Edward Vein lies between the Samaritan and the McArthur Veins. All three veins are defined only by drilling.

There are remaining doubts with the interpretations from earlier work.

Main and Footwall Shears
The Company's 2003 trenching program expanded the previously tested area of the Main Shear Zone from 90 metres to 300 metres of the 1,000 metre long soil anomaly. The program exposed the Hangingwall and Main Shear zones with 12 sub-parallel trenches spaced 25 to 35 metres apart.

The Main Shear zone was exposed in nine trenches over a strike length of 250 metres. The sub-parallel Hangingwall zone, 50 metres to the north, was exposed in five trenches over a strike length of 200 metres. Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone. The Hangingwall and Main Shear zones are open to the northwest. The eastern extensions, which are offset by faulting, are interpreted to continue to the southeast.

Highlighted chip samples included: 27.4 g/t gold across 1.8 metres, 12.69 g/t gold across 5 metres, 12.28 g/t gold across 5 metres, and 8.1 g/t gold across 2 metres, indicating near surface high-grade sections within a gold enriched shear system.

Golden Crown – Fall 2003 Diamond Drilling
In the fall of 2003, the Company conducted a diamond drilling program. Concurrently the Company completed 12 trenches 2.5 kilometres to the west northwest along the gold/copper corridor on several north dipping shear zones. Highlighted chip samples include: 27.4 g/t Au across 1.8 metres, 12.69 g/t Au across 5 metres, 12.28 g/t gold across 5 metres, and 8.1 g/t Au across 2 metres, indicating near surface high-grade sections within a gold enriched shear system. The Company also re-sampled and verified gold grades across the exposed Tiara and Golden Crown Veins.

The Company conducted the diamond drilling program between October 4 and October 31, 2003 consisting of 47 oriented, HQ diameter, drill holes for a total of 2,138.7 metres.

Drilling was done by Connors Drilling Ltd. of Kamloops, BC using a track-mounted BBS-25Al rig. Drilling was done on a two-12 hour shift basis. Core was oriented using the Easymark™ system which allows the measurement of an absolute strike and dip for any given oriented vein, contact or fault. The oriented core provided additional confidence in the interpretation of mineralized zones within the Golden Crown system.

The 2003 exploration program was supervised by the P. Cowley of the Company. Core logging and sample selection was performed by Linda Caron, P.Eng., David Makepeace, P.Eng., and P. Cowley, P.Geo.

Twenty-one holes were directed at definition drilling (15 metre centers) of the King Vein, covering an area of about 100 metres x 80 metres. The remaining 26 holes explored the Samaritan, Tiara, Golden Crown, Portal, and Calumet veins, within an area of approximately 400 metres x 100 metres.

Core recoveries through most targets were >90% and often >95%. However, recoveries in the Tiara and Golden Crown were locally as low as 30% recoveries.

Golden Crown – Mineral Resource Estimate (June 2004)

Resource estimates were prepared using industry standard methods for this style of vein deposit. Metal accumulations for gold and copper from the drillhole intersections were interpolated in to a 2D model for each vein.

The Company provided Snowden with a Gemcom database consisting of survey, assay, and lithological records for 348 surface and underground diamond drill holes. The lithology codes were reviewed and standardized to maintain consistency between drill campaigns.

The Company also provided Snowden with a digital terrain model of the surface topography and wireframes representing the underground development and lithological units.

The Company had interpreted a series of sub parallel, closely spaced, steeply dipping quartz veins that trend west northwest. The drill data and mapping from underground permitted the delineation of 14 distinct veins and vein splays, as follows:

- 4 veins within the Golden Crown system;
- George vein;
- 2 veins within the King vein system;
- Queen vein;
- Samaritan vein;
- McArthur vein;
- 3 veins within the Portal system; and
- the South Zone vein.

The Ordinary Kriging method of interpolation was used to estimate vein thickness, gold and copper accumulation block models at Golden Crown. Gemcom mining software was used for establishing a 2D block geological model and subsequent grade estimates. Grade caps were applied to both gold and copper accumulations prior to estimation to restrict the influence of grade outliers.

Metal accumulation block models were converted to grade models by dividing the estimated metal accumulation by the estimated thickness. A gold equivalent block model was created by manipulating the gold and copper block grades according to the formula AuEq = Au + (Cu X 10,000)/4569.712. The factor used in this formula was derived from the following metal prices:

Au = $380/oz or $11.08195/gram
Cu = $1.10/lb or $0.00243/gram

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made.

The classification scheme for Golden Crown resource estimates took into account the confidence in the geological interpretation, minimum distance of blocks to nearest sample, numbers of informing samples, variogram ranges and data distribution.

The process of classification involved the following steps:

- Only blocks informed by a minimum of 2 composites received a block grade;
- Blocks that lie within 15 metres of the nearest composite were initially coded as Indicated and those greater than 15 metres as "Inferred"; and
- Drill holes were coded relative to the amount of confidence in the data (collar surveys, downhole surveys, assay certificates, QA/QC protocols, etc) (Section 14.2). A perimeter was drawn around those composites that were generated from drill holes with a high degree of confidence. Indicated blocks within that perimeter were permitted to remain Indicated while all blocks outside of the perimeter, initially classified as Indicated, were changed to "Inferred". "Inferred" blocks within the perimeter remained in the "Inferred" category.

- The model was coded to identify Indicated and "Inferred" blocks according to guidelines of the CIM Standards (2000). No Measured blocks were identified in the estimate.

The classified Mineral Resource at Golden Crown is presented below, based on a gold equivalent cutoff of 6 g/t:

Golden Crown Classified Mineral Resource at a 6 g/t AuEq Cutoff

Classification	Tonnes	Grade		
		AuEq (g/t)	Au (g/t)	Cu (%)
Measured	-	-	-	-
Indicated	30,700	19.7	17.9	0.8
Measured & Indicated	30,700	19.7	17.9	0.8
"Inferred"	74,200	14.0	12.7	0.6

At a cutoff grade of 6 g/t gold equivalent, the currently defined Indicated Mineral Resource at Golden Crown is 30,700 tonnes grading 17.9 g/t Au and 0.8% Cu or a gold equivalent of 19.7 g/t. "Inferred Resources" are estimated at 74,200 tonnes grading 12.7 g/t Au and 0.6% Cu or a gold equivalent of 14.0 g/t at the same gold equivalent cutoff grade.

Gold equivalent grades were calculated using the following metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;
Copper Price = $1.10/lb or $0.00243/gram; and
Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made.

Golden Crown Metallurgical Test Work - 2004
In January 2004 a composite sample from King Vein diamond drill core (November 2003 drill program) was shipped to Process Research Associates (PRA) for preliminary metallurgical test work. The sample was composited from 03CDH-01, 03, 06, 015, and 016.

The head grade of the composite sample was as follows:

	Au (g/t)	Cu (%)	Fe (%)
King Vein Comp. 1	44.5	0.46	26.36

Check assays are tabled as follows:

Metal	Units	King Vein Comp. 1	Laboratory		Analytical Method
			Name	ID	
Au	g/mt	**44.5**	iPL	PO3799	FA/AAS
Au	g/mt	**39.8**	iPL	PO3798	Metallics
Au	g/mt	**59.1**	Assayers Can	4V0021PA	FA/AAS
Au	g/mt	**69.6**	Assayers Can	dup	FA/AAS
Cu	ppm	**0.46**	iPL	PO3799	AsyMuA
Cu	ppm	**0.459**	iPL	PO3799	ICPM
Cu	ppm	**0.451**	Assayers Can	4V0021PA	AsyMuA
Cu	ppm	**0.452**	Assayers Can	dup.	AsyMuA
Fe	ppm	**25.36**	iPL	PO3799	AsyMuA
Fe	ppm	**23.6**	Assayers Can	4V0021PA	AsyMuA
Fe	ppm	**23.9**	Assayers Can	dup	AsyMuA

PRA conducted 4 scoping tests comprised of gravity (Knelson, followed by panning) and flotation. The final test incorporated a cleaning scavenger concentrate, reactivating depressed pyrite from the rougher cleaner circuit. The proposed flowsheet for processing of the gold-copper ore from the Company's nearby Lexington deposit could be modified to include a separate rougher scavenger cleaning circuit for upgrading of gold-bearing pyrite from the Golden Crown ore. The results of the preliminary King Vein work indicate that approximately 31% of the gold reports to the gravity concentrate and 34.0% to the copper concentrate, while about 30% is recoverable from the pyrite scavenger concentrate. Overall gold losses to the final bulk tailing were less than 5%.

The third and fourth rougher cleaner concentrates from the King Vein F4 test indicate that a marketable copper concentrate with gold can be produced as follows:

Product	Weight %	Assay			Distribution		
		Au (g/t)	Cu (%)	Fe (%)	Au (%)	Cu (%)	Fe (%)
Rougher Cleaner 4 Conc.	0.9	1,761	27.9	29.2	33.6	51.0	1.0
Rougher Cleaner 3 Conc.	1.1	1,423	**24.1**	27.5	34.1	55.4	1.2

The rougher scavenger cleaner 2 pyrite concentrate produced an iron grade of 45.5% with 51.9 g/t Au. To date no locked cycle test work has been conducted on Golden Crown samples. Additional test work will be conducted on Golden Crown material to investigate upgrading of the scavenger cleaner concentrate and reduction of copper losses in the scavenger circuit.

Rice Lake Joint Venture - Manitoba

The Company's second advanced stage project, the Rice Lake gold project, is held through a 50/50 joint venture with San Gold Resources Corporation (See History and Development of the Company). The Rice Lake project is located 250 kilometres northeast of Winnipeg, Manitoba (Figure 3).


CANADA
MANITOBA
N
LEGEND / LÉGENDE
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Bissett
Scale / Échelle
75 0 75 150 225
km km
http://atlas.gc.ca
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

Figure 3. Rice Lake Gold Project Location, Bissett, Manitoba

Location, Access, and Ownership
The Rice Lake joint venture lands are located near Bissett, Manitoba 250 kilometres northeast of Winnipeg, Manitoba. The property is accessed from Winnipeg via all weather provincial trunk highways and provincial roads.

The Bissett property, acquired through the purchase of 100% of the shares of Harmony Gold (Canada) Inc. by the Rice Lake joint venture (see History and Development of the Company"), is comprised of one mineral lease – ML-063 – covering 428.48 hectares. The lease is for a period of twenty one years commencing April 1, 1992 and is renewable in accordance with the Manitoba Minerals Act. The property also includes the contiguous 80 hectare Olive Claim. The other assets of Harmony acquired in the transaction include: a 1,250 tpd gold processing plant, related mine infrastructure, environmental and operating permits, and tax pools.

Pursuant to the Rice Lake Joint Venture Agreement, Gold City Industries Ltd. also has been granted the right to earn a 50% interest from San Gold Resources Corporation in ~ 6,000 hectares of exploration ground, which is along the mine horizon, in consideration for providing $1,000,000 in exploration expenditures on the San Gold ground.

History
The Bissett mine (historically known as the San Antonio Mine) operated continuously from 1932 to 1968, when the surface hoist was destroyed by fire. During that period the mine produced 1,360,000 ounces of gold from 4,876,000 tons of ore mined. In 1980 the mill was destroyed by fire. In 1989 Rea Gold Corporation acquired the project. In 1994 Rea Gold initiated underground rehabilitation and exploration. The A-shaft was deepened to facilitate linking it directly with the upper level of the D-shaft area and eliminating two cycles of hoisting. Rea Gold constructed a 1,000 tonne per day mill facility, however, before production could be commenced, Rea Gold was placed into receivership. Harmony Gold (Canada) Inc. acquired the project out of receivership, expanded the mill capacity to 1,250 tons per day, and operated the mine for close to three years (producing 102,055 ounces of gold with 693,371 tons mined) until August 2001. At that time the mine was placed on care and maintenance and offered for sale.

Geology and Mineralization
The property is situated in the Rice Lake Greenstone Belt as the west end of the Uchi Volcanic-Plutonic Subprovince of the Superior Province of the Canadian Shield. The Uchi Subprovince has significant gold production from the Rice Lake, Manitoba area in the west through the Red Lake, Birch-Uchi Lake, and Pickle Lake-Dona Lake areas of Ontario.

Gold mineralization in the Bissett Mine occurs in quartz-vein systems hosted almost exclusively within the San Antonio Mine Unit, a layered, sill-like gabbroic unit that intrudes the Bidou Lake Subgroup. The bulk of the gold-bearing quartz veins occur as either 16-Type shear zone veins or 38-Type tensional fractional stockwork veins or as a complex combination of the two vein types where they intersect.

Exploration and Development Plans
The Rice Lake joint venture plans to reactivate the former Bissett Mine. Prior to the reactivation exploration will be conducted to extend and develop known high grade veins within the Bissett Mine. The reactivation plan includes production from other nearby deposits in the Rice Lake Gold Belt, including the San Gold #1 deposit, located 3 kilometres east of the mine. Geophysics and drilling is also planned for the previously untested 12 kilometres of mine horizon, which is held by the joint venture.

In April 2004 an initial 12 hole diamond drill program was carried out on the San Gold #1 zone. Phase 1 drilling intersected the deposit over a 425 metre strike length to a depth of 200 metres to date, and it remains open in all directions.

A second phase of drilling is now underway, in order to prepare this deposit for a resource calculation. Drilling will also extend the zone towards previously drilled hole (1998) #SN-98-20, the deepest intersection on San Gold #1 zone at 400 metres and section 000E. This hole intersected 24.4 metres of 4.8 g/tonne (0.14 oz/ton) including a 3.1metre section grading 14.4 g/tonne (0.42 oz/ton). The San Gold mineralization occurs on the eastern limb of a fold that hosts the Rice Lake Gold Mine mineralization.

Other Properties
In addition to the Company's principal projects, the Company's other British Columbia exploration properties are briefly described below.

Boundary Project
The Boundary Project, totalling 10,800 hectares, is centred around Rock Creek, BC approximately 30 kilometres east of Osoyoos. The Boundary Project lands include the Company's 100% owned Caramelia Property (2,000 hectares) and Old Nick Property (2,900 hectares), and a 44% interest in the Rock Creek Gold Trend Joint Venture (3,200 hectares). In addition, the Company has 100% interest in the Shut (350 hectares), and Midway (1,700 hectares) properties, and has optioned the Sappho (500 hectares) property. The Company entered into an option agreement dated April 14, 2003 with Jantri Resources Inc. whereby Jantri may earn a 50% interest in the Company's Caramelia property in consideration for cash payments totalling $150,000, issuance of 600,000 shares, and exploration work commitments of $500,000 over a four year period. Subsequent to the financial year ending December 31, 2004, the Company entered into an option agreement dated March 17, 2004 with Jantri Resources Inc., whereby Jantri may earn up to a 70% interest in the Company's Old Nick property in consideration for cash payments totaling $1,350,000; issuance of 3,000,000 common shares and exploration, metallurgical testing, and feasibility work totaling $3,500,000 over a period of 3.5 years. In addition, a payment of the greater of $2,500,000 or 20% of the NPV, based on a bankable feasibility study cash flow projection, would be payable upon completion of production financing.

Welbar Project
The Welbar Project, comprised of the Company's 100% interest in the Myrtle-Proserpine (459 hectares) and the Promise Properties (2,125 hectares) is located near Wells and Barkerville, BC.

The Welbar properties are strategically located adjacent to International Wayside Gold Mines Ltd.'s Cariboo Gold Project, within the 30-kilometre long, northwest trending Wells-Barkerville Gold Belt. In March 2000, a new discovery, the Bonanza Ledge, was announced by International Wayside Gold Mines Ltd., located within 180 metres of the Company's Myrtle claims.

The Welbar properties are subject to an option agreement between the Company and International Wayside Gold Mines Ltd., whereby International Wayside may acquire a 50% interest in the properties from Gold City by expending $250,000 in exploration work commitments and by delivering 300,000 common shares to Gold City on each of the two properties (Promise and Myrtle-Proserpine), prior to December 31, 2004.

Domin Project
The Domin Project (3,700 hectares), located 43 kilometres northeast of Wells, BC, includes the Company's 100% owned Domin property and the contiguous Dominion Creek property under 100% option.

At its Domin Project, the Company controls some 15 kilometres of prospective ground along the Isaac Lake Fault. BC Regional Geochemical Surveys conducted in 1984 and 1985 identified significant geochemical anomalies along the watersheds in the Isaac Lake fault structure. Noranda Exploration Company Ltd. carried out exploration programs from 1986-88. In 1992, an 1180-tonne bulk sample was mined and processed that averaged 14.0 grams per tonne. A survey conducted in 1998 confirmed that high-grade mineralized float extends over 1,700 metres upstream and up ice from the Main Zone showing.

Mineralized boulders and geochemical anomalies have been outlined by previous exploration work along the 14-kilometre long Isaac Lake fault trend. Only 1.25 kilometres of this trend has been explored in any detail and that work focused on the initial discovery area, where geochemical & geophysical surveys, trenching and diamond drill programs were carried out by Noranda Exploration Company Ltd. (1986-1988). Other geochemical anomalies in soils and stream sediments within the project area have never been followed up.

In 2000 the Company carried out a regional prospecting, mapping and stream sediment sampling program followed by a 17 hole, 1,100-metre drill program on the South Zone discovery. The field work confirmed and expanded the previous known zones of mineralization. The zone of potential high-grade gold mineralization extends southerly at least 3,000 metres from the known showings. The Company plans success-contingent, staged exploration programs to refine known anomalies and to discover new anomalies in future exploration seasons.

The Company entered into an option agreement dated May 29, 2003 with XMP Mining Limited, whereby XMP may earn a 50% interest in the Dominion Creek property in consideration for cash payments totalling $255,000; issuance of 800,000 shares; and exploration work commitments totalling $750,000 over a four year period. The agreement with XMP was subsequently terminated by the Company effective May 28, 2004, as XMP was deemed to be in default.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is based on the consolidated financial statements, related notes and management's discussion and analysis, which form part of this annual report.

A. Operating Results

The principal business of the Company is the evaluation, acquisition and exploration of mineral resource properties. The Company has not generated operating revenues because the properties it currently holds are exploration stage projects.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled "Enterprises in the Development Stage" – (AcG11). The Company is considered to be a development stage enterprise. The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is applicable in the 2001 fiscal year.

Management of Gold City Industries Ltd. is aware that there are two alternative views of how AcG11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" states that for a mining property, the cost of the asset includes exploration cost if the enterprise considers that such costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG11 exist. Under the alternative view, however, there would be a regular assessment of deferred exploration costs. Assessment of the probability of recoverability of deferred exploration costs from future operations would require the preparation of a projection based on objective evidence of economic reserves, such as a feasibility study. The stage of the Company's operations is such that like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration costs under the alternative view.

In March 2002, the CICA Emerging Issue Committee issued EIC126 – "Accounting by Mining Enterprises for Exploration Costs". In this abstract, the CICA concluded that a mining enterprise that has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

Should the alternative interpretation as followed in AcG11 and EIC126 be determined by the accounting profession to be appropriate, all deferred exploration costs would be written off as of the beginning of the year.

This write-off would be treated as a change in accounting principle. The result would be a reduction of mineral properties and related deferred exploration assets of $3,912,318 and an increase in the deficit of $3,912,318.

AcG11 and EIC126 also provide guidance on measuring impairment when pre-operating costs have been capitalized. As at December 31, 2003, geological assessment reports on the Company's mineral properties do not indicate conditions, such as those in AcG11, under which impairment exists. All reports done by qualified geologists and/or qualified engineers indicate that all of the amounts relating to the Company's properties are recoverable and that there is no impairment associated with any of these properties based on current economics.

Financial Year 2003 Compared to Fiscal Year 2002
During the year ended December 31, 2003, the Company incurred a net loss of $2,327,311 ($0.09 per share) compared to a net loss of $646,551 ($0.03 per share) in the year ended December 31, 2002.

The 2003 loss includes: financing fees and interest of $988,223 related primarily to the Ocean Resources Capital Holdings Plc. ("ORCH") loan financing transaction (see History and Development of the Company) and to an unrealized loss on long-term debt of $630,361 related to the ORCH loan, which were partially offset by a foreign exchange gain of $149,065 related to the ORCH loan.

Office and general expenses were $356,865 in 2003 ($193,188 in 2002). Increases are attributable to management fees of $120,000 paid for management, administrative, and technical services, including a one-time charge and payment of $60,000 to a company owned by a director of the company for administrative/technical services provided by an employee of that company; increased travel costs of $29,100 related to financings and promotion. Increased audit, accounting, and legal expenses of $79,272 in 2003 ($44,968 in 2002) were attributable to costs associated with the filing of a 20F with the United States Securities Exchange Commission (SEC) and with the larger number of financing and property transactions undertaken during 2003. Higher share transfer and regulatory fees of $47,580 in 2003 ($21,344 in 2002) are also due to increased financing and property transactions. Mineral property write downs of $71,312 decreased in 2003 from $305,248 in 2002, partially offset by a write down of mill assets of $81,506 in 2003 ($ nil in 2002). During 2003 the Company contracted an investor relations consultant and initiated investor relations programs, resulting in business development expenses of $11,840 and investor relations expenses of $20,769 in 2003 ($1,473 and $495, respectively, in 2002).

The Company incurred $676,587 in deferred exploration costs in 2003 ($244,843 in 2002) and $530,137 in 2003 in acquisition costs of mineral properties ($104,690 in 2002) due to the primarily to the advancement of its Greenwood Gold Project in British Columbia.

Financial Year 2002 Compared to Fiscal year 2001
During the year ended December 31, 2002 the Company reported a net loss of $646,551 compared to a consolidated net loss of $272,306 reported in the year ended December 31, 2001. The difference was primarily due to abandonment and write down of mineral properties, which amounted to $305,248 for the year ended December 31, 2002 compared to no mineral property write downs in the prior year. Revenue reported for the year ending December 31, 2002 was $2,059 compared to $22,115 for the year ending December 31, 2001. The difference in revenue is primarily attributable to a finder's fee ($15,898) received by the Company for introducing a mining technology project to a major mining company.

Effective January 1, 2002 the Company adopted new accounting recommendations for stock-based compensation and as a result reported expenses of $18,460 for the year ended December 31, 2002. Administrative expenses increased to $267,906 in the year ended December 31, 2002 from $219,195 for the year ended December 31, 2001. Material changes in administrative expenses were due to: increased auditing and legal costs of $18,207 associated with the Company's submission of a 20-F registration statement with the United States Securities Exchange Commission in respect of its mineral property acquisitions; and increased office and general expenses of $30,034 primarily due to consulting fees paid in respect of the Company's 20-F registration statement and to an increase in office rent.

For the year ended December 31, 2002, the Company incurred $585,190 in property acquisition costs and $244,843 in exploration costs. In February of 2002 the Company completed metallurgical testing in Vancouver, under the supervision of the Company's hydrometallurgical consultant, Dr. David Dreisinger, on high-grade cobalt-copper oxide material from the Democratic Republic of Congo. Based on the results of metallurgical test work, Company management, in conjunction with engineering consultants, in Canada and South Africa, developed preliminary plans for a 50 tonne per day plant to process cobalt-copper oxide material. Notwithstanding these encouraging metallurgical results, the Company decided not proceed with the project in the Democratic Republic of Congo.

Exploration programs conducted on the Company's British Columbia mineral properties included: biogeochemical (bark) surveys, heavy mineral, and rock sampling on the Caramelia property near Rock Creek, BC; trenching, geological mapping and sampling on the Tommy Jack property near Smithers, BC; and sampling and geological/metallurgical/engineering evaluation on the properties comprising the Company's Greenwood Gold Project.

B. Liquidity and Capital Resources

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties. The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry. Exploration and development of mineral properties is capital intensive. Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, and inflation, among other risks.

The Company derives limited interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 16. to the financial statements.

To date the Company has financed its activities primarily through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years. In addition to equity financings, during 2003 the Company entered into a loan agreement with Ocean Resources Capital Holdings Plc. (see History and Development of the Company) and, subsequent to the financial year ending December 31, 2003 entered into a loan agreement in March 2004 with Quest Capital Corporation to provide funding to meet the Company's 50% portion of the acquisition of the Harmony Gold (Canada) Inc. (see History and Development of the Company).

Financial Year 2003 Compared to Fiscal Year 2002
During 2003 the Company completed a number of private placement financings to raise an aggregate of $936,750.

Pursuant to a private placement dated March 6, 2003 the Company issued 842,000 flow-through units priced at $0.25 per unit for gross proceeds of $210,500, each unit being comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.

Pursuant to a private placement dated September 25, 2003 the Company issued 1,400,000 units priced at $0.25 per unit for gross proceeds of $350,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 9, 2004 and at an exercise price of $0.40 per share to October 9, 2005. In the event that at any time during the second year the closing price of the Company's shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.

Pursuant to a private placement dated September 30, 2003 the Company issued 1,105,000 units priced at $0.25 per unit for gross proceeds of $276,250, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 29, 2004 and at an exercise price of $0.40 per share to October 29, 2005. In the event that at any time during the second year the closing price of the Company's shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire. The Company paid a finder's fee of 80,000 units to Canaccord Capital in connection with the private placement with the finder's warrants being subject to the same terms and conditions as the private placement warrants.

Pursuant to a private placement dated October 29, 2003 the Company issued 333,333 units priced at $0.30 per unit for gross proceeds of $100,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.40 per share, prior to November 14, 2004.

During December 2003 the Company also received subscriptions pursuant to agreements for two flow-through private placements of 835,000 units priced at $0.35 per unit and 1,714,286 units priced at $0.35 per unit. In January 2004, subsequent to the year ending December 31, 2003 the Company closed the previously announced private placements from December 2003 for total proceeds of $1,318,235.

Pursuant to a flow-through private placement dated December 4, 2003, which subsequently closed on January 5, 2004, the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2004. The Company issued 78,750 finder's units to Canaccord Capital pursuant to the private placement with the warrants having the same terms and conditions as for the private placement.

Pursuant to a flow-through private placement dated December 23, 2003, which also closed on January 5, 2004, the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005. The Company paid finder's fees of $18,000 and issued 68,572 finder's warrants to Canaccord Capital. The Company also paid finder's fees of $27,000 and issued 102,857 finder's warrants to Golden Capital Securities Ltd. pursuant to the private placement. The finder's warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a flow-through private placement dated December 30, 2003, which subsequently closed on January 5, 2004 the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005. The Company paid a cash finder's fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder's warrants to First Republic Securities Corporation. The finder's warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a non-flow-through private placement dated November 21, 2003, which subsequently closed on January 8, 2004, the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006. A finder's fee of 20,000 units was paid to Canaccord Capital with the finder's warrants being subject to the same terms and conditions as the private placement.

In September 2003 the Company completed a loan transaction with Ocean Resources Capital Holdings Plc ("ORCH") of London, England, whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold. Provisions of the ORCH loan include: a) a term of three years; b) repayment of the principal by the delivery of gold bullion priced at US$315/ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over the Company's present assets at August 14, 2003. As additional consideration the Company issued 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827. The Company also paid a London broker's commission of $117,686 and a finder's fee of $53,494 to Peter Maclean of Vancouver.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company has received 800,000 common shares of IWA. During 2003 the Company sold 400,000 common shares of IWA realizing a gain on the sale of marketable securities of $8,501. The Company continues to hold the remaining 200,000 shares of IWA.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000. Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005. Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares subsequent to the year end, in January 2004. The Company holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri. The Company intends to hold Jantri shares for investment purposes.

The Company's working capital position as at December 31, 2003 was $1,705,453 compared to a working capital deficiency of $233,839 at December 31, 2002. The increase in working capital was due to a number of private placement financings and the ORCH loan.

The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Financial Year 2002 Compared to Fiscal Year 2001
During the 2002 year, the Company completed two non-brokered private placements. A private placement of 1,666,666 units announced on March 26, 2002, priced at $0.15 per unit, with each unit comprised of one common share and one share purchase warrant, exercisable prior to April 29, 2003 at $0.18 per share, netted proceeds of $250,000. A private placement of 312,366 flow-through units and 241,700 non-flow-through units, announced September 18, 2002, priced at $0.15 per unit, netted proceeds of $83,110. The flow-through units from the September offering were each comprised of one flow-through common share and one non-flow-through share purchase warrant, exercisable prior to December 31, 2002 at an exercise price of $0.20. The September non-flow-through units were each comprised of one common share and one share purchase warrant, exercisable prior to November 14, 2003, at an exercise price of $0.20. On December 31, 2002 the Company announced a non-brokered flow-through private placement of 200,000 units, priced at

$0.15 per unit, each comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two warrants exercisable prior to December 31, 2003, at an exercise price of $0.20 per share, for net proceeds of $30,000. The private placement closed, subsequent to the year-end, on January 8, 2003.

A non-brokered flow-through private placement of 842,000 units, comprised of one flow-through common share and one non-flow-through share purchase warrant, priced at $0.25 per unit, was announced in March 2003, for gross proceeds of $210,500. Every two share purchase warrants will entitle the holder to purchase one additional common share prior to April 2, 2004, at an exercise price of $0.30 per share. Finder's fees totalling $9,850 were paid pursuant to the private placement, which closed on April 2, 2004 and netted $200,650.

At December 31, 2002 the Company had a working capital deficiency of $233,839, compared to working capital of $29,864 at December 31, 2001, due to increased trade accounts payable of $93,939 and a draw down of cash balances.

C. Research and Development, Patents and Licenses, etc.

The Company is a development-staged resource-based exploration company and does not conduct any activities related to research and development.

D. Trend Information

Because the Company is a natural resource exploration company, its activities are affected by trends in metal prices.

Gold and base metal prices increased significantly during 2003. The Company's primary focus during the past three years has been on gold properties. The Company's most advanced exploration properties in British Columbia are gold-copper. Sustained higher metal prices should have a positive effect on the Company's ability to raise necessary funding to continue advancing its exploration projects.

E. Off-balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

		Payments Due by Period			
	Total	Less than 1 year	1 – 3 years	3 -5 years	More than 5 years
Long Term Debt Obligations	$3,389,744	$1,250,000 [1]	$2,139,744 [2]	-	-

(1) Gold City's 50% portion of the Quest Loan (see History and Development of the Company)
(2) Pursuant to the ORCH loan (see History and Development of the Company)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, positions with the Company, other principal directorships and principal business activities outside the Company of all of the Company's directors and executive officers are tabled below. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Name and Position	Other Principal Directorships in Public Companies	Age	Principal Business Activities Outside the Company
Frederick J. Sveinson, P.Eng. Director, President, and CEO	None	56	None
Melvin A. Smale Director and Chairman	None	75	Retired
Amir J. Hirani, Vice Chairman	None	59	Amir J. Hirani & Associates
Courtney A. Shearer, B.Sc, MBA Director and Chief Financial Officer	President and Director of Jantri Resources Inc.	46	Other directorships as listed
Paul S. Cowley, P.Geo. Director and VP Exploration	Director of Jantri Resources Inc.	48	Other directorships as listed
Robert G. McMorran, Chartered Accountant, Director and Corporate Secretary	(a) VRX WorldWide Inc. CFO, & Director (b) Western Canadian Coal Corp., CFO (c) Continuum Resources Ltd., Director (d) LongBow Energy Corp. (formerly Mesa Resources Inc.), Director (e) Canada Dominion Resources Limited Partnerships (I – XII), CFO	52	Chartered Accountant, Other directorships as listed
Terry A. Sveinson, B.Comm., Certified General Accountant Treasurer	None	53	Provides accounting and tax services through privately owned Terry Sveinson Professional Corporation

Melvin W. Smale – Mr. Smale is the Chairman and a director of the Company. Prior to his retirement, Mr. Smale was involved in the planning and construction of mine facilities throughout the world. He has been responsible for the construction of over a dozen major mines in North America, Australia, Papua New Guinea and the Philippines. As project manager he has been responsible for all phases of construction for mining, hydroelectric projects and commercial projects. His involvement in these projects has included scheduling, planning, training and the coordination of the construction and engineering phases. Mr. Smale has been a director of the Gold City since 1998 and Chairman since May 2003.

Frederick J. Sveinson – Mr. Sveinson is the President, Chief Executive Officer and a Director of the Company. He is a professional mining engineer who has acted in senior operating and management positions for Terra Mines Ltd., Echo Bay Mines Ltd. (including General Manager of the Lupin and Sunnyside mines), Vice President of Operations for Dynatec Mining Ltd., President and Chief Operating Officer for United Keno Hill Mines Ltd., and Chief Operating Officer for Lytton Minerals Ltd. His experience includes work in Africa, the United States, Canada, including the Canadian Arctic region. Mr. Sveinson graduated from the University of Saskatchewan with a B.Sc. in Mining Engineering in 1970 and from the University of Waterloo with a Bachelor of Arts in General Economics in 1985. Mr. Sveinson has been President and director of the Company since October 1998 and CEO since 2000.

Amir J. Hirani – Mr. Hirani is Vice Chairman of the Company. He is an international financier. Mr Hirani has been Vice Chairman of the Company since July 2003.

Courtney A. Shearer – Mr. Shearer is the Chief Financial Officer and a Director of the Company. He is a forestry engineer with masters in business administration. He worked for three years in the forestry industry and then three years in the mining industry before becoming a founding partner of an oilfield service company, which was sold in 1994 to ICO, Inc. of Houston, Texas. After the sale of his company to ICO, he assumed the position of Vice President of Canadian Operations of ICO, Inc., a position that he held until 1999. Mr. Shearer was Vice President of Operations for Wise Wood Corporation, a Calgary-based public oil field service company from August 2002 until October 2003. Mr. Shearer has been a director of the Company since December 2000 and Chief Financial Officer since June 2001.

Terry A. Sveinson – Mr. Sveinson is the Treasurer of the Company. He is a Certified General Accountant who has conducted a professional accounting practice in Edmonton, Alberta since 1990. His practice is administered through his privately held company, Terry Sveinson Professional Corporation, providing accounting and tax advice to individuals and corporations located in western Canada. Mr. Sveinson received his Bachelor of Commerce from the University of Saskatchewan with a major in Finance in 1972 and his Certified General Accounting Degree from the Certified General Accountant's Association of Alberta in 1980. Mr. Sveinson has been Treasurer of the Company since October 1998.

Robert G. McMorran – Mr. McMorran is a Director and is the Corporate Secretary of the Company. He is a Chartered Accountant and the President of Malaspina Consultants Inc., a private company that provides administrative and financial/accounting services to public companies/entities with corporate offices located primarily in the greater Vancouver, B.C. area. Mr. McMorran is a graduate of Simon Fraser University where he received a B.Sc. in Mathematics in April of 1976. Mr. McMorran has been a director of the Company since May 2003 and has been the Corporate Secretary since October 1998.

Paul S. Cowley – Mr. Cowley is a Director and Vice President of Exploration for the Company. He is a professional geologist who has worked in the resource industry for the past twenty-four years. During that period he was involved in exploration work for precious metals, base metals, diamonds, coal, and industrial minerals throughout Canada, Latin America, Asia and Africa. His career included employment with BHP Minerals where he was involved in the discovery and advancement of four gold deposits in the Canadian Arctic. He also served as BHP's Bolivian country manager. Mr. Cowley graduated from the University of British Columbia in 1979 with a B.Sc. Honours in Geology. Mr. Cowley has been a director of the Company since April 2000 and has been the Vice President of Exploration since May 2000.

The Executive Officers of the Company are tabled below. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens and residents of Canada.

Executive Officers

Name	Position	Age	Appointment
Frederick J. Sveinson	President and CEO	56	October, 1998
Courtney A. Shearer	CFO	46	June, 2001

No Director and/or Executive Officer of the Company has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Terry Sveinson, the Treasurer of the Company and Frederick Sveinson, the President, CEO and a Director of the Company are brothers. Other than that, there are no family relationships between any two or more Directors or Executive Officers.

B. Compensation

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

No direct remuneration was paid or is payable by the Company to the directors in their elected capacity. No compensation is paid for attendance at Meetings or serving on committees.

However, in such cases where a professionally qualified Director is directed by the Board to perform such services as he is professionally qualified to perform, compensation may be paid to that Director at the recognized and standard rates of that profession. Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during the financial year ended December 31, 2003 was $319,545 as follows:

Company or Individual		Amount Paid
Buena Tierra Developments Ltd.	Paul Cowley	$ 63,545.00
Larkspur Associates Inc.	Courtney Shearer	$ 20,000.00
Malaspina Consultants	Robert McMorran	$ 11,000.00
S.C.C. Ltd.	Mel Smale	$ 45,000.00
Sveinson Mineral Services Inc.	Fred Sveinson	$ 90,000.00
Sveinson Mineral Services Inc.	Sandra Sveinson	$ 90,000.00

The cost of such services for the previous financial year ended December 31, 2002 was $188,260.

The directors and senior officers of the Company do not participate in any pension or retirement plan, or plan to compensate directors or officers with respect to termination in the event of change of control of the Company. There are no arrangements to pay compensation to the directors of the Company in their capacity as such, other than as disclosed herein.

The Company grants Incentive Share Purchase Options to directors, senior officers and employees as an incentive for their participation in the growth of the Company. The Company grants stock options to Directors, Executive Officers and employees under a formalized stock option plan (the "Plan"), which was approved by the shareholders of the Company at its Annual General Meeting of shareholders on May 14, 2003 and subsequently, ratified and confirmed at the Annual General Meeting of shareholders held on June 4, 2004. The Plan is a rolling plan under which stock options are granted. The number of shares reserved for issue under a rolling plan is limited to 10% of the issued and outstanding common shares of an Issuer at the time of any grant of options (on a non-diluted basis). The rules of the TSX Venture Exchange require that a rolling plan be approved yearly by shareholders to re-set the number of shares allotted and reserved for issue. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 Issuers, and contains, among other provisions, the following:

- all options are non-transferable, except in certain circumstances;
- no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
- no more than 2% of the issued shares may be granted to a consultant, or any employee performing investor relations activities, in any 12 month period;
- options granted to persons performing investor relations activities must vest in stages over 12 months (otherwise, no vesting period is required, although the Company may grant options with vesting periods to other eligible optionees);
- the exercise price per share must be set at not less than the closing price of the Company's shares on the last trading day immediately preceding the date of grant of the option, less a maximum discount of 25%;
- disinterested shareholder approval must be obtained for any reduction in the exercise price of an

outstanding option, if the option holder is an insider;
- options will be reclassified in the event of any consolidation, subdivision, conversion or change in the Company's common shares, and the Company has the right to accelerate the date on which any option becomes eligible on the occurrence of a takeover bid, issuer bid, or going private transaction.

Except for the stock option plan, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during the financial year ended December 31, 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

C. Board Practices

The directors of the Company are elected annually to hold office until the next Annual General Meeting of Shareholders or until their successors are duly elected or appointed. Subsequent to the Annual General Meeting of Shareholders, the directors of the Company appoint/ratify officer and board committees for the year.

Audit Committee
The Audit Committee members as at June 4, 2004 are Mr. Cowley, Mr. Smale, and Mr. Shearer. The Board considers that all members of the Audit Committee are financially literate. The Audit Committee met on May 3, 2004 to review the audited financial statements for the year ended December 31, 2003. The Audit Committee also met on May 27, 2004 to review the unaudited financial statements for the first quarter ended March 31, 2004.

Corporate Governance Committee
The Corporate Governance Committee members as at June 4, 2004 are Mr. Shearer, Mr. Smale, and Mr. Sveinson.

D. Employees

As at December 31, 2003 the Company had 3 employees in its Vancouver office and as at June 15, 2004 the Company had 4 employees in its Vancouver office, including Fred Sveinson, President & CEO.

E. Share Ownership

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.

Tabled below are the names of the Directors and Executive Officers who beneficially own the Company's voting securities, the amount of the Company's voting securities owned by the Directors and Executive Officers, and outstanding stock options with respect to the Directors and Executive Officers, as based on 43,876,368 shares outstanding as of June 14, 2004.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Number of Common Shares Held as at June 14, 2004	Percent of Class*	Number of Options Outstanding at June 14, 2004	Exercise Price of Options	Expiry Date of Options
Frederick J. Sveinson [1]	2,715,102	6.18%	100,000	$0.36	April 11, 2005
			250,000	$0.15	May 6, 2007
			75,000	$0.20	September 8, 2008
			325,000	$0.25	May 28, 2009
Melvin A. Smale [2]	2,146,856	4.89%	100,000	$0.36	April 11, 2005
			150,000	$0.15	May 6, 2007
			150,000	$0.20	September 8, 2008
			225,000	$0.25	May 28, 2009
Courtney A. Shearer [3]	182,263	0.42%	45,000	$0.25	May 26, 2005
			100,000	$0.25	December 4, 2005
			105,000	$0.15	May 6, 2007
			100,000	$0.20	September 8, 2008
			225,000	$0.25	May 28, 2009
Paul S. Cowley [4]	89,700	0.2%	100,000	$0.36	April 11, 2005
			100,000	$0.25	May 26, 2005
			50,000	$0.15	May 6, 2007
			100,000	$0.20	September 8, 2008
			225,000	$0.25	May 28, 2009
Terry A. Sveinson [5]	562,358	1.28%	25,000	$0.36	April 11, 2005
			25,000	$0.20	September 8, 2008
			25,000	$0.25	May 28, 2009
Robert G. McMorran [6]	10,000	0.02%	25,000	$0.36	April 11, 2005
			20,000	$0.15	May 6 2007
			75,000	$0.20	September 8, 2008
			50,000	$0.25	May 28, 2009
Amir J. Hirani [7]	Nil	-	300,000	$0.20	September 8, 2008
			100,000	$0.25	May 28, 2009

* Based on 43,876,368 shares outstanding as at June 14, 2004

(1)   Of these shares, Mr. Sveinson has sole voting and dispositive power as to 1,242,762 shares, of which 1,118,762 shares are held in RRSP accounts. Mr. Sveinson holds 750,000 currently exercisable stock options and 25,000 share purchase warrants. In addition, Mr. Sveinson has shared voting and dispositive powers as to 1,472,340 shares and has shared voting and dispositive powers as to 200,000 currently exercisable stock options.

(2)   Of these shares, Mr. Smale has sole voting and dispositive power as to 2,146,856 shares and Mr. Smale holds 625,000 currently exercisable share purchase options.

(3)   Of these shares, Mr. Shearer has sole voting and dispositive power as to 32,000 shares, of which 32,000 are held in RRSP accounts and Mr. Shearer holds 575,000 currently exercisable share purchase options. In addition, Mr. Shearer has shared voting and dispositive powers as to 150,263 shares.

(4)   Of these shares, Mr. Cowley has sole voting and dispositive power as to 89,700 shares, of which 32,000 are held in RRSP accounts. Mr. Cowley holds 575,000 currently exercisable share purchase options.

(5)   Of these shares, Mr. Sveinson has sole voting and dispositive power as to 275,078 shares, of which 212,078 shares are held in RRSP accounts and Mr. Sveinson holds 75,000 currently exercisable share purchase options. In addition, Mr. Sveinson has shared voting and dispositive powers as to 287,280 shares.

(6)   Of these shares, Mr. McMorran has sole voting and dispositive power as to 10,000 shares of which 10,000 shares are held in RRSP accounts. Of the currently exercisable 170,000 share purchase options, 170,000 are held in the name of Malaspina Consultants.

(7)   Mr. Hirani holds 400,000 currently exercisable stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not controlled, directly or indirectly, by any other company or party.

The Company is aware of four persons/companies who beneficially own 5% or more of the Registrant's voting securities as follows:

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
Common	Douglas H. Shearer 509 – 7839 – 96 Street Edmonton, AB T6C 4R4	2,284,824	5.21%
Common	Frederick J. Sveinson 4655 Britannia Drive Richmond, BC V7E 6B1	2,715,102	6.18%
Common	Harmony Gold Mining Company Limited [1] James Park Office Block Corner Main Reef Road & Ward Avenue PO Box 2 Randfontein, South Africa 1760	5,714,285	13.02%
Common	Ocean Resources Capital Holdings Plc [2] Ocean House 10/12 Little Trinity Lane London, United Kingdom EC4V 2DH	4,384,422	9.99%

* Based on 43,876,368 shares outstanding as of June 14, 2004.

(1) Harmony Gold Mining Company Limited acquired 5,714,285 units on March 16, 2004, pursuant to a transaction whereby the Company, jointly with San Gold Resources Corporation, purchased 100% of the issued and outstanding shares of Harmony Gold Canada from Harmony Gold Mining Company Limited of South Africa. Each unit is comprised of one common share and one share purchase warrant, entitling Harmony Gold to purchase one additional common share prior to March 17, 2005, at an exercise price of $0.45 per share.

(2) Ocean Resources Capital Holdings Plc. ("ORCH") acquired 4,279,488 common shares on September 2, 2003, pursuant to a loan agreement whereby the Company borrowed £960,000 from ORCH and 104,934 common shares on February 9, 2004, in partial payment of interest related to the loan.

The following table lists the total voting securities of the Company beneficially owned by the Directors and Officers of the Company as a group, as of June 14, 2004, including stock options currently exercisable:

Title of Class	Beneficial Owners	Number of Securities Owned [1]	% Held Assuming Exercise of Stock Options [2]
Common Shares	Directors and Officers (7 persons)	8,876,279	18.9%

(1) Includes a total of 3,170,000 Common Shares issuable upon the exercise of incentive stock options held by Directors and Officers. The options are exercisable, at prices ranging from $0.15 to $0.36 per share, on or before dates ranging from April 11, 2005 to May 28, 2009.

(2) Assumes that all incentive stock options held by directors and officers have been exercised.

As at June 14, 2004, the directors and officers of the Company as a group (7 persons), held 8,876,279 common shares, (including 3,170,000 common shares issuable upon the exercise of incentive stock options), representing 18.9% of the common shares issued (including assumed dilution due to exercise of stock options). As at June 16, 2003, the directors and officers of the Company as a group (6 persons), held 6,842,779 commons shares (including 1,205,000 common shares issuable upon the exercise of incentive stock options), representing 26.0% of the common shares issued (including assumed dilution due to exercise of stock options).

The information related to beneficially owned shares has been provided by the respective individuals, has been extracted from the disclosures of beneficial holdings with the System for Electronic Disclosure by Insiders ("SEDI"), which are available to the public, or it has been extracted from records of registered shareholders obtained from the Company's transfer agent.

As at June 14, 2004 there were 43,876,368 common shares of the Company issued and outstanding. Based on records of the Company's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 14, 2004, there were 151 registered shareholders in Canada, 9 shareholders registered in the United States, and 3 international registered shareholders for a total of 163 registered shareholders, holding respectively 74.69%, 0.85%, and 24.46% of the shares of the Company. As at April 30, 2004, the record date for the Company's Annual General Meeting of shareholders, held on June 4, 2004, based on records of ADP Investor Communications, there were 670 non-objecting beneficial holders and 374 objecting beneficial holders of shares of the Company in Canada.

B. Related Party Transactions

During the financial year ended December 31, 2003 and up to the date of this document, there have been no material transactions or loans between the Company and

(a) enterprises that are directly or indirectly through one or more intermediaries, control or controlled by, or are under common control with, the company;
(b) associates;
(c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual's family;
(d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals' families; and
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, except as follows:

    i. Pursuant to a transaction dated March 16, 2004, whereby the Company, jointly with San Gold Resources Corporation (50/50), acquired 100% of the issued and outstanding shares of Harmony Gold Canada from Harmony Gold Mining Company Limited of South Africa ("Harmony South Africa"), Harmony South Africa acquired 5,714,285 units of the Company, comprised of 5,714,285 common shares and 5,714,285 share purchase warrants, exercisable prior to March 17, 2005 at an exercise price of $0.45 per share. As such Harmony South Africa has become a shareholder beneficially owning 13.02% interest in the voting power of the Company.

    ii. Pursuant to a private placement dated November 13, 2003, the Company entered into a share subscription agreement to purchase 400,000 common shares of Jantri Resources Inc., at $0.20 per unit for a gross investment of $80,000. The private placement closed on January 8, 2004, subsequent to the financial year ending December 31, 2003. Pursuant to the Caramelia property option agreement dated April 14, 2003 between Jantri and the Company, Jantri issued 100,000 common shares to the Company on July 11, 2003 and a further 200,000 common shares on January 29, 2004. As at the date of this report the Company holds 700,000 common shares of Jantri or 14% of the issued and outstanding shares of Jantri and is deemed to be an insider of Jantri, as that term is defined by the British Columbia Securities Act. Two of the Company's directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

The audited consolidated financial statements for the financial year ended December 31, 2003, containing the Auditors' Report dated April 9, 2004; the Consolidated Balance Sheets as at December 31, 2003 and 2002; the Consolidated Statements of Operations and Deficit for the financial years ended December 2003 and 2002; the Consolidated Statements of Cash Flows for the financial years ended December 2003 and 2002; and the Notes to the Consolidated Financial Statements for the years ended December 31, 2003 and 2002 are contained in this annual report (See ITEM 17. Financial Statements).

Legal Proceedings
The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends
The Company has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future. The current policy of the Company is to retain future earnings for use in its operations and to expand its business.

ITEM 9. OFFER AND LISTING OF SECURITIES

A. Offer and Listing Details

As of December 31, 2003, the authorized capital of the Company was 60,000,000 common shares without par value. As of December 31, 2003, there were 32,884,069 common shares issued and outstanding.

Subsequent to the financial year ended December 31, 2003 and effective as at January 15, 2004, the authorized share capital of the Company was increased from 60,000,000 shares to 200,000,000 shares, pursuant to an ordinary resolution of the shareholders. As of June 14, 2004 there were 43,876,368 common shares issued and outstanding.

The following table lists the price history of the common shares of the Company for the five most recent full financial years (annual high and low market prices); the financial quarters for the most recent full financial years and any subsequent period (quarterly high and low market prices); and the most recent six months (monthly high and low market prices) as traded on the TSX Venture Exchange (formerly the CDNX and formerly the Vancouver Stock Exchange):

Period	High	Low
Year Ended December 31, 2003	$0.44	$0.15
Year Ended December 31, 2002	$0.20	$0.10
Year Ended December 31, 2001	$0.23	$0.09
Year Ended December 31, 2000	$0.70	$0.10
Year Ended December 31, 1999	$0.32	$0.02
Quarter Ended March 31, 2004	$0.40	$0.26
Quarter Ended December 31, 2003	$0.44	$0.255
Quarter Ended September 30, 2003	$0.295	$0.15
Quarter Ended June 30, 2003	$0.22	$0.17
Quarter Ended March 31, 2003	$0.36	$0.17
Quarter Ended December 31, 2002	$0.19	$0.12
Quarter Ended September 30, 2002	$0.19	$0.13
Quarter Ended June 30, 2002	$0.20	$0.12
Quarter Ended March 31, 2002	$0.17	$0.10
Quarter Ended December 31, 2001	$0.15	$0.09
Month Ended May 31, 2004	$0.245	$0.18
Month Ended April 30, 2004	$0.305	$0.20
Month Ended March 31, 2004	$0.34	$0.26
Month Ended February 29, 2004	$0.36	$0.28
Month Ended January 31, 2004	$0.40	$0.30
Month Ended December 31, 2003	$0.38	$0.275

B. Plan of Distribution

Not Applicable.

C. Markets

The Company's common shares commenced trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under the symbol "GCP" on December 7, 1994. Effective October 29, 1997, under a re-structuring and consolidation of shares, the Company's common shares commenced trading under the symbol "CGD". The current stock symbol, which the Company began trading under, effective August 26, 1998 is "GC". The CUSIP number for the Company is 380560 10 2.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company's share capital consists of one class only, namely common shares without par value, of which 200,000,000 shares are authorized. As at June 15, 2004 there are issued and outstanding 43,876,368 common shares.

Share purchase warrants outstanding as at June 15, 2004 are as follows:

Number of Warrants	Exercise Price Per Shares Year 1	Year 2	Expiry Date of Warrants
1,400,000	$0.30	$0.40	October 9, 2005
1,185,000	$0.30	$0.40	October 29, 2005
333,333	$0.40		November 14, 2004
3,889,422	$0.45		January 5, 2005
220,000	$0.45	$0.55	January 8, 2006
619,200	$0.45		March 12, 2005
400,012	$0.45	$0.45	March12, 2006
5,714,285	$0.45		March 17, 2005
13,761,252	Total Warrants Outstanding		

The diluted share capital as at June 15, 2004 is summarized as follows:

Issued and Outstanding	43,876,368
Outstanding Stock Options	4,115,000
Outstanding Share Purchase Warrants	13,761,252
Fully Diluted	61,752,620

B. Memorandum and Articles of Association

The information called for in this item is contained in an Exhibit to the Company's Form 20-F dated as at September 20, 2002, which is on file with the United States Securities Exchange Commission and is hereby incorporated by reference.

C. Material Contracts

Material contracts, other than contracts entered into in the normal course of business, to which the Company is a party, for the two years immediately preceding the date of filing of this annual report are as follows: (see Item 19. Exhibits)

Date	Nature of Transaction	Parties	Terms and Conditions
January 31, 2003	Loan Agreement	Ocean Resources Capital Holdings Plc. and Gold City Industries Ltd.	£960,000 loan in the form of 4,817 ounces of gold, priced at USD 315 per ounce repayable as follows: a) 3 year term; b) 12% interest payable semi-annually commencing January 31, 2004, with interest payable 60% in common shares at the greater of i) $0.75 per share in the first year or $0.88 per share in the second and third years or ii) market price and 40% in cash and c) first security over the Company's assets as at August 14, 2003
August 13, 2003	Deed of Variation		
September 8, 2003	Investor Relations Agreement	Gold City Industries Ltd. and Marketsmart Communications (Maria DaSilva)	Initial six month contract with an option for renewal, whereby Ms. DaSilva will provide investor relations services to the Company for a fee for services of $5,000 per month. Ms. DaSilva was also granted 120,000 stock options at an exercise price of $0.20 per share, exercisable on or before September 8, 2008, with vesting of the initial 25% of the options on December 8, 2003 and a further 25% each three month date thereafter, pursuant to the terms of the Company's stock option plan
January 8, 2004	Letter of Intent		Letter of Intent to form joint venture to acquire 100% of the shares of Harmony Gold (Canada). Gold City granted right to also acquire a 50% interest in San Gold's adjacent exploration properties near Bissett, Manitoba in consideration for investing $800,000 in a private placement in San Gold and expenditures of $2,000,000 on the San Gold Project.
January 19, 2004	Amendment to Letter of Intent	Gold City Industries Ltd. and San Gold Resources Corporation	The subsequent amendment to the letter of intent reduced the consideration by Gold City to expenditures of $1,000,000 on exploration to earn its 50% interest in the San Gold lands
March 2004	Joint Venture Operating Agreement		Joint venture operating agreement to operate the Bissett Mine and explore and develop the San Gold exploration properties on the Rice Lake Gold Belt.
February 4, 2004	Quest Term Sheet for Credit Facility	Gold City Industries Ltd., San Gold Resources Corporation and Quest Capital Corp.	Loan of $2,500,000 to Gold City and San Gold, at 12% interest compounded monthly. As a bonus Gold City to issue 450,000 common shares and San Gold to issue 350,000 common shares to Quest. The loan is extendable at the borrowers option until February 28, 2005 upon payment of an additional 450,000 shares of Gold City and 350,000 shares of San Gold. The loan is secured by a first security interest over all of the Borrowers' present and after-acquired personal property.
March 2004	Share Purchase Agreement	Gold City Industries Ltd., San Gold Resources Corporation, Rice Lake Joint Venture Inc. and Harmony Gold Mining Company Limited	Purchase agreement whereby Gold City, San Gold (Rice Lake Joint Venture Inc.) acquire 100% of the issued and outstanding shares of Harmony Gold Canada Inc. in consideration for $7,592,055, comprised of $3,592,055 in cash plus $4,000,000 in common shares of Gold City and San Gold. Gold City's portion of the purchase price was $1,733,527.40 in cash and 5,714,285 units, with each unit comprised of one common share at a deemed price of $0.35 per share and one share purchase warrant entitling Harmony to purchase one additional share prior to March 17, 2005 at an exercise price of $0.45 per share.

D. Exchange Controls

There are no current restrictions on the export/import of capital to from or to Canada. There are no foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia, which restrict the remittance of dividends or other payments to non-resident holders of the Company's common shares, other than any applicable withholding taxes. There are no assurances that future legislation will not have an adverse effect on non-Canadian shareholders.

There are no limitations imposed by the laws of Canada or the province of British Columbia on the right of a non-resident to hold or vote the Company's common shares, other than as may be provided in the *Investment Canada Act* ("the "Investment Act").

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of benefit to Canada. An investment in the Company's common shares by a non-Canadian (other than a "WTO Investor" as defined in the Investment Act and includes entities which are nationals of or are controlled by nationals of members states of the Word Trade Organization) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than a WTO Investor) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Transactions concerning the Company's common shares, which would be considered exempt from review under the Investment Act, include: (a) acquisition of shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act; and (c) acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the North American Free Trade Agreement ("NAFTA") to provide for special review thresholds for Americans or "American-controlled entities". Under the Investment Act, as amended, an investment in the Company's common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount, which is $150 million in constant 1992 dollars.

E. Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is a Company that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Income Tax Consequences

Disposition of Common Stock
The summary below is restricted to the case of a holder (a "Holder") of one or more common shares ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss ("allowable capital loss") arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a "foreign personal holding company". However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation's tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was "controlled") attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

Filing of Information Returns

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

Any documents referred to in this annual report are available for inspection during normal business hours at the Company's offices at Suite 550 – 580 Hornby Street, Vancouver, British Columbia V6C 3B6.

The Company files certain reports and other information with the United States Securities Exchange Commission, pursuant to requirements under the Securities Exchange Act of 1934. All such reports and information and exhibits thereto are available to the public through the United States Securities Exchange Commission (website: www.sec.gov) or 450 Fifth Street N.W., Washington D.C.

I. Subsidiary Information

There is no information relating to the Company's subsidiary company which must be provided in Canada and which has not otherwise been disclosed in the Company's consolidated financial statements in accordance with generally accepted accounting principles.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Transaction Risk and Currency Risk Management

The Company does not use financial instruments or derivatives.

B. Exchange Rate Sensitivity

The Company is sensitive to foreign exchange risk from fluctations in foreign exchange rates, particularly related to the Company's loan with Ocean Resources Capital Holdings Plc (see History and Development of the Company and footnote 7. to the audited consolidated financial statements for the year ending December 31, 2003).

C. Exchange Controls

Not applicable

D. Interest Rate Risk and Equity Price Risk

The Company does not have any debt which is subject to interest rate risks.

E. Commodity Price Risk

The Company does not have any operating resource properties. Commodity prices may, however, have an effect on the Company's ability to continue securing funding for its ongoing exploration activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable

ITEM 14. MODIFICATIONS OF RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS
There has not been a material modification to the rights of security holders of the Company.

ITEM 15. CONTROLS AND PROCEDURES
The Company's chief executive officer and its chief financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2003, and concluded that as of that date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information concerning the Company and its consolidated subsidiary would be made known to them. Continuous disclosure procedures of the Company will be in compliance with Canadian securities legislation pursuant to NI 51-104 commencing in 2004.

There were no significant changes in the Company's internal control over financial reporting or in other factors which could significantly affect the Company's internal control over financial reporting during the financial year ending December 31, 2003.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Company's Board of Directors has determined that the audit committee does have a financial expert (as defined in the rules and regulations of the United States Securities and Exchange Commission), Mr. Robert McMorran, serving on its Audit Committee. Mr. McMorran, however, is not an "independent" member of the Audit Committee.

The designation of Mr. McMorran as an audit committee financial expert, does not make him an "expert" for any purpose, nor impose on him any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the audit committee and board of directors in the absence of such designation or identification.

ITEM 16B. CODE OF ETHICS
The Company does not have a formalized Code of Ethics. The Company has undertaken to adopt a Code of Ethics that applies to all directors, officers, and employees of the Company during the 2004 financial year.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets out the fees billed to the Company by Morgan & Company for professional services provided in the financial years ended December 31, 2003 and 2002. Morgan & Company has been the sole external auditor for the Company.

	December 31, 2003	December 31, 2002
Audit Fees	$ 11,903.75	$ 10,202.45

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in footnote 16. to the consolidated financial statements.

The financial statements as required are attached hereto and found immediately following the text of this Registration Statement (ITEM 19). The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

(A) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement as follows:

    (i)   Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years Ending December 31, 2003 and 2002

    (ii)   Auditors' Report Dated April 9, 2004

    (iii)   Consolidated Balance Sheets as at December 31, 2003 and 2002

    (iv)   Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002

    (v)   Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002

    (vi)   Notes to the Consolidated Financial Statements for the years ended December 31, 2003 and 2002

    (vii)   Management's Discussion and Analysis of Financial Condition and Results of Operations for the Period Ending March 31, 2004

    (viii)   Notice of No Auditor Review of Interim Financial Statements under National Instrument 51-102, Part 4, subsection 4.3(3)

    (ix)   Consolidated Balance Sheets as at March 31, 2004 and December 31, 2003

    (x)   Consolidated Statements of Operations and Deficit for the three months ended March 31, 2004 and 2003

    (xi)   Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2003

    (xii)   Statement of Mineral Properties and Deferred Exploration Expenditures as at March 31, 2004

    (xiii)   Notes to the Consolidated Financial Statements for the three months ended March 31, 2004

(B) Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation and By-Laws	Incorporated by reference
2. Instruments defining the rights of holders of the securities being registered	Incorporated by reference previously filed 20-F

3. Voting Trust Agreements   N/A
4. Material Contracts
   4.1 Ocean Resources Capital Holdings Plc. Loan Agreement – Dated
      January 31, 2003
   4.2 Deed of Variation – Ocean Resources dated August 13, 2003
   4.3 Investor Relations Agreement – Dated September 8, 2003
   4.4 Rice Lake Joint Venture Letter of Intent dated January 8, 2004
   4.5 Rice Lake Joint Venture Amendment dated January 19, 2004
   4.6 Rice Lake Joint Venture Operating Agreement – March 2004
   4.7 Quest Capital Term Sheet for Credit Facility – February 4, 2004
   4.8 Harmony Share Purchase Agreement – March 2004
5. List of Foreign Patents   N/A
6. Calculation of earnings per share   N/A
7. Explanation of calculation of ratios   N/A
8. List of Subsidiaries   N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the   N/A
   financial statements filed in registration statements for initial public
   offerings of securities
10. Management Information Circular Dated April 30, 2004   Incorporated by reference
                                                               6K filed 6/24/3004

11. Section 302 Certifications by CEO and CFO
   11.1 Section 302 Certifications by the Chief Executive Officer and Chief
       Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
12. Section 906 Certifications by CEO and CFO
   12.1 Section 906 Certifications by the Chief Executive Officer and Chief
       Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and
       Section 1350 of Chapter 63 of Title 18 of the United States Code

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial position and results of operation for the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

The following management discussion and analysis is for the year ended December 31, 2003 and includes relevant information up to April 30, 2004. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

The Company was incorporated by amalgamation on December 7, 1994 pursuant to provisions of the British Columbia *Company Act*. The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company's strategic plan is based on growth through production cash flow, acquisitions, joint ventures, mergers, strategic alliances and exploration.

The Company is a reporting Issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the trading symbol "GC". The Company became a reporting issuer in the United States effective November 20, 2002, pursuant to the filing of a 20-F registration with the United States Securities Exchange Commission (SEC).

The Company has no producing properties and no operating income or cash flow. The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia. During 2003 the Company focused on advancing its Greenwood Gold Project (see "British Columbia Exploration Projects").

Rice Lake Joint Venture

On January 8, 2004, subsequent to the year ending December 31, 2003, the Company announced that it had signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture Inc.) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. ("Harmony Canada") from Harmony Gold Mining Company Ltd. of South Africa ("Harmony South Africa") for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby, the Rice Lake Joint Venture Inc. acquired 100% of Harmony Canada. The Company's portion of the purchase price was: $1,733,527.50 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit was comprised of one common share and one common share purchase warrant, exercisable for a period of one year from the date of issuance at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold's properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold's properties located within an 80 km (50 mile) radius from the boundary of the mineral claims that comprise the existing San Gold Project. San Gold has granted the Company an option to acquire a 50% interest in the San Gold Properties. The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the "Loan") from Quest Capital Corp. ("Quest") to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated,

compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan. The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and common shares in the capital of Gold City to Quest.

The Rice Lake Joint Venture, now known as Rice Lake Gold Corporation ("RLGC"), controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts. The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend. A further 12 kilometres remains untested along this trend on RLGC land.

The Bissett mine assets include:

- 1,250 ton per day processing plant
- all production and environmental permits
- substantial capital tax pools
- NI 43-101 compliant geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004)

RLGC will focus on extending and developing known high grade veins within the Bissett mine. Additional geophysics and drilling is planned for the previously untested 12 kilometres of mine horizon. On April 14, 2004 the joint venture parties announced that exploration had commenced with a diamond drill program on the San Gold #1 deposit.

British Columbia Exploration Projects

The Company holds varying interests in over 21,000 hectares of exploration ground in British Columbia, including: the Greenwood Gold Project, located in the Greenwood Mining Division, near Greenwood, British Columbia; the Boundary Project, also located in the Greenwood Mining Division, comprised of the Caramelia gold property, the Old Nick nickel/cobalt property, the Rock Creek Joint Venture, the Sappho property, and the Midway property; the Domin Project, located in the Cariboo Mining Division, 45 kilometres northeast of Wells, BC comprised of the Dominion Creek property under 100% option and the Company's 100% owned contiguous Domin claims; the Welbar Gold Project located near Wells, BC, comprised of the Promise and Myrtle-Proserpine claim groups; and the Tommy Jack Property, located in the Omineca Mining Division, located 150 kilometres north of Smithers, BC.

Greenwood Gold Project

The Company's Greenwood Gold Project, located near Greenwood, British Columbia, is comprised of two core mineral property groups – the Lexington-Lone Star and the Golden Crown, which includes the Winnipeg-Golden Crown, Century Gold, Zip, and JD claims. Commencing in July 2002 the Company entered into agreements to acquire 100% interests in the Lexington-Lone Star, Winnipeg-Golden Crown, Century Gold, and JD properties and acquired a 100% interest in the Zip claims, subject to varying net smelter return royalties. During the last quarter of the year ended December 31, 2003, the Company completed the option commitments to acquire 100% interests in the Lexington-Lone Star and Winnipeg-Golden Crown claims.

Also during the last quarter of 2003, the Company conducted successful surface diamond drill programs on the Grenoble/Main zone at the Lexington property and the Golden Crown property. The Lexington drilling was comprised of 6 holes totaling 905 metres. Multiple zones of massive pyrite-chalcopyrite veining were encountered in the drill holes and showed good grade continuity.

The Golden Crown drill program was comprised of 47 holes totaling 2,138 metres. The 47-hole drilling program on the eastern end of the vein system was two-pronged. Twenty-one holes focused on the near surface mineralization of the King Vein, in the heart of the system, which demonstrated additional vein continuity. A further 26 holes tested the near surface portions of surrounding veins - Samaritan, Tiara, Golden Crown, Portal, and Calumet Veins. All veins are part of a robust, steeply dipping, closely spaced massive sulfide vein system composed of native gold-pyrrhotite-pyrite-quartz-chalcopyrite. In the heart of the eastern portion of the Golden Crown vein system many vein intercepts remain open and untested along strike and at greater depths.

HQ core from the diamond drill programs is being used for metallurgical test work on composites of the high grade gold-copper intercepts.

The Company also conducted a trenching program on the JD mineral claims comprised of 12 trenches. On the western end of the Golden Crown system, the Company reported chip samples from trenching a 300 metre portion of a 1,000 metre long gold soil anomaly. The 2003 JD trenching exposed two northwest trending shear zones, the Hangingwall and Main Shear. Both zones are composed of semi-massive to massive sulphides within northwest trending, shallow-dipping shear zones hosted in chert and greenstone. The magnitude and orientation of the mineralization within the trenches supports the interpretation that this segment is the northwest extension of the Golden Crown gold system.

Total exploration expenditures on the Greenwood Gold Project during 2003 were $647,402.

In December 2003, the Company announced that it had terminated its option on the Roberts Mill, located near Greenwood, BC and would construct its own 200 tonne per day (tpd) gravity/flotation mill. Management had identified and evaluated alternative sites to the Roberts Mill site, which are located in closer proximity to its Greenwood mining properties and which offer significant economic benefits. Subsequent to the year ending December 31, 2003, preliminary engineering design of a 200 tpd mill and adjacent tailings facility have been completed and the Company will be proceeding with its permitting application for the mill and tailings facility during the second quarter of 2004.

Also subsequent to the year end, the Company received, in January 2004, its permit to mine an underground 10,000 bulk sample from the Lexington property.

Other British Columbia Exploration Properties

On April 17, 2003 the Company entered into an option agreement with Jantri Resources Inc. (TSX-V: JNT), whereby Jantri may earn a 50% interest in the Company's Caramelia gold property, comprised of 44 mineral claims, covering 2,000 hectares located near Rock Creek, British Columbia. The Company holds 100% interest in the Caramelia property, subject to varying, non-overlapping net smelter return royalties. The Caramelia property encompasses the Camp McKinney gold camp, including the historic Cariboo-Amelia mine, which produced 124,500 tonnes, grading 20.39 gram per tonne of gold for recovery of 81,600 ounces of gold during two main production campaigns during the 1890.s and 1960-62. To earn its interest, Jantri must make cash payments of $150,000, issue 600,000 common shares and conduct exploration of $500,000 over a period of five years. In year 1 of the agreement Jantri was required to make a minimum expenditure of $50,000 on exploration and the issuance of 300,000 shares prior to October 31, 2003. The parties agreed to amend the agreement to extend the year 1 exploration expenditure period to June 30, 2004, due to unforeseen delays in completion of the work program caused by the forest fire hazard in southern British Columbia. The Company received 100,000 Jantri shares on July 11, 2003 and, subsequent to the year ending December 31, 2003 the Company received on January 29, 2004, an additional 200,000 Jantri common shares, pursuant to the terms of the agreement.

On June 5, 2003 the Company entered into an option agreement with XMP Mining Limited, now called NU XMP Ventures Ltd. (TSX-V: NUX) whereby XMP may earn a 50% interest in the Dominion Creek Property, comprised of 17 mineral claims encompassing 1,950 hectares, located 45 kilometres northeast of the town of Wells, British Columbia. The Company has the right to earn a 100% interest in the property, subject to a 2% net smelter return royalty, pursuant to an underlying Dominion Creek option agreement dated April 17, 2000. To earn its interest, XMP must make cash payments totaling $255,000, issue 800,000 common shares (post consolidation), and make exploration expenditures of $750,000 over a four year period. In year 1 of the agreement XMP was required to make a cash payment of $5,000, incur exploration expenditures of $50,000 and issue 400,000 post consolidation shares. The agreement was accepted for filing by the TSX Venture Exchange, effective October 16, 2003. Pursuant to an amendment to the underlying Dominion Creek option agreement, the Company made a cash payment of $5,000 to the Dominion Creek Vendors and, on February 4, 2004, subsequent to the year ending December 31, 2003, transferred 200,000 XMP shares to the Dominion Creek vendors.

The Company continues to maintain its interests in the properties comprising the Boundary Project including: the Old Nick nickel-cobalt property (100%), its Rock Creek Joint Venture (44%), and Sappho properties (under option to earn 100%). Minimal exploration expenditures totaling $7,158 on the Rock Creek and Old Nick Properties and $3,041 on the Sappho property were incurred in the year ended December 31, 2003.

On March 17, 2004, subsequent to the year ended December 31, 2004, the Company entered into an option agreement, subject to acceptance for filing by the TSX Venture Exchange, whereby Jantri Resources Inc. may earn up to a 70% interest in the Old Nick property, in consideration for cash payments totaling $1,350,000; issuance of 3,000,000 common shares; and work commitments (exploration, metallurgical testing, and feasibility work) totaling $3,500,000. In addition, a payment will be payable to the Company at the completion of the production financing, to the greater of $2,500,000 or 20% of the NPV, based on the bankable feasibility study cash-flow projection.

In April 2003 the Company conducted a trenching program ($14,039) on the Midway property, located near Midway, BC. Subsequent to the year ending December 31, 2003, in April 2004 the Company has conducted a geochemical sampling program on the Midway property ($24,100). Pending assay results, the Company plans on follow-up trenching of geochemical anomalies later in 2004.

The Company's Welbar properties (Promise and Myrtle-Proserpine), located near the town of Wells, BC, remain subject to option agreements with International Wayside Gold Mines Ltd. (TSX-V:IWA), whereby IWA may acquire a 50% interest in the properties by conducting $250,000 in exploration expenditures and by issuing 300,000 common shares for each of the two properties prior to December 31, 2005. To date, IWA has reported exploration expenditures of $235,000, has issued 600,000 shares pursuant to the original agreements and has issued an additional 200,000 common shares pursuant to an amendment to the original agreement.

Selected Annual Information

Selected financial information for the Company for each of the past three years ended December 31 is tabled below. The reporting currency of the Company is the Canadian dollar.

	Fiscal Years Ended December 31(Audited)		
	2003	**2002**	**2001**
Revenue	$ Nil	$ Nil	$ Nil
Loss for the year	$ 2,327,311	$ 646,551	$ 272,306
Basic and Diluted Loss per share	$ 0.09	$ 0.03	$ 0.02
Total Assets	$ 5,963,634	$ 2,947,855	$ 2,633,388
Long Term Liabilities	$ 2,591,361	$ Nil	$ Nil
Dividends Declared	$ Nil	$ Nil	$ Nil

Results of Operations

During the year ended December 31, 2003, the Company incurred a net loss of $2,327,311 ($0.09 per share) compared to a net loss of $646,551 ($0.03 per share) in the year ended December 31, 2002.

The 2003 loss includes: financing fees and interest of $988,223 related primarily to the Ocean Resources Capital Holdings Plc. ("ORCH") loan financing transaction (see "Financial Activities") and to an unrealized loss on long-term debt of $630,361 related to the ORCH loan, which were partially offset by a foreign exchange gain of $149,065 related to the ORCH loan.

Office and general expenses were $356,865 in 2003 ($193,188 in 2002). Increases are attributable to management fees of $120,000 paid for management, administrative, and technical services, including a one-time charge and payment of $60,000 to company owned by a director of the company for administrative/technical services provided by an employee of that company; increased travel costs of $29,100 related to financings and promotion. Increased audit, accounting, and legal expenses of $79,272 in 2003 ($44,968 in 2002) were attributable to costs associated with the filing of a 20F with the United States Securities Exchange Commission (SEC) and with the larger number of financing and property transactions undertaken during 2003.   Higher share transfer and regulatory fees of $47,580 in 2003 ($21,344 in 2002) are also due to increased financing and property transactions. Mineral property write downs of $71,312 decreased in 2003 from $305,248 in 2002, partially offset by a write down of mill assets of $81,506 in 2003 ($ nil in 2002). During 2003 the Company contracted an investor relations consultant and initiated investor relations programs, resulting in business development expenses of $11,840 and investor relations expenses of $20,769 in 2003 ($1,473 and $495, respectively in 2002).

The Company incurred $676,587 in deferred exploration costs in 2003 ($244,843 in 2002) and $530,137 in 2003 in acquisition costs of mineral properties ($104,690 in 2002) due to the advancement of its Greenwood Gold Project.

Summary of Quarterly Results (Unaudited)

Results for the eight most recent quarters ending with the last quarter for the three months ending December 31, 2003 are tabled below:

Quarterly Period Ending	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	614,482	1,494,087	136,998	81,744
Basic and Diluted Net Loss per Share	$0.02	$0.06	$0.01	$0.00
Deferred Exploration	474,491	81,804	76,988	53,941

Quarterly Period Ending	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil
Net Loss	119,603	87,287	361,471	78,190
Basic and Diluted Net Loss per Share	$0.01	$0.00	$0.02	$0.00
Deferred Exploration	102,231	96,825	31,221	83,888

Financing Activities

During 2003 the Company completed a number of private placement financings to raise an aggregate of $936,750.

Pursuant to a private placement dated March 6, 2003 the Company issued 842,000 flow-through units priced at $0.25 per unit for gross proceeds of $210,500, each unit being comprised of one flow-through common share and one non-flow-through share purchase warrant, with every two share purchase warrants entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to April 2, 2004.

Pursuant to a private placement dated September 25, 2003 the Company issued 1,400,000 units priced at $0.25 per unit for gross proceeds of $350,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 9, 2004 and at an exercise price of $0.40 per share to October 9, 2005. In the event that at any time during the second year the closing price of the Company's shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire.

Pursuant to a private placement dated September 30, 2003 the Company issued 1,105,000 units priced at $0.25 per unit for gross proceeds of $276,250, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.30 per share until October 29, 2004 and at an exercise price of $0.40 per share to October 29, 2005. In the event that at any time during the second year the closing price of the Company's shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the warrant will expire. The Company paid a finder's fee of 80,000 units to Canaccord Capital in connection with the private placement with the finder's warrants being subject to the same terms and conditions as the private placement warrants.

Pursuant to a private placement dated October 29, 2003 the Company issued 333,333 units priced at $0.30 per unit for gross proceeds of $100,000, each unit being comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.40 per share, prior to November 14, 2004.

In September 2003 the Company completed a loan transaction with Ocean Resources Capital Holdings Plc ("ORCH") of London, England, whereby the Company borrowed £960,000 in the form of 4,817 ounces of gold. Provisions of the ORCH loan include: a) a term of three years; b) repayment of the principal by the delivery of gold bullion priced at US$315/ounce; c) interest accruing on the principal at 12% per annum, payable semi-annually commencing January 31, 2004 (with 60% of accrued interest to be paid by the issue of common shares at the greater of the market price or $0.75 per share in the first year or $0.88 per share in the second and third years, and 40% of accrued interest payable in cash); and d) a first ranking security over the Company's present assets at August 14, 2003. As additional consideration the Company issued 4,279,488 common shares as a financing fee, priced at $0.75 per share for an aggregate ascribed value of $609,827. The Company also paid a London broker's commission of $117,686 and a finder's fee of $53,494 to Peter Maclean of Vancouver.

During December 2003 the Company also received subscriptions pursuant to agreements for two flow-through private placements of 835,000 units priced at $0.35 per unit and 1,714,286 units priced at $0.35 per unit. In January 2004, subsequent to the year ending December 31, 2003 the Company closed the previously announced private placements from December 2003 for total proceeds of $1,318,235.

Pursuant to a flow-through private placement dated December 4, 2003, which subsequently closed on January 5, 2004, the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2004. The Company issued 78,750 finder's units to Canaccord Capital pursuant to the private placement with the warrants having the same terms and conditions as for the private placement.

Pursuant to a flow-through private placement dated December 23, 2003, which also closed on January 5, 2004, the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005. The Company paid finder's fees of $18,000 and issued 68,572 finder's warrants to Canaccord Capital. The Company also paid finder's fees of $27,000 and issued 102,857 finder's warrants to Golden Capital Securities Ltd. pursuant to the private placement. The finder's warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a flow-through private placement dated December 30, 2003, which subsequently closed on January 5, 2004 the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005. The Company paid a cash finder's fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder's warrants to First Republic Securities Corporation. The finder's warrants are subject to the same terms and conditions as the private placement warrants.

Pursuant to a non-flow-through private placement dated November 21, 2003, which subsequently closed on January 8, 2004, the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006. A finder's fee of 20,000 units was paid to Canaccord Capital with the finder's warrants being subject to the same terms and conditions as the private placement.

Liquidity and Capital Resources
The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry. Exploration and development of mineral properties is capital intensive. Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, and inflation, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company has received 800,000 common shares of IWA. During 2003 the Company sold 400,000 common shares of IWA realizing a gain on the sale of marketable securities of $8,501. The Company continues to hold the remaining 200,000 shares of IWA.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000. Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005. Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares subsequent to the year end, in January 2004. The Company holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri. The Company intends to hold Jantri shares for investment purposes.

The Company's working capital position as at December 31, 2003 was $1,705,453 compared to a working capital deficiency of $233,839 at December 31, 2002. The increase in working capital was due to a number of private placement financings and the ORCH loan (see "Financing Activities").

The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Outstanding Share Data
As at December 31, 2003 the issued and outstanding capital of the Company was 32,884,069 common shares.

Subsequent to the year ending December 31, 2003, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares, pursuant to an ordinary resolution of the Company's shareholders dated January 15, 2004.

The Company's share data as at April 30, 2004 is as follows:

		Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at April 30, 2004				43,876,368
Warrants Outstanding				
	1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005	
	1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005	
	333,333	$0.40	November 14, 2004	
	1,202,278	$0.45	January 5, 2005	
	1,885,715	$0.45	January 5, 2005	
	801,429	$0.45	January 5, 2005	
	220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006	
	619,200	$0.45	March 12, 2005	
	400,012	$0.45	March 12, 2006	
	5,714,285	$0.45	March 17, 2005	
	13,761,252			13,761,252
Stock Options Outstanding				
	350,000	$0.36	April 11, 2005	
	145,000	$0.25	May 26, 2005	
	60,000	$0.25	November 3, 2005	
	100,000	$0.25	December 4, 2005	
	735,000	$0.15	May 6, 2007	
	980,000	$0.20	September 8, 2008	
	2,370,000			2,370,000
				60,007,620

Outlook
In British Columbia the Company will continue to focus on advancing its Greenwood Gold Project to production. The Company's British Columbia 2004 exploration programs are underway with an estimated budget of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation, have commenced an initial diamond drill program on the San Gold #1 deposit. The parties will focus on extending and developing known high grade veins within the Bissett mine. Additional geophysics and drilling is planned for the previously untested 12 kilometres of mine horizon. Joint venture plans include working to place the Bissett mine back into production using selective mining methods. The San Gold #1 deposit is envisioned to contribute greater than 200 tons per day after diamond drilling, development, and a bulk sample has been completed.

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Gold City Industries Ltd.

We have audited the consolidated balance sheets of Gold City Industries Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada	"Morgan & Company"
April 09, 2004	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders, dated April 09, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"
April 09, 2004	Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

65

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31	
	2003	2002

ASSETS

Current

Cash and cash equivalents	**$ 1,794,613**	$ 9,382
Marketable securities (market $94,257; 2002 - $69,995)	**44,000**	56,000
Accounts receivable	**41,285**	10,659
Prepaid expense	**1,702**	1,239
Current portion other assets	**5,758**	5,850
	1,887,358	83,130
Mineral Properties And Related Deferred Exploration (Note 3)	**3,912,318**	2,776,906
Capital Assets (Note 4)	**28,791**	44,039
Long – Term Investment (Note 5)	**95,000**	-
Other Assets (Note 6)	**40,167**	43,780
	$ 5,963,634	$ 2,947,855

LIABILITIES

Current

Accounts payable and accrued liabilities	**$ 181,905**	$ 230,029
Loans payable	**-**	86,940
	181,905	316,969
Long-Term Debt (Note 7)	**2,591,361**	-
Share Subscriptions (Note 8)	**875,985**	30,000
	3,649,251	346,969

SHAREHOLDERS' EQUITY

Share Capital (Note 9)
Authorized:
   60,000,000 no par value
Issued:

32,884,069 (2002 – 23,124,225)	**10,725,291**	8,838,743
Contributed Surplus	**312,720**	158,460
	11,038,011	8,997,203
Deficit	**(8,723,628)**	(6,396,317)
	2,314,383	2,600,886
	$ 5,963,634	$ 2,947,855

Operations (Note 1)
Commitments and contingent liabilities (Note 11)
Subsequent Events (Note 13)

Approved by the Directors:

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31		2003		2002
Administrative Expenses				
Audit, accounting and legal	$	**79,272**	$	44,968
Business development		**11,840**		1,473
Consulting and technical fees		**14,858**		1,800
Financing fees and interest		**988,223**		-
Unrealized loss on long-term debt (Note 7)		**630,361**		-
Foreign exchange (gain) loss		**(149,065)**		-
Office and general		**356,865**		193,188
Share transfer and regulatory fees		**47,580**		21,344
Depreciation		**3,349**		4,638
Investor Relations		**20,769**		495
Loss Before Other Expenses		**2,004,052**		267,906
Other Expenses (Recoveries)				
Interest and other income		**(6,163)**		(2,059)
Mineral property evaluation		**30,845**		56,996
Gain on sale of marketable securities		**(8,501)**		-
Abandonment of mineral properties		**71,312**		305,248
Write-off of mill assets		**81,506**		-
Stock-based compensation		**154,260**		18,460
		323,259		378,645
Loss For The Year		**2,327,311**		646,551
Deficit, Beginning Of Year		**6,396,317**		5,749,766
Deficit, End Of Year	$	**8,723,628**	$	6,396,317
Basic and diluted loss per share	$	**0.09**	$	0.03
Weighted average shares outstanding		**26,865,249**		19,105,416

GOLD CITY INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31		2003		2002
Cash flows from (used in) operating activities				
Loss for the year	$	**(2,327,311)**	$	(646,551)
Add (deduct) items not involving cash:				
Financing fees (Note 7)		**609,827**		-
Unrealized loss on long-term debt (Note 7)		**630,361**		-
Foreign exchange gain		**(178,744)**		-
Gain on sale of marketable securities		**(8,501)**		-
Abandonment of mineral properties		**71,312**		305,248
Write-off of mill assets		**81,506**		-
Depreciation		**3,349**		4,638
Stock-based compensation		**154,260**		18,460
		(963,941)		(318,205)
Net changes in non-cash working capital				
Accounts receivable		**(30,626)**		(2,711)
Prepaid expense		**(463)**		(100)
Accounts payable and accrued liabilities		**(48,124)**		99,289
		(1,043,154)		(221,727)
Cash flows from (used in) investing activities				
Proceeds from sale of marketable securities		**64,501**		-
Purchase of capital assets		**(53,607)**		(17,932)
Acquisition of mineral properties		**(490,000)**		(104,690)
Deferred exploration		**(687,224)**		(244,843)
Other assets		**3,705**		25,664
Long-term investment		**(80,000)**		-
		(1,242,625)		(341,801)
Cash flows from (used in) financing activities				
Shares issued for cash		**1,142,221**		333,110
Share subscriptions received		**875,985**		30,000
Loans payable		**(86,940)**		(51,341)
Long-term debt (Note 7)		**2,139,744**		-
		4,071,010		311,769
Net cash and cash equivalents provided (used) during the year		**1,785,231**		(251,759)
Cash and cash equivalents beginning of year		**9,382**		261,141
Cash and cash equivalents end of year	$	**1,794,613**	$	9,382

Supplemental cash flow information (Note 15)

GOLD CITY INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. NATURE OF OPERATIONS

The Company was incorporated as Gold City Mining Corporation under the *Company Act (British Columbia)* on December 7, 1994 by amalgamation of Gold City Resources Ltd., Providence Industries Ltd., and McKinney Mines Ltd. This name was subsequently changed to Consolidated Gold City Mining Corporation on October 29, 1997 concurrent with a share consolidation and changed again on August 26, 1998 to Gold City Industries Ltd. (the "Company") concurrent with a further corporate restructuring and share consolidation. Its principal business activities have included the exploration for and development of mineral properties.

These financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain additional financing for general working capital purposes and to complete development of its mineral properties and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting principles
These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Consolidation
During 2003 the Company acquired all of the issued and outstanding shares of BGP Resources Ltd. ("BGP") and included thereafter the amounts of such entity in the Company's consolidated financial statements.

Mineral properties and deferred exploration expenditures
The Company records its interests in mineral properties at cost. Expenditures on general mining exploration are charged against operations as incurred. Exploration expenditures for specific projects are deferred until such time as the projects achieve commercial production, or are sold or abandoned. When a project achieves commercial production, the deferred exploration expenditures are amortized against operations over the estimated life of the mine. Expenditures relating to abandoned projects are charged to operations in the year of abandonment. The amounts shown for mineral properties represent costs to date and do not necessarily reflect present or future values.

Investments
Marketable securities are valued at the lower of cost or market value.

Long term investments are recorded at cost.

The Company accounts for its investment in Jantri as a long-term investment. The securities of Jantri held by the Company are recorded at cost until such time that an impairment in value which is other than temporary has been determined, at which time they will be written down to market value.

Capital Assets and Depreciation
The Company records its acquisition of capital assets at cost. Depreciation is charged to operations on a declining basis at the following annual rates:

Office furniture and equipment	20%
Mining equipment	30%
Milling equipment	20%

Use of estimates

The Company uses estimates in preparing these consolidated financial statements based on the best information available at the balance sheet date. These estimates are reviewed and adjusted regularly to ensure that such estimates are reasonable. The estimates included in the consolidated balance sheets, statements of operations and deficit and cash flows will vary with actual results.

Income taxes

The Company uses the liability method of accounting for future income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted, or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deduction.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

Stock-based compensation

The Company has an employee stock option plan. In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective January 1, 2003, the fair value of all stock options granted are recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, prepaid expenses, mortgages and notes receivable, accounts payable and accrued liabilities and loans payable. The fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers cash equivalents to be cash and short-term investments with original maturities of three months or less.

Loss per share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company adopted the treasury method of accounting for the calculation of diluted earnings per share, under which the deemed proceeds of the exercise of options and warrants are considered to be used to reacquire common shares at an average price per share.

3. **MINERAL PROPERTIES AND RELATED DEFERRED EXPENDITURES**

    (a) The Company holds interests in mineral claims located in British Columbia that are owned, leased or under option. Deferred costs are as follows:

December 31, 2003:

	Balance December 31, 2002	2003 Property Acquisition	2003 Exploration Costs	Costs Written Off	**Balance December 31, 2003**
Rock Creek & Old Nick Property	$ 506,235	$ -	$ 7,158	$ -	**$ 513,393**
Domin Project	291,466	17,500	3,550	-	**312,516**
Caramelia Property	720,696	11,000	8,370	-	**740,066**
Boundary Project	70,057	-	-	70,057	**-**
Midway Project	45,524	-	14,039	-	**59,563**
Sappho Property	85,346	-	3,041	-	**88,387**
WelBar Project	379,792	(28,363)	(9,973)	-	**341,456**
Bridon Property	905	-	-	905	**-**
Greenwood Gold Property	636,725	500,000	647,402	-	**1,784,127**
Tommy Jack Property	39,810	30,000	3,000	-	**72,810**
Shut Property	350	-	-	350	**-**
Total	$ 2,776,906	$ 530,137	$ 676,587	$ 71,312	**$ 3,912,318**

December 31, 2002:

	Balance December 31, 2001	2002 Property Acquisition	2002 Exploration Costs	Costs Written Off	**Balance December 31, 2002**
Rock Creek & Old Nick Property	$ 501,195	$ 1,000	$ 4,040	$ -	**$ 506,235**
Domin Project	273,813	16,500	1,153	-	**291,466**
Caramelia Property	684,198	-	36,498	-	**720,696**
Amy Project	33,459	-	940	34,399	**-**
Boundary Project	60,772	-	9,285	-	**70,057**
Congo Project	174,709	93,160	-	267,869	**-**
Midway Project	42,449	-	3,075	-	**45,524**
Sappho Property	75,137	4,250	5,959	-	**85,346**
WelBar Project	406,389	(36,000)	9,403	-	**379,792**
Bridon Property	-	-	905	-	**905**
Carbon Creek Property	-	-	2,980	2,980	**-**
Greenwood Gold Property	-	498,030	138,695	-	**636,725**
Tommy Jack Property	-	8,250	31,560	-	**39,810**
Shut Property	-	-	350	-	**350**
Total	$ 2,252,121	$ 585,190	$ 244,843	$ 305,248	**$ 2,776,906**

4. CAPITAL ASSETS

	Cost	2003 Accumulated Depreciation and Write Downs	Book Value	Cost	2002 Accumulated Depreciation and Write Downs	Book Value
Milling equipment	$ 85,065	$ 81,506	$ 3,559	$ 21,000	$ -	$ 21,000
Office equipment	112,807	87,575	25,232	85,607	62,568	23,039
	$ 197,872	$ 169,081	$ 28,791	$ 128,265	$ 62,568	$ 44,039

5. LONG-TERM INVESTMENT

Long-term investment consists of 500,000 common shares of Jantri Resources Inc. ("Jantri"). Such shares were acquired pursuant to a private placement in Jantri and as a result of a share issuance to the Company by Jantri pursuant to a mineral property option agreement (Note 11).

6. OTHER ASSETS

	2003	2002
Mortgages receivable	$ 12,125	$ 12,125
Note receivable	1,019	4,724
Deposit	2,781	2,781
Reclamation bonds	30,000	30,000
	45,925	49,630
Less: Current portion	(5,758)	(5,850)
	$ 40,167	$ 43,780

The mortgage and note receivable are with respect to certain surface lands the company sold during 1999 to arms-length third parties. The mortgage is secured by the land title, and bears interest at 7.255%. The mortgage is amortized over a period of three years with payments commencing on October 2003.

The note receivable bears no interest, is unsecured, has no fixed repayment terms and matures September 10, 2004.

The deposit is with respect to a security deposit for office premises.

The reclamation bonds are posted with the Province of British Columbia with respect to estimated cost to reclaim the Company's exploration sites.

7. LONG-TERM DEBT

During the year the Company entered into an agreement, as amended, with Ocean Resources Capital Holdings Ltd. of London, England ("ORCH") pursuant to which the Company borrowed £960,000 in the form of 4,817 ounces of gold from ORCH (the "ORCH Loan"). The ORCH Loan is repayable after three years at ORCH's option as to 4,817 ounces of gold or the cash equivalent denominated in British Pounds at the time of repayment.

Under the terms of the ORCH Loan, interest accrues at 12% per annum and is payable semi-annually. The Company has the right to make 60% of the interest payments through the issuance of its shares. The number of shares to be issued is calculated at the greater of market price at the time of interest payment or $0.75 per share in the first year and $0.88 per share in the second and third years.

The ORCH Loan is secured by a first ranking security charge over the Company's current assets. As further consideration for making the ORCH Loan available to the Company, the Company paid a financing fee to ORCH in the form of 4,279,488 of its common shares at an aggregate ascribed value of $609,827.

The Company records to its statement of operations the entire amount of any change in the Canadian dollar equivalent of the ORCH Loan that occurs during the fiscal period being reported on. As such, the Company has recorded to its statements of operations for the year ended December 31, 2003 an expense of $630,361 relating to the unrealized loss on the gold contract payable offset by a foreign exchange gain of $178,744 relating to the unrealized gain on holding what is essentially a US dollar debt.

8. SHARE SUBSCRIPTIONS

During 2003 the Company received subscriptions pursuant to agreements for two private placements of 835,000 units at $0.35 per unit and 1,714,286 units at $0.35 per unit respectively. Each unit in both offerings consists of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $0.45 per share for one year after closing, expiring thereafter.

During 2002 the Company received subscriptions pursuant to agreements for a private placement of 200,000 units at $0.15 per unit, each unit consisting of one flow-through common share and one non-flow-through common share purchase warrant, with every two warrants entitling the holder thereof to purchase one additional common share at a price of $0.20 per share until December 31, 2003.

9. SHARE CAPITAL

(a)   Authorized

          60,000,000 common shares without par value

(b)   Issued

	Common Shares		Amount
Balance December 31, 2001	15,625,494	$	7,714,933
Issued during 2002			
For cash	2,220,732		333,110
For share subscriptions received in 2001 (Note 8)	1,692,333		253,850
For acquisition of mineral properties (Note 11)	3,375,000		507,500
For acquisition of milling equipment	100,000		15,000
For debt settlement	110,666		14,350
Balance December 31, 2002	23,124,225		8,838,743
Issued during 2003			
For cash (net of issue expenses of $29,850)	3,760,333		926,900
For cash pursuant to exercise of warrants	1,070,000		196,567
For cash pursuant to exercise of options	125,000		18,750
For financing fee on long-term debt (Note 7)	4,279,488		609,827
For share subscriptions received in 2002 (Note 8)	200,000		30,000
For acquisition of mineral properties (Note 11)	225,000		88,500
For acquisition of milling equipment	100,000		16,000
Upon correction of transfer agent records	23		4
Balance December 31, 2003	32,884,069	$	10,725,291

(c)   Financings

      During 2003 the Company completed financings as follows:

i)   In April the Company issued 842,000 units at $0.25 per unit for gross proceeds of $210,500. Each unit consisted of one flow-through common share and one non-flow-through common share purchase warrant ("April Warrant"). Two April Warrants entitle the holder thereof to purchase one common share at a price of $0.30 per share until April 2, 2004.

ii)   In October the Company issued 1,400,000 units at $0.25 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one common share purchase warrant ("October A Warrant"). Each October A Warrant entitles the holder thereof to purchase one common share at $0.30 per share until October 9, 2004 and at a price of $0.40 per share to October 9, 2005, expiring thereafter. In the event that at any time during the second year the closing price of the Company's shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the warrant or the October Warrant will expire.

iii)   In October the Company issued 1,105,000 units at $0.25 per unit for gross proceeds of $276,250. Each unit consisted of one common share and one common share purchase warrant ("October B Warrant"). Each October B Warrant entitles the holder thereof to purchase one common share at a price of $0.30 per share until October 29, 2004 and at a price of $0.40 until October 29, 2005, expiring thereafter. In the event that at any time during the second year of the warrant term the closing price of the Company's shares is $0.50 per share or greater over ten consecutive trading days, then the warrant holder will have five business days to exercise the October B Warrant or it will expire.

        A finder's fee of 80,000 units was paid to a brokerage firm in connection with this offering.

iv)   In November the Company issued 333,333 units at $0.30 per unit for gross proceeds of $100,000. Each unit is comprised of one common share and one common share purchase warrant ("November Warrant"). Each November Warrant entitles the holder to purchase one common share at an exercise price of $0.40 per share until November 14, 2004, expiring thereafter.

During 2002 the Company completed financings as follows:

v)   In April the Company issued 1,666,666 units at $0.15 per unit for gross proceeds of $250,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire an additional common share at $0.18 per share until April 29, 2003.

vi)   In November the Company issued 241,700 units at $0.15 per unit for gross proceeds of $36,255. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to acquire an additional common share at $0.20 pre share until November 14, 2003.

        Concurrently, the Company issued 312,366 flow-through units at $0.15 per unit for gross proceeds of $46,855. Each flow-through unit consists of one flow-through common share and one non flow-through common share purchase warrant. Each such warrant entitled the holder thereof to acquire an additional common share at $0.20 per share until December 31, 2002.

vii)   In April the Company settled $25,000 indebtedness by issuing 75,000 common shares at an ascribed price of $0.12 per share.

viii)   In December the Company issued 35,666 common shares at an ascribed price of $0.15 per share to settle $5,350 of indebtedness.

(d)   Warrants

A summary of warrants that have been issued by the Company and their status at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

| | 2003 | | 2002 | |
	Warrants Outstanding [1]	Weighted Average Exercise Price $/Share	Warrants Outstanding[1]	Weighted Average Exercise Price $/Share
At January 1	3,600,699	0.19	2,881,664	0.31
Issued	3,439,333	0.31	3,913,065	0.19
Exercised	(1,070,000)	0.18	-	-
Expired	(2,630,699)	0.19	(3,194,030)	0.30
At December 31	3,339,333	0.31	3,600,699	0.19

[1] The number of warrants disclosed has been adjusted to reflect the equivalent number of common shares that can be acquired on exercise at the respective exercise price.

(e)   Options

A summary of the Company's options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

| | 2003 | | 2002 | |
	Options Outstanding	Weighted Average Exercise Price $/Share	Options Outstanding	Weighted Average Exercise Price $/Share
At January 1	1,790,000	0.21	945,000	0.27
Granted	995,000	0.20	845,000	0.15
Exercised	(125,000)	0.15	-	-
Cancelled	(250,000)	0.17	-	-
At December 31	2,410,000	0.21	1,790,000	0.21

The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Number of Shares
$0.36	350,000	1.28	350,000
$0.25	305,000	1.66	305,000
$0.15	760,000	3.35	760,000
$0.20	995,000	4.69	905,000
	2,410,000	3.39	2,320,000

Options to acquire common shares have been granted and are outstanding at year-end to officers and directors of the Company as follows:

Number of Common shares	Option Price	Expiry Date
350,000	$ 0.36	April 11, 2005
145,000	$ 0.25	May 26, 2005
100,000	$ 0.25	December 4, 2005
600,000	$ 0.15	May 6, 2007
525,000	$0.20	September 08, 2008
1,720,000		

Had the Company determined compensation costs to employees and directors at the grant dates for those options granted during 2002 consistent with the fair value method of accounting for stock-based compensation, the Company's net loss would have been increased to the pro forma amount indicated below:

		2002
Net loss – as reported	$	(630,551)
Add: Stock-based compensation expense included in net loss – as reported		18,460
Deduct: Stock-based compensation expense determined under fair value method		(91,758)
Net loss – pro forma	$	(703,849)
Net loss per share (basic and diluted) – as reported	$	0.03
Net loss per share (basic and diluted) – pro forma	$	0.04

The pro forma amounts presented above, do not include the effect of stock options granted before January 1, 2002.

The fair values of options for 2003 and 2002, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

		2003	2002
a)	average risk-free interest rate	4.1%	3.5%
b)	expected life	5.0 years	2.5 years
c)	expected volatility	119%	100%
d)	expected dividends	nil	nil

10. INCOME TAXES

The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

		2003		2002
Statutory tax rate		37.62%		39.62%
Loss per financial statements	$	2,197,235	$	(646,551)
Expected income tax recovery		(826,600)		(256,164)
Non-Deductible differences		253,653		203,657
Unrecognized tax losses		572,947		52,507
Income tax provision	$	-	$	-

The significant components of the Company's future tax assets are as follows:

	2003	2002
Cumulative exploration and development expenses	1,771,432	1,301,196
Net operating loss carry forwards	1,197,470	740,995
Less: valuation allowance	(2,968,902)	(2,042,192)
Net future income tax asset (liability)	$ -	$ -

Losses that reduce future income for tax purposes expire as follows:

2004	$	375,009
2005		159,678
2006		200,486
2007		312,228
2008		212,564
2009		285,525
2010		1,637,277
	$	3,182,767

In addition to the tax losses listed above there are resource related expenditures totalling $3,284,190, which can be used to offset future Canadian income indefinitely.

Capital losses of $77,625 are available to offset future income from capital gains and may be carried forward indefinitely.

11. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Pursuant to the terms and conditions of the Dominion Creek mineral property option agreement dated April 17, 2000, the Company may acquire a 100% interest, subject to a 2% net smelter return royalty, in the Dominion Creek gold property on or before January 31, 2005, by making aggregate cash payments of $550,000, issuing 200,000 common shares, and by incurring exploration expenditures on the property or by making cash payments in lieu sufficient to maintain a minimum of two years assessment work on the property each year that the agreement is in place. As at December 31, 2003, the Company has issued 200,000 shares common shares, has incurred sufficient expenditures for assessment work through 2005; and has made cash payments of $15,000 and is deemed to have made additional cash payments of $85,000 through the issuance of additional of its common shares and by transferring to the vendors 200,000 shares of Nu XMP (see below).

The Company entered into an option agreement dated May 29, 2003 with Nu XMP Ventures Ltd. ("Nu XMP") whereby Nu XMP may acquire a 50% interest in the Dominion Creek property, subject to the underlying agreement and royalty, in consideration for cash payments aggregating $255,000 to the Company; issuing 800,000 post-consolidation shares of Nu XMP to the Company; and incurring exploration expenditures of $750,000 prior to May 1, 2007. To date the Company has received payments of $5,000 cash and has been issued 200,000 common shares of Nu XMP (subsequently transferred to the vendors of the Dominion Creek property – see above).

(b) Pursuant to the terms and conditions of the Sappho mineral property option agreement dated March 6 2001, the Company may acquire 100% interest, subject to a 3.0% net smelter return royalty, in the Sappho mineral property on or before March 1, 2006 by issuing 100,000 shares and by incurring exploration expenditures of $100,000 on the property. As at December 31, 2003, the Company has issued 75,000 shares to the vendors and has incurred expenditures of $74,362.

(c) Pursuant to the terms and conditions of the Tommy Jack mineral property option agreement dated May 10, 2002, the Company may acquire 100% interest, subject to a 2.0% net smelter return royalty, in the Tommy Jack mineral property by issuing 200,000 shares, making cash payments totalling $315,000, and by incurring exploration expenditures equivalent to a minimum of two years assessment work for each year that the agreement is in place. As at December 31, 2003, the Company has made cash payments of $10,000; has issued 100,000 shares; and has incurred expenditures of $34,560.

(d) Pursuant to the terms and conditions of the Lexington-Lone Star mineral property option agreement dated July 26, 2002, the Company acquired a 100% interest in the Lexington-Lone Star mineral property by issuing 1,750,000 shares; by incurring exploration expenditures of $250,000 prior to September 5, 2004; and by making a cash payment of $250,000 prior to December 5, 2003. Portions of the property are subject to non-overlapping, 2.5% net smelter royalties/net profits royalties.

(e) Pursuant to the terms and conditions of the Golden Crown mineral property option agreement dated August 6, 2002, the Company acquired a 100% interest in the Winnipeg-Golden Crown mineral property, subject to a 2.5% net smelter return royalty, by issuing 1,000,000 shares and by making cash payments totalling $150,000 by December 31, 2003.

(f) Pursuant to the terms of the JD mineral property option agreement dated September 23, 2002, the Company may acquire 100% interest, subject to a 2.5% net smelter return royalty, in the JD mineral property, by issuing 300,000 shares, by making cash payments totalling $97,500; and by incurring exploration expenditures of $250,000 prior to October 21, 2006. As at December 31, 2003 the Company has made cash payments of $30,000; has issued 150,000 shares; and has incurred expenditures of $39,046.

(g) Pursuant to the terms of the Century Gold mineral property option agreement dated September 30, 2002, the Company may acquire 100% interest, subject to an underlying net smelter return royalty, in the Century Gold mineral property, by issuing 400,000 shares and by making cash payments totalling $75,000 prior to October

21, 2004. Pursuant to the underlying net smelter return royalty agreement, a net smelter return royalty of 4.5% will be paid jointly to three royalty holders until $300,000 has been paid, after which the net smelter return royalty will reduce to 2.7% jointly. As at December 31, 2003, the Company has issued 400,000 shares and has made cash payments of $50,000.

(h) The Company has a contingent obligation to AMT Limited relating to such date in the future that a formal decision is made to place the Domin property or the Old Nick property into production, of $50,000 or $500,000 respectively. The Company will have the option at the due date of either of these contingent obligations to make the payment in cash or by issuing shares.

(i) Pursuant to the terms of an option agreement between the Company and Jantri, the Company has granted Jantri the right to earn a 50% interest in the Company's Caramelia Property. To earn its interest, Jantri must make cash payments of $150,000 and issue 600,000 of its common shares to the Company, and complete $500,000 of exploration expenditures on the property over a period of five years. As at December 31, 2003, the Company has received 100,000 common shares of Jantri.

12. RELATED PARTY TRANSACTIONS

The Company has incurred expenses of $319,545 (2002 - $188,260) to directors, officers and companies controlled by directors for geological and administrative services. Accounts payable include $12,185 (2002 - $151,681) payable to directors, officers and companies controlled by directors or officers.

During 2003 and subsequent to December 31, 2003, the Company entered into option agreements with Jantri wherein Jantri acquired the right to earn an interest in certain of the Company's mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company's directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri. The Company as at April 9, 2004 holds approximately 15.4 % of Jantri's issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

13. SUBSEQUENT EVENTS

a) In January 2004 the Company reported that it had closed four separate non-brokered private placements and issued securities in accordance therewith as follows:

i) Issued 1,123,528 flow-through units at $0.35 per unit for gross proceeds of $393,235. Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005. A finder's fee of 78,750 units, bearing identical terms to the securities issued under the private placement, was paid to a brokerage firm.

ii) Issued 1,714,286 flow-through units at $0.35 per unit for gross proceeds of $600,000. Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005. Aggregate finder's fees of $45,000 cash and 171,429 finder's warrants were paid to two investment banking institutions. The finder's warrants bear identical terms and conditions to the securities issued under the private placement.

iii) Issued 728,572 flow-through units at $0.35 per unit for gross proceeds of $255,000. Each unit is comprised of one flow-through common share and one non-flow-through common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at an exercise price of $0.45 prior to January 5, 2005. Aggregate finder's fees of $19,125 cash and 72,857 finder's warrants were paid to two investment banking institutions. The finder's warrants bear identical terms and conditions to the securities issued under the private placement.

iv)   Issued 200,000 units at $0.35 per unit for gross proceeds of $70,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase a common share at $0.45 per share until January 8, 2005 and at a price of $0.55 per share thereafter until January 8, 2006, thereafter expiring. A finder's fee of 20,000 units bearing identical terms and conditions to the securities issued under the private placement was paid to a brokerage firm.

b)   In January 8, 2004 the Company executed a letter of intent with San Gold Resources Company ("San Gold") wherein the Company entered into a 50:50 joint venture ("the Rice Lake JV") with San Gold to acquire 100% of the outstanding shares of Harmony Gold Canada Inc. ("Harmony Canada") from Harmony Gold Mining Company of South Africa in consideration for payment by the Company and San Gold of $3,500,000 cash and shares of the Company and San Gold having an aggregate value of $4,000,000. The assets of Harmony Canada consist of the Bissett Gold Mine, located at Bissett, Manitoba.

In addition, pursuant to the terms and conditions of the Rice Lake JV, as amended February 11, 2004, the Company may earn a 50% interest in all of San Gold's mineral properties located contiguous to the Bissett Gold Mine by funding $1,000,000 of exploration expenditures on San Gold's mineral properties.

In connection with the acquisition of the Bissett Gold Mine, San Gold and the Company completed a private placement of 516,000 units at $0.82 per unit for gross proceeds of $423,120. Each unit consists of one San Gold common share at a price of $0.40 per share, one San Gold common share purchase warrant, exercisable at price of $0.50 per share for a period of one year from closing, 1.2 common shares of the Company at a price of $0.35 per share and 1.2 common share purchase warrants of the Company, each whole warrant exercisable at a price of $0.45 per share for a period of one year from closing. An agent's fee of $31,734 cash was paid in connection with the offering. In addition, the Company issued broker warrants entitling the agent to purchase 46,440 common shares at a price of $0.45 per share for a period of two years from date of closing. Further, in connection with services provided relating to the acquisition of Harmony Canada, the Company paid the agent $40,929 cash and issued 225,000 common share purchase warrants exercisable at a price of $0.45 per warrant for a period of two years from date of closing.

Finally, in March 2004, the Company and San Gold entered into an agreement ("the Loan Agreement") with Quest Capital Corp. ("Quest") whereby Quest provided a loan of $2,500,000 ("the Loan") to San Gold and the Company with respect to the Rice Lake JV. The Loan Agreement provides that interest on the Loan will be payable at 12% per annum, calculated, compounded and payable monthly. Quest also received a bonus of $250,000 in the form of 350,000 free-trading common shares of San Gold and 450,000 free-trading common shares of the Company. The Loan is secured by the assets held in the Rice Lake JV plus any other assets acquired by the Company subsequent to entering the Loan Agreement. In connection with the such securitization, ORCH waived its right to a first charge on such assets and has taken subordinated security with respect to the same.

c)   In January 2004 the Company made application to regulatory bodies as authorized by its shareholders, to increase its authorized share capital to 200,000,000 common shares without par value. Such application was approved and the Company's authorized share capital correspondingly increased.

d)   In January 2004 the Company received 200,000 common shares of Jantri pursuant to Jantri's option to acquire a 50% interest in the Caramelia Property.

e)   In March 2004 the Company announced that it had entered into an option agreement with Jantri whereby Jantri may earn up to a 70% interest in the Company's Old Nick property. To earn its interest, Jantri must make cash payments totalling $1,350,000 and issue 3,000,000 of its shares to the Company; and incur $3,500,000 of exploration expenditures on the property over a period of 3.5 years. In addition, at the completion of production financing, Jantri must pay to the Company the greater of $2,500,000 or 20% of the net present value of the property based on a bankable feasibility study cash flow projection,

14. SEGMENTED INFORMATION

All of the Company's operations have been in one industry, the exploration for precious metals. Management reviews the financial results according to expenditures by property as presented in the schedule of Mineral Properties and Related Deferred Expenditures (Note 4). The Company's mineral properties and capital assets are all in Canada.

15. SUPPLEMENTAL CASH FLOW INFORMATION

	2003		2002
Non-cash transactions			
- Shares issued for acquisition of mineral properties	$ 88,500	$	507,500
- Shares issued for acquisition of milling equipment	16,000		15,000
- Shares issued for finder's fee related to private placements	20,000		-
- Shares issued for finder's fee on long-term debt	609,827		-
- Shares issued for debt settlement	-		14,350
- Marketable securities received as option payments	(84,000)		(36,000)
- Securities received as option payment and classified as long-term investment	(15,000)		-
- Marketable securities paid as option payment	40,000		-
	$ 675,327	$	500,850

16. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2003		2002
Loss in accordance with Canadian GAAP	$ (2,327,311)	$	(646,551)
Deduct:			
Mineral property costs	(1,206,724)		(732,953)
Add:			
Mineral property expenditures written off in the period that would have been expensed in a prior period	71,312		208,168
Loss in accordance with US GAAP	$ (3,462,723)	$	(1,171,336)
Loss per share (US GAAP)	$ (0.13)	$	(0.06)
Weighted average shares outstanding (US GAAP)	26,865,249		19,105,416

Statement of Cash Flow (US GAAP)

	2003		2002
Cash used in operating activities	$ (2,220,378)	$	(571,260)
Cash flows from investing activities	(65,401)		(15,832)
Cash flows from financing activities	4,071,010		335,333
Increase (Decrease) in cash	$ (1,785,231)	$	(251,759)

	2003		2002	
Shareholders' equity – Canadian GAAP	$	**2,314,383**	$	2,600,886
Mineral property cost		**(3,912,318)**		(2,776,906)
Shareholders' equity (deficiency) – US GAAP	**$**	**(1,597,935)**	$	(176,020)
Mineral property interests – Canadian GAAP	$	**3,912,318**	$	2,776,906
Exploration expenditures expensed US GAAP		**(3,912,318)**		(2,776,906)
Mineral property interests – US GAAP	**$**	**-**	$	-

i) Under US GAAP, the Company would record its mineral property interests at cost. Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred. The Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under US GAAP, all exploration and development costs incurred during the period are to be expensed.

ii) Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options on a prospective basis. From January 1, 2003, there is no difference between US GAAP and Canadian GAAP in accounting for stock options. Pro-forma information is presented below for 2002 had the Company determined net income and earnings per share as required by FASB Statements 123 and 148:

	2002	
Loss for the year – US GAAP	$	(1,171,336)
Add: Stock based compensation included in net loss		18,460
Deduct: Stock based compensation determined under the fair value method		(91,758)
Net loss – pro-forma	$	(1,244,634)
Loss per share – pro-forma	$	(0.07)

iii) SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities. The Company's investments are classified as available-for-sale investments and carried at the lower of cost or quoted market value for Canadian GAAP purposes. Such investments are not actively traded on short term differences in price, and for US GAAP purposes, must have holding gains and losses reported as a component of comprehensive income.

As at December 31, 2003, the Company had an unrealized gain on available-for-sale investments of $86,762 (2002 - $13,995). The net increase in comprehensive income for the year ended 2003 was $72,767.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial position and results of operation for the Company prepared as of May 28, 2004 should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2004, as well as the audited consolidated financial statements for the year ended December 31, 2003 and the related management's discussion and analysis contained in the 2003 Annual Report.   All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available online from the SEDAR website (www.sedar.com).

Overview

The Company is a development stage company engaged in the evaluation, acquisition, exploration, and, if warranted, development and operation of mineral resource properties of merit. The Company has two development stage projects – the Greenwood Gold Project, located near Greenwood, British Columbia and the Rice Lake Gold Project, located at Bissett, Manitoba.

The Company has no producing properties and no operating income or cash flow. The Company holds varying interests in mineral exploration properties covering 21,000 hectares in the province of British Columbia. The Company's exploration focus during the past eighteen months has been on its Greenwood Gold Project, located near Greenwood, British Columbia.

On January 8, 2004 the Company signed a Letter of Intent to enter into a 50/50 joint venture (Rice Lake Joint Venture) with San Gold Resources Corporation, to acquire 100% of the shares of Harmony Gold Canada Inc. ("Harmony Canada") from Harmony Gold Mining Company Ltd. of South Africa ("Harmony South Africa") for $3,500,000 cash and shares having a value of $4,000,000. On March 29, 2004 the parties announced the closing of the transaction whereby the Rice Lake Joint Venture acquired 100% of Harmony Canada. The Company's portion of the purchase price was: $1,733,527.40 cash and 5,714,285 units at a deemed price of $0.35 per unit for a total of $2,000,000 worth of units. Each unit is comprised of one common share and one common share purchase warrant, exercisable prior to March 17, 2005, at a price of $0.45 per share.

The principal asset of Harmony Canada is the Bissett Gold Mine, located at Bissett, Manitoba, 250 kilometres northeast of Winnipeg. The Bissett mine assets include: a 1,250 ton per day gold processing plant; all production and environmental permits; substantial capital tax pools; and a NI 43-101 compliant geological resources comprised of: a measured resource of 539,000 tons grading 0.24 ounces per ton (opt) gold; an indicated resource of 728,100 tons grading 0.27 opt gold; and an inferred resource of 734,700 tons grading 0.31 opt gold (A.C.A. Howe International Limited, February 2004).

In addition, pursuant to the terms and conditions of the Letter of Intent, the Company has the right to acquire a 50% interest in San Gold's properties contiguous with the Bissett Mine. To exercise this option, the Company must finance exploration expenditures of $1,000,000 on the San Gold properties, to match the deemed contribution of San Gold to the Joint Venture; thereafter both parties will participate on a 50/50 joint venture basis in the ongoing exploration of the San Gold Properties. The area of influence for the joint venture has subsequently been expanded to include all of San Gold's properties located within the Rice Lake greenstone belt, which stretches from the east side of Lake Winnipeg to the Ontario border, encompassing an area of 90 kilometres x 20 kilometres. The parties will also participate on a joint venture basis in rehabilitating, developing and returning the Bissett Gold Mine to production.

The Rice Lake Joint Venture controls over 7,000 hectares in the Rice Lake Greenstone Belt within the Uchi Sub-province, which also contains the prolific Red Lake and Pickle Lake gold producing belts. The San Gold #1 deposit is located 3 kilometres east of the Bissett Mine along the mine horizon, with the recently discovered #2 and # 3 deposits located 6 kilometres east on the same trend. A further 12 kilometres remains untested along this trend on RLGC land.

In order to complete the acquisition of Harmony Canada, the Company and San Gold entered into an agreement to secure a $2,500,000 loan (the "Loan") from Quest Capital Corp. ("Quest") to San Gold, the Company and the Rice Lake Joint Venture. Interest on the Loan is payable at 12% per annum, calculated, compounded and payable monthly (effective annual rate of 12.68%). Quest has also received a bonus of $250,000, payable in the form of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City and a standby fee in the amount of $53,767.13 as additional consideration for providing the Loan. The Loan is repayable on August 31, 2004, but may be extended to February 28, 2005, at the option of the borrowers, upon payment of 350,000 common shares in the capital of San Gold and 450,000 common shares in the capital of Gold City to Quest.

The Company paid $40,929.40 and has issued 126,244 shares and 353,572 warrants to Harris Partners Limited as consideration for their role as financial advisor to the Company, in respect of the above transactions. Each warrant is exercisable, at $0.45 per share for a period of two years.

Results of Operations
During the three months ended March 31, 2004, the Company reported a net loss of $626,814 ($0.02 per share) compared to a net loss of $81,744 ($0.00 per share) reported in the three months ended March 31, 2003. Contributing to the increased net loss for the period are: financing fees and interest totaling $238,886, comprised primarily of a charge of $125,000 related to bonus shares paid to Quest Capital; interest totaling $87,238 related to the Ocean Resources Capital Holdings Plc. ("ORCH") and Quest loans; an unrealized loss on long-term debt of $47,299 and foreign exchange losses of $36,022 related to the ORCH loan; audit, accounting, & legal fees of $143,552, attributable primarily to the acquisition of Harmony Canada, formation of the Rice Lake Joint Venture, and related transactions (see "Overview"); and $40,398 in business development and investor relations expenses, due to increased investor relations activities, a monthly investor relations contract consulting fee of $5,000 with Marketsmart Communications, and attendance at investor conferences. Office and general expenses increased by $51,413, due to salary expenses of $25,777; computer software purchases of $5,200; increased travel & accommodation expenses of $7,351; and workers compensation payments of $10,550, which have increased due to both increased field activities and also due to the application of a higher assessment rate related to field exploration activities.

During the three months ended March 31, 2004, the Company reported deferred exploration totaling $108,052, of which $93,125 was expended on its Greenwood Gold Project. Preliminary engineering design of a 200 tpd mill and adjacent tailings facility for the Greenwood Gold Project was completed during the three months ended March 31, 2004.   In January 2004 the Company received a permit to mine an underground 10,000 tonne bulk sample from the Lexington property. Subsequent to the period ending March 31, 2004, the Company has submitted its permitting application for the mill and tailings facility.

Also subsequent to the period ending March 31, 2004, the Rice Lake Joint Venture has completed an initial 12-hole diamond drill program ($170,000) on the San Gold #1 deposit, near Bissett, Manitoba. The first three holes have returned positive results, while assays from the remaining nine holes are pending.

The Company has budgeted expenditures of $1,200,000 for its 2004 British Columbia field programs, commencing in April 2004, including: geochemical surveys & trenching at the Midway project, diamond drilling at Lexington, geochemical surveys, trenching, and drilling at the Golden Crown & JD properties, and prospecting & sampling programs at the Tommy Jack and Domin properties.

Summary of Quarterly Results (Unaudited)

	March 31, 2004 ($)	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net (Loss)	(656,724)	(614,482)	(1,494,087)	(136,998)	(81,744)	(119,603)	(87,287)	(361,471)
Basic and Diluted Net (Loss) per Share	($0.02)	($0.02)	($0.06)	($0.01)	($0.00)	($0.01)	($0.00)	($0.02)
Deferred Exploration	108,052	474,491	81,804	76,988	53,941	102,231	96,825	31,221

Financing Activities

In January 2004 the Company closed four previously announced private placements from December 2003 for total gross proceeds of $1,318,235.

On January 5, 2004, the Company closed a flow-through private placement previously announced on December 4, 2003, whereby the Company issued 1,123,528 units priced at $0.35 for gross proceeds of $393,234, each unit being comprised of one flow-through common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45, prior to January 5, 2005. The Company issued 78,750 finder's units to Canaccord Capital pursuant to the private placement, with the warrants having the same terms and conditions as for the private placement.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 23, 2003, whereby the Company issued 1,714,286 units priced at $0.35 per unit for gross proceeds of $600,000, each unit being comprised of one flow-through common share and one share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005. The Company paid finder's fees of $18,000 and issued 68,572 finder's warrants to Canaccord Capital. The Company also paid finder's fees of $27,000 and issued 102,857 finder's warrants to Golden Capital Securities Ltd. pursuant to the private placement. The finder's warrants are subject to the same terms and conditions as the private placement warrants.

Also on January 5, 2004, the Company closed a flow-through private placement previously announced on December 30, 2003, whereby the Company issued 728,572 units, priced at $0.35 per unit, for gross proceeds of $255,000, each unit being comprised of one flow-through common share and one share purchase warrants, entitling the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to January 5, 2005. The Company paid a cash finder's fee of $19,125 to Limited Market Dealer Inc. and 72,857 finder's warrants to First Republic Securities Corporation. The finder's warrants are subject to the same terms and conditions as the private placement warrants.

On January 8, 2004 the Company closed a non-flow-through private placement previously announced on November 21, 2003, whereby the Company issued 200,000 units priced at $0.35 per unit, for gross proceeds of $70,000, each unit being comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.45 per share prior to January 8, 2005, or at an exercise price of $0.55 per share prior to January 8, 2006. A finder's fee of 20,000 units was paid to Canaccord Capital with the finder's warrants being subject to the same terms and conditions as the private placement.

On March 12, 2004 the Company completed a non-flow-through private placement, whereby the Company issued 619,200 units, priced at $0.35 per unit, for gross proceeds of $216,200, each unit being comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share, at an exercise price of $0.45 per share, prior to March 12, 2005. In connection with the private placement the Company issued 19,818 and 26,622 brokers' warrants to Harris Partners Limited and Bolder Investments Partners Ltd., respectively and paid a brokers' cash commission of $16,254 to Harris Partners Limited. The brokers' warrants are exercisable at $0.45 per share for a period of two years.

Liquidity and Capital Resources
The Company is in the mineral exploration and development business and is exposed to many risks and uncertainties, which are inherent to the mining industry. Exploration and development of mineral properties is capital intensive. Companies in this business are subject to fluctuations in prices of commodities and currencies, market conditions, inflation, governmental regulations, and environmental factors, among other risks.

The Company currently has no sources of revenue and it relies primarily on equity financings to fund exploration and working capital activities.

The Company's working capital position as at March 31, 2004 was $1,167,067. The Company expects to meet on-going capital requirements through additional equity and/or debt financings, including flow-through funding to finance exploration programs on its Canadian mineral properties.

Pursuant to the Welbar property option agreements (Promise and Myrtle-Proserpine), the Company holds 200,000 shares of International Wayside Gold Mines Ltd., which the Company treats as marketable securities.

In December 2003 the Company entered into a private placement subscription agreement for 400,000 units of Jantri Resources Inc. (TSX-V:JNT), at $0.20 per unit for a total investment of $80,000. Each unit is comprised of one common share and one share purchase warrant, exercisable at $0.30 per share prior to January 9, 2005. Pursuant to the Caramelia option agreement, the Company was issued 100,000 Jantri shares in July 2003 and a further 200,000 Jantri shares in January 2004. The Company currently holds 700,000 Jantri shares, representing 15.4% of the issued and outstanding shares of Jantri. The Company intends to hold Jantri shares for long term investment purposes.

The Company has long term debt totaling $3,924,000 including: (1) a $1,250,000 loan repayable to Quest Capital Corporation on August 31, 2004, such repayment being extendable to February 28, 2005, at the borrowers' option, subject to payment of a bonus of 450,000 common shares and (2) a $2,674,682 loan repayable to Ocean Resources Capital Holdings Plc. in 2006.

Outstanding Share Data
On January 15, 2004, pursuant to an ordinary resolution of the Company's shareholders, the authorized share capital of the Company was increased from 60,000,000 common shares to 200,000,000 common shares.

The Company's share data as at March 31, 2004 is as follows:

	Exercise Price	Expiry Date	Number of Shares
Issued and Outstanding Shares as at March 31, 2004			43,356,368
Warrants Outstanding			
418,500	$0.30	April 2, 2004	
1,400,000	$0.30/Yr.1 $0.40/Yr. 2	October 9, 2005	
1,185,000	$0.30/Yr.1 $0.40/Yr. 2	October 29, 2005	
333,333	$0.40	November 14, 2004	
1,202,278	$0.45	January 5, 2005	
1,885,715	$0.45	January 5, 2005	
801,429	$0.45	January 5, 2005	
220,000	$0.45/Yr.1 $0.55/Yr.2	January 8, 2006	
619,200	$0.45	March 12, 2005	
400,012	$0.45	March 12, 2006	
5,714,285	$0.45	March 17, 2005	
14,179,752			14,179,752
Stock Options Outstanding			
350,000	$0.36	April 11, 2005	
145,000	$0.25	May 26, 2005	
60,000	$0.25	November 3, 2005	
100,000	$0.25	December 4, 2005	
735,000	$0.15	May 6, 2007	
980,000	$0.20	September 8, 2008	
2,370,000			2,370,000
			59,906,120

Outlook

In British Columbia the Company will continue to focus on advancing its Greenwood Gold Project to production. The Company's British Columbia 2004 exploration programs are underway with an estimated budget of $1.2 million.

In Manitoba, the Company and its joint venture partner, San Gold Resources Corporation will focus on extending and developing known high grade veins within the Bissett mine with a view to returning the mine to production. The Company plans on raising the necessary financing to complete its obligation of expending $1,000,000 on exploration of the San Gold properties, to earn its 50% interest in the San Gold properties. In addition to the planned diamond drilling on the San Gold #1, #2, and #3 deposits, geophysical surveys and drilling are planned for the previously untested 12 kilometres of mine horizon on the adjoining San Gold properties, which form part of the Rice Lake Joint Venture lands.

GOLD CITY INDUSTRIES LTD.
Consolidated Balance Sheets
(Prepared without audit)

		March 31, 2004		December 31, 2003
ASSETS				
Current Assets				
Cash and cash equivalents	$	1,183,311	$	1,794,613
Marketable securities		44,000		44,000
Accounts receivable		42,838		41,285
Prepaid expense		1,148		1,702
Current portion other assets		6,758		5,758
		1,278,055		1,887,358
Mineral Properties And Related Deferred				
Exploration		7,763,485		3,912,318
Capital Assets		46,876		28,791
Long-Term Investment		187,000		95,000
Other Assets		129,620		40,167
	$	9,405,036	$	5,963,634
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	110,988	$	181,905
		110,988		181,905
Long-Term Debt		3,924,682		2,591,361
Share Subscriptions		125,000		875,985
		4,160,670		3,649,251
SHAREHOLDERS' EQUITY				
Share Capital (Note 3)		14,239,038		10,725,291
Contributed Surplus (Note 3)		317,056		312,720
Broker Warrants		38,714		-
Deficit		(9,350,442)		(8,723,628)
		5,244,366		2,314,383
	$	9,405,036	$	5,963,634

On behalf of the Board of Directors

"Paul S. Cowley" PAUL S. COWLEY, Director

"Fred Sveinson" FREDERICK SVEINSON, Director

GOLD CITY INDUSTRIES LTD.
Consolidated Statements of Operation and Deficit
 (Prepared without audit)

Three Months Ended March 31	2004	2003
Administrative Expenses		
Audit, accounting and legal	143,552	13,613
Business development	8,831	-
Consulting and technical fees	17,789	7,550
Financing fees and interest	238,886	11,281
Unrealized loss on long-term debt	47,299	-
Foreign exchange loss	36,022	-
Office and general	82,673	31,260
Share transfer and regulatory fees	10,496	6,107
Depreciation	500	500
Investor relations and shareholder communications	31,567	7,500
Loss Before Other Expenses	617,615	77,811
Other Expenses (Recoveries)		
Interest and other income	(2,637)	(125)
Mineral property evaluation	7,500	7,820
Gain on sale of marketable securities	-	(8,501)
Stock-based compensation	4,336	4,739
	9,199	3,933
Loss For The Year	626,814	81,744
Deficit – beginning of period	8,723,628	6,396,317
Deficit – end of period	$ 9,350,442	$ 6,478,061
Basic and diluted loss per share	$ 0.02	$ 0.00
Weighted average shares outstanding	37,811,190	26,865,249

GOLD CITY INDUSTRIES LTD.

Consolidated Statements of Cash Flow
(Prepared without audit)

Three Months Ended March 31		2004		2003
Cash flows from operating activities				
Loss for the period	$	(626,814)	$	(81,744)
Add (deduct) items not involving cash				
Financing fees and interest		189,793		-
Unrealized loss on long-term debt		47,299		-
Foreign exchange loss		36,022		-
Gain on sale of marketable securities		-		(8,501)
Depreciation		500		500
Stock-based Compensation		4,336		4,739
		(348,864)		(85,006)
Net changes in non-cash working capital				
Accounts receivable		(1,553)		1,997
Prepaid expense		554		(1,308)
Accounts payable and accrued liabilities		(12,825)		(59,306)
		(362,688)		(143,623)
Cash flows from (used in) investing activities				
Proceeds from sale of marketable securities		-		64,501
Purchase of capital assets		(18,585)		(14,000)
Acquisition of mineral properties		(1,835,115)		(49,166)
Deferred exploration		(108,052)		(53,941)
Other assets		(90,453)		-
		(2,052,205)		(52,606)
Cash flows from (used in) financing activities				
Shares issued for cash		553,591		151,500
Shares subscriptions received		-		195,500
Long-term debt		1,250,000		-
		1,803,591		347,000
Net cash and cash equivalents provided (used) during the period		(611,302)		150,771
Cash and cash equivalents - beginning of period		1,794,613		9,382
Cash and cash equivalents - end of period	$	1,183,311	$	160,153

GOLD CITY INDUSTRIES LTD.

Statement of Mineral Properties and Deferred Exploration Expenditures
(Prepared without audit)

As at March 31, 2004

	Rock Creek & Old Nick	Domin Project	Caramelia	Rice Lake Gold Project	Sappho Project	Welbar Project	Greenwood Gold Project	Tommy Jack Project	Other	Total
Balance as at December 31, 2003	$ 513,393	$ 312,516	$ 740,066	$ 0	$ 88,387	$ 341,456	$ 1,784,127	$ 72,810	$ 59,563	$ 3,912,318
Assaying	-	-	-	-	-	-	145	5,275	-	5,420
Camp	-	-	-	-	-	-	3,884	-	131	4,015
Consultants – Geological	2,659	900	-	-	200	-	40,156	700	1,400	46,015
Consultants – Metallurgical	1,170	-	-	-	-	-	6,523	-	-	7,693
Consultants – Other	-	-	-	-	-	-	25,363	-	-	25,363
Equipment rental	-	-	-	-	-	-	3,996	-	286	4,282
Field	-	-	-	-	-	-	1,079	-	41	1,120
Other	959	-	-	-	-	-	6,974	-	157	8,090
Pre-Feasibility Study	1,050	-	-	-	-	-	-	-	-	1,050
Environmental	-	-	-	-	-	-	5,004	-	-	5,004
	5,838	900	-	-	200	-	93,125	5,975	2,015	108,052
Acquisition Expenditures	-	-	(92,000)	3,835,115	-	-			-	3,743,115
Properties written off	-	-	-	-	-	-	-	-	-	-
	-	-	(92,000)	3,835,115	-	-	-	-	-	3,851,167
Balance as at March 31, 2004	$ 512,073	293,616	628,696	3,835,115	85,546	379,792	830,457	46,535	119,351	7,763,485

GOLD CITY INDUSTRIES LTD.

Notes to Consolidated Financial Statements
For the Three Months Ended March 31, 2004
(Prepared without audit)

1. Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended December 31, 2003. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2003.

2. Stock-based Compensation

As at March 31, 2004, the Company has a share option plan. Consideration paid for shares on exercise of the share options is credited to share capital. Compensation costs of stock options granted under the plan have been estimated using an option-pricing model. During the three month period ended March 31, 2003, the Company did not grant any stock options and accordingly there is no stock-based compensation charge.

		Three Months Ended March 31	
		2004	**2003**
a)	average risk-free interest rate	3.2%	n/a
b)	expected life	5.0 years	n/a
c)	expected volatility	157%	n/a
d)	expected dividends	Nil	n/a

3. Share Capital

	Common Shares	**Amount**
Balance December 31, 2003	32,884,069	$ 10,725,291
Issued during the three months ended March 31, 2004		
For cash (net of issue expenses of $186,156)	4,484,336	1,383,361
For cash pursuant to exercise of warrants	2,500	750
For cash pursuant to exercise of option	40,000	6,750
For payment of accrued interest expense on long-term debt	104,934	78,701
For acquisition of 50% Harmony Gold (Canada) Inc.	5,840,529	2,044,185
Balance March 31, 2004	43,356,368	$ 14,239,038

With respect to the completion of certain private placements for cash, the Company issued broker warrants as part of the cost of completing the financings. The value of $138,714 has been attributed to these brokers warrants based on the Black Scholes pricing model.

4. Related Party Transactions

During the three-month period ended March 31, 2004, the Company incurred expenses of $74,545 (2003-$32,430) to directors, officers and companies controlled by directors for geological and administrative services. Accounts payable includes $28,091 (2003-$125,099) payable to directors, officers and companies controlled by directors or officers.

During 2003 and in March 2004, the Company entered into option agreements with Jantri Resources Inc. (Jantri) wherein Jantri acquired the right to earn an interest in certain of the Company's mineral properties by making cash payments and issuing shares to the Company and by incurring exploration expenditures on the properties.

Two of the Company's directors and officers are also directors of Jantri, with one of the directors also holding the office of president of Jantri. The Company as at April 9, 2004 holds approximately 15.4% of Jantri's issued and outstanding shares and as such is deemed to be an insider of Jantri, as that term is defined, by the British Columbia Securities Act.

5. Segmented Information

All of the Company's operations are in one industry, the exploration for precious metals. The Company's mineral properties and capital assets are all located in Canada.

6. Supplemental Cash Flow Information

Cash flows from financing activities

	2004	**2003**
Shares issued as interest payment	$ 78,701	$ -
Shares issued as finder's fees re financing	34,563	-
Shares issued for acquisition of 50% interest in Harmony Gold (Canada) Inc.	2,000,000	-
Shares issued as agency fee in connection with Harmony Gold (Canada) Inc. acquisition	44,185	-
Broker warrants issued in connection with financing	(38,714)	-
Shares subscribed for as bonus payment on long-term debt financing	125,000	-
	$ 2,243,735	$ -

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Frederick J. Sveinson

Frederick J. Sveinson
Director, President & Chief Executive Officer

/s/ Courtney A. Shearer

Courtney A. Shearer
Director and Chief Financial Officer

Date: June 28, 2004

DATED: JANUARY 30, 2003

OCEAN RESOURCES CAPITAL HOLDINGS LIMITED

and

GOLD CITY INDUSTRIES LTD.

GOLD LOAN INVESTMENT AGREEMENT

OCEAN RESOURCES CAPITAL HOLDINGS LIMITED

Ocean House
10/12 Little Trinity Lane
London
EC4V 2DH

Private and Confidential

30 January 2003

Gold City Industries Ltd.
#550 – 580 Hornby Street
Vancouver, B.C.

Attention: Fred Sveinson

Dear Sirs:

Investment Agreement

Ocean Resources Capital Holdings Limited ("ORCH") is pleased to confirm its intention to make an investment in Gold City Industries Ltd. ("the Company") on the terms set out in this letter.

1. Investment in the Company

1.1   ORCH will invest in the Company by way of subscription for a £2,400,000, 12% Secured Gold Loan (the "Loan").

1.2   Subscription for the Loan shall be satisfied by the issue by ORCH of 4,800,000 units ("Units"), each Unit consisting of one ordinary share ("the Shares") and one warrant (the "Warrants") in the capital of ORCH at the deemed price of £0.50 per Unit. Each Share will be credited as fully paid, and will rank pari passu in all respects with the issued and outstanding shares in ORCH. Each Warrant will entitle the holder thereof to acquire one additional Share together with one secondary warrant at any time during two years following issuance of the Units. The Warrants will not be detachable from the Shares prior to the exercise of the Warrants.

1.3   Subject to the provisions of section 1.11 below, interest at the said rate of 12% per annum shall be paid semi-annually on the last date of December and June of each year, commencing June 30, 2003. The Company irrevocably undertakes that upon receipt of the proceeds of a sale of all or any of the Units by the Company at any time, the Company will place in an escrow account on terms satisfactory to ORCH a sum equal to twenty-four per cent (24%) of the gross sale proceeds which funds standing to the credit of the escrow account shall be used solely for payment of interest on the Loan. The calculation and accrual of interest on the Loan shall commence on the date the Company realizes the first £288,000 from the sale of its Units (to place in escrow for the first year's interest).

2

1.4   Subject to the provisions of section 1.10, the Loan will be repaid by the Company delivering gold bullion at the value of US$315 per ounce (and the English pound equivalent as of the Closing Date having .9999 fineness and in good London delivery) or the equivalent market value of such gold (determined as the average of the closing bid and ask afternoon price for gold on the London Metal Exchange on the date of payment) as directed by ORCH.

1.5   The Loan will be for a term of three years, and will be due and payable on the third anniversary date (the "Maturity Date") of the date Units are issued and advanced to the Company hereunder (the "Closing Date").

1.6   In addition, as partial consideration for the Loan, the Company agrees to issue and deliver to ORCH 5,500,000 share purchase warrants (or such lesser number as approved by the TSX Venture Exchange, or as accepted by ORCH), each warrant entitling the holder to acquire one common share in the capital of the Company for a period of two years at the greater of (the "Warrant Price"): (i) $0.30 per share in the first year and $0.35 per share in the second year; or (ii) the market price of the Company's shares on the TSX Venture Exchange on the date of issuance of the warrants, for the first year (increasing by 15% in the second year).

1.7   The Loan may be prepaid at any time and from time to time without notice or penalty.

1.8   ORCH confirms to the Company that it is the intention of the board of ORCH to seek to have its shares traded on the Alternative Investment Market ("AIM") of The London Stock Exchange as soon as reasonably practicable. It is acknowledged by the Company that the allotment and issue of Shares in consideration for the issue of the Loan is not conditional upon such admission.

1.9   In the event the Company realizes net proceeds from the sale of its Units (the "Actual Receipts") of less than £2,160,000 then the Company will have the right to convert, to shares of the Company, that portion of the Loan equal to the difference between £2,400,000 and the Actual Receipts at a conversion price per share (the "Adjusted Conversion Rate") equal to the Warrant Price divided by the quotient calculated as the Actual Receipts divided by £2,400,000. For clarity, if the Company elects to convert as above, the Actual Receipts will remain repayable in gold bullion in accordance with section 1.4 above.

1.10   In the event the Actual Receipts are less than £1,680,000 then the Company will also have the right to convert the full amount of interest payable on the Loan, to shares of the Company, at the Adjusted Conversion Rate.

1.11   Notwithstanding Article 4.2, ORCH shall use its best efforts to convert the Company's 4,800,000 Units of ORCH to £2,400,000 in cash as expeditiously as possible.

1.12   If ORCH fails to gain admission to AIM by March 7, 2003 the transaction will terminate.

2.   Purpose

ORCH's investment is to be used for the purpose of the Company developing, mining and exploiting its gold property interests.

3. Availability

The subscription for the Loan shall be made when ORCH is satisfied that the conditions precedent set out in section 6 have been fulfilled or waived by ORCH .

4. Obligations of the Company

4.1   The Company agrees to make available such information with regard to the Company and its business, assets and investments as may reasonably be required by ORCH in connection with its application for admission to AIM.

4.2   The Company acknowledges that by accepting this offer and accepting the allotment of Units in exchange for the issue of the Loan, the Company will not be entitled to dispose of any of the Units issued to it either prior to or during a period of at least three months from the date ORCH gains admission to AIM without the prior consent of ORCH, or as part of the placing by ORCH during such period.

4.3   The Company agrees that until the Loan is repaid in full, it will not borrow any funds without the prior consent of ORCH, which consent will not be unreasonably withheld.

4.4   While any portion of the Loan is outstanding, the Company agrees that ORCH shall be entitled (but not obligated) to nominate either (i) one non-executive director to the board of the Company if Actual Receipts are less than £2,160,000; or (ii) up to two non-executive directors to the board of the Company if the Actual Receipts are equal to or greater than £2,160,000 (in either case the "ORCH Directors"); and undertakes to take all such steps as may be required to appoint and maintain in office the ORCH Directors unless and until they resign or are removed by ORCH, and in such circumstances the Company shall forthwith upon request by ORCH, appoint successor directors.

4.5   The Company shall ensure that the ORCH Directors receives due notice of all Board meetings of the Company together with full supporting board papers and other information necessary to enable the ORCH Directors to carry out their duties as directors.

4.6   The Company further undertakes that as a subscriber for Units in ORCH it will provide to ORCH and its advisers such information as may from time to time be required under any money laundering regulations to which ORCH which may from time to time be subject, whether in connection with the application for admission on AIM or otherwise.

4.7   As security for the due payment by the Company of the Secured Amount, the delivery of gold in payment thereof, and the due fulfilment of all covenants and obligations of the Company hereunder, the Company hereby agrees to grant to ORCH a first ranking security interest over all of the present assets of the Company, including gold production, and Company's mineral property interests. ORCH will be entitled to make such filings as may be necessary to document and register its security interest, including filings with the applicable mining authorities pertaining to the Company's mineral properties.

5. Warranties

5.1 The Company warrants and represents to ORCH as follows:

5.1.1 All information relating to the legal status and constitution of the Company, including details of its authorised and issued share capital, property interests, and its business and financial position supplied to ORCH or its advisers was when given and remains true and accurate.

5.1.2 The Company's Memorandum and Articles of Association, its audited and unaudited financial statements, and other documents supplied to ORCH are up to date, accurate and complete copies of the originals.

5.1.3 No receiver, manager or receiver and manager has been appointed over the whole or any part of the assets or undertaking of the Company and no such appointment has been threatened in writing within the preceding twelve months.

5.1.4 The Company is not insolvent nor has it stopped payment of its debts nor is the Company unable to pay its debts.

5.1.5 The Company is not engaged or involved in or threatened with:-

(a) any litigation, prosecution, arbitration or other legal proceedings (whether as plaintiff, defendant or third party), except for normal debt collection; or

(b) any proceedings or enquiries before any securities regulatory authority, tribunal, board of enquiry, commission or any other administrative body, whether judicial or quasi-judicial;

5.1.6 There is no judgment or order of a court against the Company, which has not been satisfied or discharged.

5.1.7 The Company has not committed any breach of or failed to perform or observe any provision of its Memorandum or Articles of Association or terms or conditions of any contract, consent or licence by which it carries on business.

5.1.8 The Company has not forward sold or otherwise agreed to the terms of sale of all of its gold production, and is not subject to any contract which would preclude it from delivering gold to ORCH on the terms herein contemplated.

5.1.9 The Company is not in breach of any of the listing rules, regulations or requirements of the TSX Venture Exchange.

5.2 No information relating to the Company of which ORCH or any of its advisers or associates has only constructive knowledge shall prejudice any claim made by ORCH under the Warranties or operate to reduce any amount recoverable.

5.3 Each of the warranties shall be separate and independent and, save as expressly provided, shall not be limited by reference to any other warranty or anything in this letter.

5

6. Conditions Precedent

6.1 ORCH's investment shall be available when:

(a) The Board of Directors of ORCH have approved the investment terms; and

(b) ORCH and its advisers are satisfied that all formalities necessary for the issue of the Loan to ORCH have been complied with.

6.2 The Company's issuance of the Loan is conditional upon receipt of TSX Venture Exchange approval.

7. Information and publicity

7.1 Each party shall disclose such information concerning it and any subsidiary or associated companies as may be required of the other to comply with the rules of any relevant stock exchange and any regulatory authority.

7.2 Any press release in relation to this transaction is to be agreed in advance between the Company and ORCH.

8. Transaction fees

Each party shall be responsible for the fees of its own legal and accountancy advisers in respect of this transaction.

9. Procedure for acceptance

This offer may be accepted by signing and returning to ORCH the Form of Acceptance enclosed herewith. When the Form of Acceptance is received and accepted by ORCH this letter together with the Schedules hereto and the Form of Acceptance shall form a binding agreement between the Company and ORCH.

Yours faithfully

OCEAN RESOURCES CAPITAL HOLDINGS LIMITED

Per:



JM Roberts

Director/Authorised Signatory

GRD
C

FORM OF ACCEPTANCE AND COMMITMENT

Ref:_____

From:

Gold City Industries Ltd.
550 – 580 Hornby Street
Vancouver, B.C.

Reference	ORCH/
Number of ORCH Shares	
Amount of Gold Loan in Company	

30 January 2003

Dear Sirs

Issue by Gold City Industries Ltd. of £2,400,000, 12% Secured Gold Loan (the "Loan") to Ocean Resources Capital Holdings Limited ("ORCH")

We hereby acknowledge receipt of your letter dated 30 January 2003 (the "Letter Agreement" as attached hereto) and confirm our agreement to grant to ORCH the Loan set out above in consideration for the allotment and issue to the Company by ORCH of the Units set out in, and on the terms and subject to the conditions set out or referred to in, the Letter Agreement. We expressly confirm our agreement in all respects to the terms of the Letter Agreement.

By accepting such commitment we:

    (a)   represent and warrant to ORCH that we have full authority and rights to issue the Loan to ORCH as herein provided including compliance with any stock exchange, company legislation or other regulatory requirements where appropriate; subject only to receipt of approval of the TSX Venture Exchange;

    (b)   confirm that we may lawfully acquire the Units;

    (c)   undertake that the Loan will (subject to the satisfaction of the conditions precedent listed in the Letter Agreement) be issued to ORCH or its agent free from all liens, charges and encumbrances and with all rights now and hereafter attached thereto;

    (d)   enclose herewith or irrevocably undertake to deliver to you by the Closing Date the following:

        (i)   a Board Resolution in terms reasonably acceptable to you authorising the allotment and issue of the Loan; and

7


(ii)   a copy of the approval letter of the TSX Venture Exchange to the terms of the Letter Agreement.


(e)   further undertake to only dispose of the Units acquired, pursuant to the terms of the Letter Agreement;

(f)   hereby authorise and request ORCH (subject to the conditions referred to in the Letter Agreement having been fulfilled), in accordance with the instructions given below, to deliver to us at our risk definitive certificates for the number of Units to which we are entitled.

We further warrant, acknowledge and agree that:

(a)   we are applying and subscribing for, the number of Units specified above upon and subject to the terms and conditions set out in the Letter Agreement, and the Memorandum and Articles of Association of ORCH and, without prejudice to the generality of the foregoing in accepting the commitment hereunder:


(i)   we have not relied on any other information given or any representations or statements made at any time by ORCH or any director, associate, employee, agent or adviser of ORCH; and

(ii)   we will, to the best of our ability, obtain prior to the Closing Date, all necessary regulatory consents, including that of the TSX Venture Exchange, and we have observed all formalities in all applicable jurisdictions to enable us to issue the Loan and to subscribe for the Shares and to enter into and comply with this Form of Acceptance; and the signatory of the Form of Acceptance is, and will continue to have, full authority to bind us to its terms;


(b)   we will negotiate the terms and conditions of a formal gold loan agreement, on the basis of the terms outlined above and in the Letter Agreement, to have such formal agreement executed as soon as possible. In the event a formal agreement is not reached, the terms of the Letter Agreement will continue to be binding;

(c)   time shall be of the essence as regards obligations pursuant to this Form of Acceptance;

(d)   both Gold City Industries Ltd. and ORCH will be liable as a principal in respect of their obligations and the terms and conditions of the Letter Agreement and this Form of Acceptance, and both will be governed by, and construed in accordance with, the laws of England and we agree to submit, for the benefit of ORCH to the exclusive jurisdiction of the English courts.

Yours faithfully,

SIGNATURE: _____*(signature)*_____ STATUS _President & CEO_

FULL NAME: _Frederick James Sveinson_

ON BEHALF OF: _Gold City Industries Ltd._

DELIVERY INSTRUCTIONS FOR UNITS
The registration details for and, if different, the person to whom you are requested to deliver the Units are as follows:

NAME _____

GOLD CITY INDUSTRIES LTD.
ADDRESS   550 - 580 Hornby Street
_____ Vancouver, BC V6C 3B6   _____

_____

POSTCODE _____

DELIVERY ADDRESS FOR CERTIFICATES (if different from the first-named above):

NAME

_____

ADDRESS

_____

POSTAL CODE _____

6. Conditions Precedent

6.1 ORCH's investment shall be available when:

(a) The Board of Directors of ORCH have approved the investment terms; and

(b) ORCH and its advisers are satisfied that all formalities necessary for the issue of the Loan to ORCH have been complied with.

6.2 The Company's issuance of the Loan is conditional upon receipt of TSX Venture Exchange approval.

7. Information and publicity

7.1 Each party shall disclose such information concerning it and any subsidiary or associated companies as may be required of the other to comply with the rules of any relevant stock exchange and any regulatory authority.

7.2 Any press release in relation to this transaction is to be agreed in advance between the Company and ORCH.

8. Transaction fees

Each party shall be responsible for the fees of its own legal and accountancy advisers in respect of this transaction.

9. Procedure for acceptance

This offer may be accepted by signing and returning to ORCH the Form of Acceptance enclosed herewith. When the Form of Acceptance is received and accepted by ORCH this letter together with the Schedules hereto and the Form of Acceptance shall form a binding agreement between the Company and ORCH.

Yours faithfully

OCEAN RESOURCES CAPITAL HOLDINGS LIMITED

Per:



JM Roberts

Director/Authorised Signatory

6

GRD

C

0207 332 2071

DEED OF VARIATION

This Deed is made the 13th day of August 2003

BETWEEN:

(1) **OCEAN RESOURCES CAPITAL HOLDINGS PLC** of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU ("ORCH"); and

(2) **GOLD CITY INDUSTRIES LIMITED** of #550-580 Hornby Street, Vancouver, BC ("Gold City")

WHEREAS

1. ORCH and Gold City entered into an investment agreement dated 30 January 2003 ("the Investment Agreement") whereby ORCH agreed to invest in Gold City by way of a £2,400,000 12% secured gold loan ("the Loan"), to be satisfied by the issue by ORCH to Gold City of 4,800,000 units consisting of one ordinary share of 1p each in the capital of ORCH ("Ordinary Share") and one warrant to subscribe for Ordinary Shares in ORCH ("the Units") at the deemed price of £0.50 per Unit;

2. ORCH agreed to use its best efforts to convert Gold City's 4,800,000 Units to £2,400,000 in cash as expeditiously as possible;

3. In furtherance of its obligations ORCH procured the Admission of the Ordinary Shares to the Alternative Investment Market of the London Stock Exchange with effect from [ ] 2003; and

4. Due to the price of the Ordinary Shares as traded on AIM Gold City has been unable to realise the desired value for the Units; and

5. It has therefore been agreed by the parties to amend the terms of the Investment Agreement as set out below.

NOW IT IS AGREED AS FOLLOWS:

1. ORCH will convert £1,440,000 of the outstanding Loan owed by Gold City to ORCH ("the Converted Loan") into common shares of Gold City in such number and at an issue price equal to the Adjusted Conversion Rate in accordance with the provisions of Paragraph 1.9. of the Investment Agreement, and at the time described in clause 9 of this Deed.

2. Following the conversion described in clause 1 above, the total amount of the Loan remaining outstanding shall be £960,000.

3. Interest shall be payable on the outstanding Loan at the rate of 12% per annum, accruing from the date of this Deed ("the Interest").

4. ~~[Interest shall be payable on the Converted Loan at the rate of ....]~~

5.   Paragraph 1.10 of the Investment Agreement shall be amended to provide that:

   5.1.   instead of converting the full amount of the Interest into common shares of Gold City, sixty per cent (60%) of the Interest payable shall be paid by the issue to ORCH of common shares in Gold City (the "Company Shares");

   5.2.   The Company Shares to be issued in accordance with clause 5.1 above shall be deemed to have an issue price equal to the greater of: (i) the Adjusted Conversion Rate, in accordance with the provisions of Paragraph 1.9 of the Investment Agreement or (ii) the current market price at the time of the interest payment; and

   5.3.   The remaining forty per cent (40%) of the Interest shall be paid in cash semi annually on the last day of January and July of each year, commencing January 31, 2004.

6.   Gold City shall not be obligated to place any of the Loan proceeds in an escrow account for the purpose of paying the cash portion of the Interest.

7.   ORCH is released from its obligation under clause 1.11 of the Investment Agreement to continue to use its best efforts to convert Gold City's 4,800,000 Units to £2,400,000 in cash as expeditiously as possible.

8.   For the purpose of determining the Canadian Dollar equivalent of the amount of the Loan and the issue price of the Company Shares, the parties agree that the value will be established on the day that the ORCH Shares are sold, and if they are sold on different days, by taking a weighted average of the sales, with reference to the Federal Reserve Bank of New York Foreign Exchange – 12.00 Noon Buying Rates in respect of the Loan and with reference to the closing price of Gold City's common shares as traded on the TSX Venture Exchange, less the maximum allowable discount as provided for in Exchange Policies, in respect of the Company Shares.

9.   Gold City shall cause the Shares to be issued and delivered in accordance with ORCH's instructions, no later than five (5) business days after the transaction contemplated herein has received final acceptance from the TSX Venture Exchange.

10.   The parties acknowledge that the Investment Agreement, as varied by this Amendment and the transactions contemplated thereunder, remain subject to acceptance by the TSX Venture Exchange.

11.   The Investment Agreement is incorporated by reference into the terms of this Deed.

12.   The parties acknowledge and confirm that the Investment Agreement remains in good standing and is in full force and effect as of the date hereof, except as varied by this Deed.

13.   This Deed shall be governed by and construed in accordance with English law.

IN WITNESS whereof this Deed has been executed on the date first above written

Executed as a Deed by   )
OCEAN RESOURCES CAPITAL   )
HOLDINGS PLC   )
acting by :   )



            Director

            Director/Secretary

Executed as a Deed by   )
GOLD CITY INDUSTRIES LIMITED   )
acting by :   )



            Director

            Director/Secretary

INVESTOR RELATIONS AGREEMENT

THIS AGREEMENT made as of the 8th Day of September, 2003.

BETWEEN:

> **GOLD CITY INDUSTRIES LTD.,** a body corporate incorporated in the Province of British Columbia (Hereinafter referred to as the "Corporation")

> OF THE FIRST PART

- And -

> **MARKETSMART COMMUNICATIONS INC.,** a body corporate incorporated in the Province of British Columbia (Hereinafter referred to as the "Consultant")

> OF THE SECOND PART

WHEREAS the securities of the Corporation are publicly traded on The TSX Venture Exchange (the "Exchange") under the trading symbol "GC";

AND WHEREAS the Consultant provides investor relations services to publicly traded corporations;

AND WHEREAS the Corporation wishes to engage the services of the Consultant;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the covenants and agreements herein contained, the parties hereto do hereby warrant and agree as follows:

1. The Consultant shall provide the following services to the Corporation:

   a) Design, plan and execute jointly with the Corporation, a comprehensive investor relations program;

   b) Introduce the Corporation to financial institutions and private investors;

   c) Update investors with regular information, including, without limitation, quarterly reports, annual reports, news releases, brokerage reports and other similar or related materials, by way of telephone, facsimile transmission, E-mail and mail;

   d) As required by the Corporation, arrange and organize investor relations presentations at financial institutions and brokerage firms;

   e) Utilize media and brokerage reports to enhance the profile of the Corporation;

1

f) Provide feedback information to the Corporation from the investment community at large;

g) Suggest informational content of the Corporation's World Wide Web page if necessary;

h) Maintain new information levels on the Corporation performance so as to properly inform investors;

i) Provide such support and advice as from time to time may be required, considered necessary or advisable by the Corporation relating directly to the Investor Relations function;

j) Seek and procure support from brokerage houses, research companies and the media at large;

k) Showcase the merits of the Corporation to retail brokers utilizing mass marketing tools;

l) Build a broad-based investor network by utilizing the Internet, newsletters and investor groups;

m) Enhance the corporate image of the Corporation through the creation of news releases and corporate packages and provide professional critique of corporate packets and corporate information and prepare new corporate material if necessary for distribution to investors;

n) Provide a facility whereby investors, brokers and other interested parties can receive corporate information and communicate;

o) Assist in the development of relationships with brokerage or investment banking houses for the procurement of additional funding through equity and debt offerings; and

p) Prepare the Corporation for institutional following through advising company of share structure, corporate image and other necessary changes at the right time to effectively attract institutional following.

The strategy and program tools to be used by the Consultant shall include, without limitation, those itemized in Schedule A attached hereto.

2. The services to be performed by the Consultant pursuant to this Agreement shall be performed by Maria Da Silva or such other person as may be approved by the Corporation to the best of her/his ability and expertise.

3. The Consultant shall report to the CFO of the Corporation, or in his absence, the President and CEO, who shall have the authority to give such notice, approvals and directions as may be given by the Corporation under this Agreement, or such other representatives as may be designated by the President of the Corporation.

4. All materials, information and data of any kind whatsoever developed, collected or otherwise obtained by the Consultant in the performance of the work, including photographs, slides,

designs, evaluations, drawings, notes, reports, improvements and inventions shall be and remain the property of the Corporation, unless otherwise approved by the President of the Corporation.

5. During the term of this Agreement and thereafter, the Consultant shall not, without the prior written consent of the Corporation, use the material, information and data described in section 4 of this Agreement except in the performance of the services or disclose such material, information and data to third parties.

6. During the term of this Agreement and thereafter, the Consultant shall not at any time make any false or misleading representations, statements, or declarations that could in any way prejudice, harm or embarrass the Corporation, the officers, directors or shareholders of the Corporation.

7. The Consultant shall comply with all general directions given by the Corporation with respect to implementation of the terms and conditions of this Agreement and with all applicable securities laws and policies including those of the TSX Venture Exchange.

8. Notwithstanding anything contained herein, the Consultant shall, in the performance of the services be, at all times, an independent contractor and the services shall be carried on by the Consultant under its own supervision and at its own risk.

9. Subject to the terms hereof, this Agreement will have a term of six (6) months from the date hereof and the contract is renewable for a further six (6) months by mutual agreement of the parties hereto. Notwithstanding the foregoing, this Agreement may also be terminated by either party hereto on thirty (30) days written notice given in advance.

10. Subject to regulatory approval:

    a) Fees for services rendered pursuant to this Agreement shall be $5,000 per month. The Corporation shall pay the Consultant on or before the first business day of each month during the term hereof subject to earlier termination thereof pursuant to paragraph 9. For the purposes of this Agreement, "business day" shall mean a day, which is not Saturday or Sunday, or a legal holiday in the City of Vancouver, British Columbia.

    b) The Consultant shall be responsible for all expenses incurred by the Consultant in the performance of the services under this Agreement, including travel expenses except for any expenses, which the Corporation has approved in writing in advance. The Corporation shall reimburse the Consultant within thirty (30) days of an expense account being approved by the Corporation.

11. This Agreement shall not preclude the Consultant from making subsequent similar agreements with other companies, provided that such agreements are made subject to the Consultant's prior contractual commitments under this Agreement and that such agreements shall not adversely affect the Consultant's performance of its obligations hereunder.

12. This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective legal personal representatives, successors and assigns. However, being in the nature of a personal service contract on the part of the Consultant, this Agreement shall not be assignable

by the Consultant, nor shall the Consultant sub-contract the performance of any of its obligations under this Agreement, nor shall the obligations of the Consultant under this Agreement be performed by another, without the prior written consent of Corporation.

13. This Agreement is subject to, and the rights of the parties shall be governed by, the laws of the Province of British Columbia, and the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

14. Time shall be of the essence herein.

15. Any notice to be given by either party to the other hereunder shall be sufficient if in writing and sent by fax, registered or certified mail, return receipt requested or such address as either party may have given to the other in writing.

If to the Corporation:	**Gold City Industries Ltd.** **Attention: Mr. Courtney Shearer, CFO** 550, 580 Hornby Street, Vancouver, B.C. V6C 3B6
If to the Consultant:	**MarketSmart Communications Inc.** **Attention: Ms. Maria Da Silva, President** 1496 West 72nd Avenue Vancouver, B.C. V6P 3C8

16. In the event that notice is given by mail, it shall be deemed to have been received five (5) business days after deposit at the registration wicket of any post office and on the date of actual receipt in the event of a facsimile or E-mail transmission.

17. Any amendments to this Agreement must be in writing and signed by both parties.

18. The waiver by either party of any default by the other party under this Agreement shall not operate as a waiver of any future default, whether of a like or different nature.

19. Should any provision of this Agreement or its consideration be or become illegal or unenforceable, it or they shall be considered separate and severable from this Agreement and its conditions.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS Agreement on the date and year first above written.

GOLD CITY INDUSTRIES LTD.

Per:

Frederick J. Sveinson
President and CEO

MARKETSMART COMMUNICATIONS INC.

Per:

Maria Da Silva
President

SCHEDULE "A"

I.   STRATEGY

Proper and consistent communication is a key to tapping today's capital markets. This program will be designed to target both a broad investor audience as well as specific strategic and financial networks in the investment community by means of:

Attracting new investors by initiating a lead-generation campaign utilizing the Internet, newsletters, telemarketing, and other forms of advertising;

Increasing market activity by liaising with current market makers and establishing additional market making groups;

Generating brokerage support through telemarketing to firms, and following up through various forms of communication to familiarize those firms with the attractiveness and investment potential of the Corporation;

Garnering newsletter support from the newsletters and presenting the Corporation at seminars and investment conferences as required.

II.   PROGRAM TOOLS

Mailing Packet – Review, update and/or rework to ensure it communicates effectively with a broad investor audience.

Newsletters / Brokerage Reports - Contact writers and analysts that would be most interested in following the stock. Write articles for them to reference, reprint or publish. Generate a significant media kit for them to pull from.

Corporate Reporting - Assist the Corporation's management in the preparation, editing and distribution of news releases and other corporate literature such as annual and quarterly reports to shareholders.

Advertising - Prepare and place ad copy as required to generate investor leads.

Corporate Profile – Review and distribute a one to one and a half page document highlighting the Corporation's history, management backgrounds, financial performance and investment merits.

Internet - A direct e-mail program will be initiated and maintained utilizing MarketSmart's extensive investor and investment advisor databanks.

Media – When appropriate, editors and writers will be contacted to begin coverage of the company in their newspapers. Any coverage will be added to the corporate packet and Internet distribution efforts.

Telemarketing - Continued coverage on the phones will ensure communication lines are open to the investment community. Conference calls will be arranged with major shareholders, large brokers and investors to facilitate larger buy tickets.

Gold City Industries Ltd.
Suite 550 – 580 Hornby Street, Vancouver, BC V6C 3B6
telephone: (604) 682-7677 fax: (604) 642-6577
email: info@gold-city.net Website: www.gold-city.net

January 8, 2004

Mr. Hugh Wynne
San Gold Resources Corporation
Lot 1, Block 12
Bissett, Manitoba
R0E 0J0

Dear Mr. Wynne:

Letter of Intent

By way of this letter, we wish to set out the various agreements made between Gold City and San Gold Resources, with respect to an intended Joint Venture which will acquire all of the issued shares of Harmony Gold Canada ("HGC") from Harmony Gold Mining Co. Ltd. ("HarmonySA"), fund the rehabilitation of the main asset of HGC, being the Bissett Gold Mine, and conduct future exploration and development on San Gold's mineral properties that are contiguous to the Harmony Mining Lease on which the Bissett Gold Mine is located (the "San Gold Project"). This letter will form the basis on which a definitive Joint Venture Agreement (the "JV") will be negotiated, and it describes certain of the terms and conditions, which will be included in the JV.

1) San Gold's contribution to the Joint Venture will be the letter of intent (and all rights which flow therefrom) dated November 19, 2003 and entered into with HarmonySA in respect of the acquisition of HGC, and the San Gold Project. Gold City wishes to fund and own 50% of HGC and fund and own 50% of the existing San Gold Project, and in consideration of San Gold's contribution to the Joint Venture and in recognition of the monies San Gold has spent to date, agrees to raise $2,000,000 (half of which will be flow through and half non flow through), which will be allocated for exploration on the San Gold Project.

2) Gold City proposes that it be the Operator for the rehabilitation, development and ongoing operation of the Bissett Gold Mine and any mining properties connected therewith, and San Gold will be the Operator for any exploration program required as part of the rehabilitation and development of the Bissett Gold Mine, and for exploration on the San Gold Project. Each Company would have representation on the management committee to determine the best strategy for operations and exploration.

3) Gold City proposes it participate in San Gold's current private placement (by which San Gold is offering 4,000,000 units @ $0.40 per unit comprised of one flow-through share and one non flow through share plus one warrant exercisable to purchase one additional share at $0.39 per share for a period of two years. Gold City proposes to invest up to $800,000 in this private placement.

4) In addition (but only if funds are not otherwise available to San Gold from unallocated working capital on closing of the private placement) Gold City proposes to loan funds of up to $250,000 (or such other amount which may be agreed upon), which may be used by San Gold to pay out and secure a release of the existing obligation by San Gold to Hunter-Dickinson, and a discharge of the BCSC Supreme Court Action commenced by Hunter Dickinson against San Gold in respect of such loan. Funds shall be advanced by Gold City to San Gold on the following terms:

- 6 month loan, thereafter on demand;
- convertible at Gold City's option into San Gold shares @ the closing market price on January 8th less maximum allowable discount;
- Gold City shall receive an equal amount of warrants exercisable to purchase San Gold shares at the above price + 15%, for 18 months from the date of conversion;
- Should San Gold not require the loan, Gold City will receive a break fee of 100,000 San Gold warrants exercisable to purchase San Gold shares at the above price, for 18 months from January 8, 2004.

5) Gold City would also require a Right of First Refusal from San Gold in the event San Gold shareholders receive an offer from a third party to purchase securities which would result in a change of control or the creation of a control block (more than 20% of San Gold's voting shares), or an offer to purchase any of its assets, including any of San Gold's assets that are not part of the joint venture.

6) Gold City proposes Harris Partners Limited of Toronto, Ontario, coordinate financing the purchase of HGC, and the subsequent project financing for both companies so as to avoid duplication of efforts, confusion in the marketplace and to economize on expenses. In addition, Harris Partners would advise on value creation opportunities such as monetization of the tax pools related to the Bissett Gold Mine.

7) The transaction contemplated herein is subject, among other things, to the following occurring on or before _____ (the "Closing Date"):

a) Regulatory approval from those organizations having jurisdiction over the affairs of Gold City and San Gold, including the TSX Venture Exchange;
b) Shareholder Approval, if deemed necessary for either party;
c) HarmonySA giving its consent to Gold City's participation in the acquisition of HDC in the manner contemplated herein.

8) In the event the Joint Venture is not able to complete the acquisition of HDC, and Gold City has acquired San Gold securities, Gold City reserves the option to require San Gold to purchase such shares at Gold City's purchase price.

9) The parties agree not to disclose to any party, without having the express consent and understanding of the other that these discussions are ongoing, except as may be required by law, government regulation, or the rules of the TSX Venture Exchange.

The intent of this letter is not to create legal relations or give rise to binding obligations, other than the obligation to utilize our respective and reasonable business efforts to negotiate the JV based on the principals described in this letter. Neither party shall be liable or responsible to the other for any failure to successfully negotiate or execute the JV or any other document or agreement necessary to complete the transactions contemplated herein.

Please indicate your acceptance of this letter by signing where indicated below.

Yours truly,

GOLD CITY INDUSTRIES LTD

Per: _____

Fred Sveinson
President & CEO

Accepted January ___9___ 2004 on behalf of **SAN GOLD RESOURCES CORPORATION by**



Hugh Wynne
President & CEO

Gold City Industries Ltd.
Suite 550 – 580 Hornby Street, Vancouver, BC V6C 3B6
telephone: (604) 682-7677 fax: (604) 642-6577
email: info@gold-city.net Website: www.gold-city.net

January 19, 2004

Mr. Hugh Wynne
San Gold Resources Corporation
Lot 1, Block 12
Bissett, Manitoba R0E 0J0

Dear Mr. Wynne:

Amendment Number 1 to the Letter of Intent Dated January 8, 2004
This Amendment is dated January 19, 2004

By way of this letter, we wish to amend certain terms and conditions of the Letter of Intent dated January 8, 2004 between Gold City Industries Ltd. ("Gold City") and San Gold Resources Corporation ("San Gold").

As requested by San Gold, Gold City agrees it will not invest in San Gold's current private placement of 4,000,000 units, as the private placement is over-subscribed. In lieu of the investment by Gold City, which was also intended to provide a backstop guarantee to San Gold to ensure its Private Placement was fully subscribed for, we confirm our agreement to the following:

1. Notwithstanding that the aforesaid private placement has been fully subscribed for, San Gold will require a further $250,000 to pay out and secure a release of the existing obligation of San Gold to Hunter-Dickinson, and a discharge of the BCSC Supreme Court Action commenced by Hunter-Dickinson against San Gold in respect of such obligation. These funds shall be advanced by Gold City to San Gold substantially on the terms proposed by Harris Partners in their letter of December 19, 2003, as follows:

   - 6 month loan, thereafter on demand;
   - convertible at Gold city's option, at anytime during the term of the loan and as long thereafter as the principal and accrued interest, if any, remains unpaid, into San Gold shares at $0.20 per share;
   - Gold City shall receive an equal number of warrants exercisable to purchase San Gold shares, at an exercise price of $0.25 per share, for eighteen months from the date of conversion.

2. The deemed contribution by San Gold to the Joint Venture, shall be reduced from $2,000,000 to $1,000,000; to acquire and own 50% of HGC and the San Gold

Project, Gold City's initial funding obligation will be reduced accordingly, from $2,000,000 to $1,000,000, which will be raised by way of private placement (half of which is expected to be flow-through and half non-flow-through). All such monies raised by Gold City including the non-flow-through portion will be allocated for exploration on the San Gold Project.

3. All of San Gold's mining properties located within an 80 kilometre (50 mile) area of influence from the boundary of mineral properties that comprise the existing San Gold Project, and any new properties that may be acquired by either party within this same area of influence shall form part of the property of the Joint Venture;

4. The Letter of Intent of January 8, 2004, as varied by this Amendment, remains subject to acceptance for filing by the TSX Venture Exchange.

Notwithstanding any of the terms and conditions described in this Amendment, the parties hereby agree that the Letter of Intent of January 8, 2004 continues to remain in full force and effect.

Yours truly,
GOLD CITY INDUSTRIES LTD.



Per: _____
Fred Sveinson, P.Eng.
President and CEO

Accepted January  19, 2004 on behalf of SAN GOLD RESOURCES CORPORATION
by

_____
Hugh Wynne
President & CEO

JOINT VENTURE
OPERATING AGREEMENT

BETWEEN

GOLD CITY INDUSTRIES LTD.

AND

SAN GOLD RESOURCES CORPORATION

AND

RICE LAKE JOINT VENTURE INC.

JOINT VENTURE OPERATING AGREEMENT

THIS AGREEMENT is dated for reference March _____ 2004,

BETWEEN:

GOLD CITY INDUSTRIES LTD., a company incorporated under the laws of British Columbia and having an office at Suite 550 – 580 Hornby Street, Vancouver , BC, V6C 3B6

("**Gold City**" or a "**Participant**")

OF THE FIRST PART

AND:

SAN GOLD RESOURCES CORPORATION, a company incorporated under the laws of Manitoba and having an office at Lot 1, Block 12, Bissett, Manitoba

("**San Gold**" or a "**Participant**")

OF THE SECOND PART

AND:

RICE LAKE JOINT VENTURE INC., a company incorporated under the laws of Canada and having an office at •

(the "**Joint Venture Company**")

OF THE THIRD PART

WHEREAS:

A.   San Gold is the beneficial and recorded owner of a 100% interest in the mineral claims located in south-eastern Manitoba near the town of Bissett, which are described in Schedule "A" attached hereto (the "**San Gold Properties**").

B.   Pursuant to a letter of intent dated January 8, 2004 as amended January 19, 2004 (collectively, the "**Letter of Intent**"), it was proposed that San Gold grant to Gold City an option to purchase (the "**Option**") a 50% undivided interest in the San Gold Properties, in consideration for which Gold City agreed to incur Exploration Expenditures on the San Gold Properties of at least ONE MILLION ($1,000,000) DOLLARS.

C.   Shares in the capital of the Joint Venture Company are held of record and beneficially owned as follows:

- San Gold – fifty percent; and
- Gold City – fifty percent.

D.   The Joint Venture Company has entered into a Share Purchase Agreement dated February 20, 2004 whereby it will purchase from Harmony Gold Mining Company all of the issued and outstanding shares in the capital of its Canadian subsidiary, Harmony Gold (Canada) Inc. (**"Harmony Canada"**).

E.   The assets of Harmony Canada include, among other things, the Bissett Mine located in Bissett, Manitoba, government permits and environmental licenses pertaining to the operation of the Bissett Mine, a 428.48 hectare mineral lease, ML – 063 on which the Bissett Mine is located, Olive Claim #W49565, and the patent mining claims and real property titles listed on Schedule "B" hereto (collectively, the **"Bissett Mine"**).

F.   The Letter of Intent also provides that San Gold and Gold City will enter into a Joint Venture to be carried on through the Joint Venture Company and is for the purpose of: (i) managing the aforesaid Exploration Expenditures (as defined herein), (ii) financing and conducting further Exploration, and if warranted, Development work on the San Gold Properties, on the Mineral Lease, and on other mineral claims or leases that the Joint Venture Company or either Participant may own or may acquire, either jointly or separately, within an Area of Influence (defined herein) that surrounds the Bissett Mine, and (iii) financing, rehabilitating, developing and returning the Bissett Mine to production.

G.   The terms for the conduct and operation of the Joint Venture, are hereinafter described and set forth.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, the Parties each agree as follows:

1.   DEFINITIONS AND INTERPRETATION

1.1   Definitions

In this Agreement:

(a)   "Accounting Procedure" means the procedures set forth out in Schedule "C";

(b)   "Affiliate" means any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, is controlled by, or is under common control with, a Participant. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(c) "Agreement" means this Joint Venture Operating Agreement, including all amendments, modifications, and schedules;

(d) "Area of Influence" means the area that is within 80 kilometres from the boundaries of those mineral claims which comprise the "San Gold Project", as described in Schedule "D" which is attached hereto;

(e) "Budget" means a detailed estimate of all Expenditures to be incurred with respect to any Program of Exploration or Development planned for any of the Joint Venture Assets, as adopted by the Management Committee;

(f) "Development" means all Operations and activities undertaken in connection with Mining Operations and the removal, handling, milling, processing and recovery of Minerals as a result of such Operations, and includes all construction and installation activities necessary to rehabilitate the Bissett Mine and return it to production, and any other improvement made in connection therewith;

(g) "Expenditures" means all costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred or deemed incurred;

(h) "Exploration" means activities that will be directed toward determining the existence, location, quantity, quality and commercial value of Minerals and mineable ore reserves;

(i) "Exploration Expenditures" means all Expenditures relating to or arising from Exploration, but not including any of the purchase or acquisition costs incurred by either of the Participants in respect of the Joint Venture Assets;

(j) "Explorations Manager" means the Participant appointed under Section 6.6 to manage the Exploration by the Joint Venture Company;

(k) "General Manager" means the individual hired or appointed under Section 6.•;

(l) "Joint Venture Assets" means all tangible and intangible goods, chattels, improvements or other items including, without limiting generality, the Bissett Mine, the San Gold Properties, and other mineral claims or leases that the Joint Venture Company or either Participant may own or may acquire, either jointly or separately, within an Area of Influence (defined herein) that surrounds the Bissett Mine;

(m) "Joint Venture" means the joint venture created by the Participants pursuant to this Agreement and to be carried on through the Joint Venture Company;

(n) "Management Committee" means the committee established under Section 6.1;

(o) "Mine Manager" means the Participant appointed under Section 6.7 to manage the Operations of the Joint Venture Company;

(p) "Minerals" means •;

(q) "Mining" means the mining, extracting, producing, handling, milling or other processing of Product;

(r) "Operations" means the Exploration and Development activities carried out under this Agreement;

(s) "Product" means all ore, minerals and mineral resources mined, extracted, or otherwise produced from any of the Joint Venture Assets under this Agreement;

(t) "Program" means a description in reasonable detail of Exploration and/or Development Operations to be conducted and objectives to be accomplished by the Joint Venture Company in respect of any of the Joint Venture Assets, as adopted by the Management Committee;

(u) "Transfer" means to sell, grant, assign, encumber, pledge or otherwise commit or dispose of any interest in any of the Joint Venture Assets owned by either Participant or the Joint Venture Company.

1.2   **Definitions**

For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) "this Agreement" means this Joint Venture Operating Agreement, together with all Schedules attached hereto and any other document that is incorporated herein by specific reference thereto;

(b) any reference in this Agreement to a designated "Section", "Subsection", "paragraph", or other subdivision refers to the designated section, subsection, paragraph, or other subdivision of this Agreement;

(c) the words "herein" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement;

(d) the word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e) any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(f) any reference to "party" or "parties" means any of Gold City, San Gold or the Joint Venture Company, or all of them, as the context requires;

(g) the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement;

(h) words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa; and

(i) all references to currency refer to Canadian dollars.

1.3 Schedules

The following are the Schedules to this Agreement, and the information described therein is incorporated into this Agreement by reference:

Schedule A	San Gold Properties Description
Schedule B	Bissett Mine Assets
Schedule C	Accounting Procedures
Schedule D	Area of Influence
Schedule E	Form of Shareholders Agreement
Schedule F	Form of San Gold Agreement
Schedule G	Form of Bissett Agreement
Schedule H	Dispute Resolution

Wherever any term or condition, expressed or implied, in any of the Schedules conflicts or is at variance with any term or conditions of this Agreement, the terms or conditions of this Agreement will prevail.

2. REPRESENTATIONS AND WARRANTIES

2.1 Mutual Representations and Warranties of the Participants

Each Participant represents and warrants to the other that:

(a) it has the capacity and authority to enter into and perform this Agreement and all transactions contemplated under this Agreement and that all necessary corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(b) it is unaware of any material fact or circumstances which have not been disclosed in this Agreement, which should be disclosed to the other Participant in order to prevent the representations in this Section from being materially misleading;

(c) it will not breach its constating documents or any other agreement or arrangement by entering into or performing this Agreement; and

(d) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms

3. OPTION AGREEMENT

3.1 San Gold and Gold City will enter into a definitive agreement setting out all of the terms of the Option, which terms will be substantially similar to those set out in the Letter of Intent. Such option agreement will require Gold City to contribute $1,000,000.00 in Expenditures relating to the Joint Venture that are approved by the Management Committee or $1,000,000.00 in other consideration approved by the Management Committee, in order to earn a fifty-percent (50%) interest in the San Gold Properties.

4. THE VENTURE

4.1 Name

The Joint Venture shall operate under the name "Rice Lake Joint Venture Inc.".

4.2 Shareholders Agreement

The parties hereto will enter into a unanimous shareholders agreement in the form attached hereto as Schedule "E", which agreement will govern the rights of the Participants with respect to the shares they hold in the Joint Venture Company.

4.3   **Ownership of Assets and Properties**

(a)   As of the date hereof, the San Gold Properties is owned by San Gold. San Gold and the Joint Venture Company will enter into an agreement in the form attached hereto as Schedule "F" whereby the Joint Venture Company will be entitled to carry on the Joint Venture activities on the San Gold Properties.

(b)   As of the date hereof, the Bissett Mine is owned by Harmony Canada. Harmony Canada and the Joint Venture Company will enter into an agreement in the form attached hereto as Schedule "G" whereby the Joint Venture Company will be entitled to carry on the Joint Venture activities at the Bissett Mine.

4.4   **Joint Venture Activities**

This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants, or either of them, shall accomplish such purposes:

       (a)   to conduct Exploration Programs on the Joint Venture Assets;

       (b)   to rehabilitate, develop, and return to production the Bissett Mine;

       (c)   to finance ongoing Development and Mining Operations;

       (d)   to engage in marketing Products;

       (e)   to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

4.4   **Joint Venture Income**

The net profit of the Joint Venture from the sale of any Product will be earned by the Joint Venture Company and distributed to the Participants in accordance with their respective shareholdings in the Joint Venture Company and in accordance with the terms of the Shareholders Agreement.

5.   **RELATIONSHIP OF THE PARTICIPANTS**

5.1   **No Partnership**

Nothing contained in this Agreement shall be deemed to render any party hereto the partner of any other, nor, except as otherwise herein expressly provided, to render any party hereto the agent or legal representative of any other, nor to create any fiduciary relationship between any of them. It is not the intention of the parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. No party shall have any authority to act for or to assume any obligation or responsibility on behalf of any other party, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the parties shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein. Each party shall indemnify, defend and hold harmless the other Participant, its directors, officers, employees, agents and attorneys from and against any and all losses, claims, damages and liabilities arising out of any act or any assumption of liability by the indemnifying Participant, or any of its directors, officers, employees, agents and attorneys done or undertaken, or apparently done or undertaken, on behalf of the other Participants, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Participants.

5.2   Other Business Opportunities

Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and receive full benefits from other business activities, whether or not competitive with the Operations, without consulting the other. No Participant shall have any obligation to the others with respect to any opportunity to acquire any property outside the Area of Influence at any time, or within the Area of Influence after the termination of this Agreement. Unless otherwise agreed to in writing, no Participant shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Participant's share of Products in any facility owned or controlled by such Participant.

5.4   Implied Covenants

There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

6.   MANAGEMENT COMMITTEE

6.1   Organization and Composition

The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. Unless otherwise determined by the board of directors of the Joint Venture Company, the Management Committee shall consist of the board of directors of the Joint Venture Company.

6.2   Decisions

Each member of the Management Committee shall have one vote on the Management Committee. The Management Committee shall, from time to time, agree upon a and appoint a member of the Management Committee to serve Chairman.

6.3   Meetings

The Management Committee shall hold regular meetings at a mutually agreed location. The Chairman of the Management Committee shall give 15 days' notice to the Participants of such regular meetings. Additionally, any Participant may call a special meeting upon 30 days' notice to the Chairman and the other Participants. In case of emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if four members of the members of the Management Committee are present, provided that such quorum must include all of the San Gold and Gold City representatives. Each notice of a meeting shall include an itemized agenda prepared by the Chairman in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered with the consent of the Participants. The Management Committee shall appoint an individual to serve as Recording Secretary and the Recording Secretary shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within 15 days after the meeting. The minutes, when signed by the Participants, shall be the official record of the decisions made by the Management Committee and shall be binding on the Participants and the Joint Venture Company.

6.4   Action Without Meeting

In lieu of meetings, subject to compliance with the notice requirements set forth in Section 6.3, the Management Committee may hold telephone conferences, so long as all decisions are immediately confirmed in writing by the Participants.

6.5   Matters Requiring Approval

Except as otherwise expressly delegated to the General Manager, the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

6.6   Explorations Manager

The Management Committee will be responsible for hiring or appointing an Exploration Manager for the Joint Venture Company, who will oversee and manage all matters in connection with any Exploration Operations to be carried on by the Joint Venture pursuant to this Agreement.

6.7   Mine Manager

The Management Committee will be responsible for hiring or appointing a Mine Manager for the Joint Venture Company, who will oversee and manage all matters in connection with any Development Operations to be carried on by the Joint Venture pursuant to this Agreement.

6.8   General Manager

The Management Committee will be responsible for hiring or appointing a General Manager for the Joint Venture Company, who will oversee and manage all matters in connection with any Exploration Operations and Development Operations to be carried on by the Joint Venture pursuant to this Agreement and will report to the Management Committee.

7. PROGRAMS AND BUDGETS

7.1 Operations Pursuant to Programs and Budgets

Except as otherwise provided herein, Operations shall be conducted, expenses shall be incurred, and Joint Venture Assets shall be acquired only pursuant to approved Programs and Budgets.

7.2 Presentation of Programs and Budgets

The General Manager will be responsible for preparing Programs and Budgets for the Joint Venture Assets and Budgets shall be prepared by for a minimum period of one year or any longer period as determined by the Management Committee. Each Program and Budget for the Joint Venture Assets, regardless of length, shall be reviewed and approved by the Management Committee. During the period encompassed by any Program and Budget, and at least three months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the General Manager and submitted to the Participants.

7.3 Review and Approval of Proposed Programs and Budgets

Within 15 days after submission of a proposed Program and Budget, each Participant shall submit to the Management Committee:

(a)   notice that the Participant approves the proposed Program and Budget; or

(b)   proposed modifications of the proposed Program and Budget; or

(c)   notice that the Participant rejects the proposed Program and Budget.

If a Participant falls to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by the Participant of the General Manager's proposed Program and Budget.

7.4 Deadlock on Proposed Programs and Budgets

If the Participants, acting through the Management Committee, fail to approve a Budget by the beginning of each fiscal year of the Joint Venture Company and a Program and Budget for the Joint Venture Assets by the beginning of the period to which the proposed Program and Budget applies, the provisions of Subsections •, • and • shall apply.

7.5 Budget Overruns; Program Changes

The General Manager shall immediately notify the Management Committee of any material departure from a Program and Budget for the Joint Venture Assets.

7.6 Emergency or Unexpected Expenditures

In case of emergency, the General Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Joint Venture Assets or to comply with law or government regulation. The General Manager may also make reasonable Expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care. The General Manager shall promptly notify the Participants of the emergency or unexpected Expenditure.

8. WITHDRAWAL AND TERMINATION

8.1 Termination by Expiration or Agreement

This Agreement will be terminated by mutual agreement between the Participants.

8.2 Non-Competition Covenants

A Participant, its successor or Affiliate, other than •, its successor or Affiliate, that withdraws pursuant to Subsection •, or is deemed to have withdrawn pursuant to Subsection • or •, shall not directly or indirectly acquire any interest in property within the Area of Interest for 36 months after the effective date of withdrawal. If such a withdrawing Participant, its successor or Affiliate, breaches this Subsection •, such Participant, its successor or Affiliate shall be obligated to offer to convey to the non-withdrawing Participant, without cost, any such property or interest so acquired pro rata in accordance with their shareholdings in the Joint Venture Company. Such offer shall be made in writing and can be accepted by the non-withdrawing Participants at any time within 45 days after it is received by such non-withdrawing Participants.

8.3 Right to Data After Termination

After termination of this Agreement pursuant to Subsection • or •, each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or any withdrawal.

8.4   **Continuing Authority**

On termination of this Agreement under Subsection • or • the General Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to: (a) wind up Operations (either of the Joint Venture or the Joint Venture Assets) and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of operations prior to such termination or withdrawal. The General Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Joint Venture, mortgage the Joint Venture Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

9.   **DISPUTES**

9.1   **Arbitration of Disputes**

All disputes under this Agreement ("Disputes") shall be determined in accordance with Schedule "H", which sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of Schedule "H" shall be final and binding upon the parties to this Agreement, and there shall be no appeal therefrom, including, without limitation, any appeal to a court of law on a question of law, a question of fact, or a question of mixed fact and law.

10.   **CONFIDENTIALITY**

10.1   **General**

The financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the Participants and, except as provided in Subsection •, shall not be disclosed to any third party or the public without the prior written consent of the other Participants, which consent shall not be unreasonably withheld.

10.2   **Exceptions**

The consent required by Subsection • shall not apply to a disclosure:

(a)   to an Affiliate, consultant, contractor or subcontractor that has a *bona fide* need to be informed;

(b)   to any third party to whom the disclosing Participant contemplates a Transfer of all or any part of its interest in or to this Agreement or the Joint Venture Assets;

(c)   to a governmental agency or to the public which the disclosing Participant believes in good faith is required by pertinent law or regulation or the rules of any stock exchange; or

(d)   to an investment dealer, broker, bank or similar financial institution, in confidence if required as part of a due diligence investigation by such financial institution in connection with a financing required by a Participant or its shareholders or Affiliates to meet, in part, its obligations under this Agreement.

In any case to which this Subsection • is applicable, the disclosing Participant shall give notice to the other Participants concurrently with the making of such disclosure. As to any disclosure pursuant to paragraph •, •, or •, only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Participants are obligated under this Section •.

10.3   **Duration of Confidentiality**

The provisions of this Section • shall apply during the term of this Agreement and for two years following termination of this Agreement pursuant to Subsection • or •, and shall continue to apply to any Participant who withdraws, who is deemed to have withdrawn, or who Transfers its shares in the Joint Venture Company, for two years following the date of such occurrence.

11.   **GENERAL PROVISIONS**

11.1   **Notices**

All notices, payments and other required communications ("Notices") to the Participants shall be in writing, and shall be addressed to the parties as follows or at such other address as the parties may specify from time to time:

(a)   to GOLD CITY INDUSTRIES LTD.:

at the address specified on the front page of this Agreement
Attention: Fred J. Sveinson
Telephone: 604 – 682 - 7677
Facsimile: 604 – 642 – 6577
E Mail: info@gold-city.net

(b)   to SAN GOLD RESOURCES CORPORATION:

at the address specified on the front page of this Agreement
Attention: Hugh Wynne
Telephone: (204) 277-5500
Facsimile: (204) 277-5576

Notices must be delivered, sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, or mailed by pre-paid post and addressed to the party to which notice is to be given. If notice is sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy or is delivered, it will be deemed to have been given and received at the time of transmission or delivery. If notice is mailed, it will be deemed to have been received ten business days following the date of the mailing of the notice. If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy or will be delivered.

11.2   Waiver

The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

11.3   Modification

No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants.

11.4   Force Majeure

Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the participant to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of national, provincial, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participants of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension the obligations of the Participants to advance funds pursuant to Subsection • shall be reduced to levels consistent with Operations.

11.5   Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of Manitoba and the laws of Canada application in Manitoba, and all Operations of the Joint Venture will be carried out in compliance with the applicable laws of Manitoba and Canada.

11.7   Further Assurances

Each of the Participants agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

11.8   Entire Agreement; Successors and Assigns

This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof, including but not limited to the Letter of Intent. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Participants. In the event of any conflict between this Agreement and any Schedule attached hereto, the terms of this Agreement shall be controlling.

11.8   Counterparts

This Agreement may be signed in counterparts, by facsimile or otherwise, and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

**[REMAINDER OF PAGE BLANK.
SIGNATURE PAGE TO FOLLOW.]**

GOLD CITY INDUSTRIES LTD.

Per: _____
     Name:
     Title:

**SAN GOLD RESOURCES
CORPORATION**

Per: _____
     Name:
     Title:

RICE LAKE JOINT VENTURE INC.

Per: _____
     Name:
     Title:

Per: _____
     Name:
     Title:

SCHEDULE A
SAN GOLD PROPERTIES DESCRIPTION

Claim No.	Name	Area (hectares)	Expiration Date (Midnight)
W43271	Bill	20	2006/11/20
W43272	Bill #1 Fraction	17	2006/11/20
W43273	Bill #2	12	2006/11/20
W43274	Bill #3 Fraction	15	2006/11/21
W43554	Bill #9	21	2006/07/05
W43555	Bill #10	21	2006/07/05
W43556	Bill #11	18	2006/07/05
W50618	Bill #22	66	2006/04/05
W50628	Bill #23	99	2006/02/28
W44496	Nupic #1 Fraction	17	2005/03/30
W44497	Nupic #2 Fraction	15	2006/03/30
W44498	Nupic #3	17	2006/03/30
W44499	Nupic #4	9	2006/03/30
W44500	Nupic #5	9	2006/03/30
W44501	Nupic #6	16	2006/03/30
W44502	Nupic #7	19	2006/03/30
W44509	Nupic #14	19	2006/04/13
W44512	Nupic #17 Fraction	7	2006/04/13
W44513	Nupic #18	9	2006/04/13
W44514	Nupic #19	17	2006/04/13
W44515	Nupic #20	17	2006/04/13
W48245	Karen	80	2006/01/28
W48247	Zorro	17	2006/11/22
W48116	Alix	121	2006/04/04
W49440	Jade*	219	2006/05/24
W49441	Jade #2*	195	2006/05/24
W50355	Jade #1*	222	2006/06/01
MB1846	Jade #3*	16	2006/09/11
MB1847	Jade #4*	16	2006/09/11
W48796	Bissett*	240	2006/12/14
W48765	Bissett #1*	64	2006/12/14
W49484	Bissett #3 Fraction*	15	2006/04/12
CB11704	Rice #4*	31	2006/06/24
W46385	Rice #5*	17	2006/06/24
W48797	Rice #45*	126	2006/04/01
W53314	San #1*	137	2006/10/17
W53846	San #2*	192	2006/03/11
W53847	San #3*	192	2006/03/11
W53803	San #4*	240	2006/03/11
MB2101	Bub #1	128	2004/01/21

MB2102	Bub #2	128	2004/01/21
MB2103	Bub #3	192	2004/01/21
MB2104	Bub #4	128	2004/01/21
MB2105	Bub #5	192	2004/01/21
MB2106	Bub #6	192	2004/01/21
W52840	Flash	205	2006/05/31
Total Hectares		3765	

SCHEDULE B
BISSETT MINE ASSETS

Claim Name	Title Number (WLTO)
San Antonio	Title No. 1581260
Scarabe West Scarabe Annex Deluxe Mite FL. Ross Fr. (N200)	Title No. 1581263
Rachel	Title No. 1581257
Island Fr.	Title No. 1581261
Gold Cup No. 2 Fr.	Title No. 1581256
Emma	Title No. 1581258
Gabrielle Cartwright	Title No. 1581262
Ross Fr.	
Annex	Title No. 1581265
Goldfield otherwise known as Goldcup Big Four Fr.	Title No. 1581266
Jumping Cat	Title No. 1581259
	Title No. 1595122
	Title No. 1595124

SCHEDULE "C"
ACCOUNTING PROCEDURE

The financial and accounting procedures to be followed by the General Manager and the Participants under the Agreement are set forth below. References in this Accounting Procedure to subsections and paragraphs are to those located in this Accounting Procedure unless it is expressly stated that they are references to the Agreement.

1.   GENERAL PROVISIONS

1.1   General Accounting Records

The General Manager will be responsible for ensuring that detailed and comprehensive cost accounting records are maintained for the Joint Venture Company, including general ledgers, supporting and subsidiary journals, invoices, checks and other customary documentation, sufficient to provide a record of revenues and Expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

1.2   Bank Accounts

The General Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all cash receipts for the Joint Venture.

SCHEDULE D
AREA OF INTEREST

That area with:

1. a length from the east shore of Lake Winnipeg to the Ontario border in length; and

2. a width from one (1) mile north of the Wanipigow River and south to the north side of the Manigotagan River.

SCHEDULE "E"
FORM OF SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT made as of the 1st day of March, 2004,

BETWEEN:

> **GOLD CITY INDUSTRIES LTD.,** a company incorporated under the laws of British Columbia and having an office at Suite 550 – 580 Hornby Street, Vancouver , BC, V6C 3B6
>
> ("Gold City")
>
> - and –
>
> **SAN GOLD RESOURCES CORPORATION,** a company incorporated under the laws of Manitoba and having an office at Lot 1, Block 12, Bissett, Manitoba
>
> ("San Gold")
>
> - and -
>
> **RICE LAKE JOINT VENTURE INC.,** a company incorporated under the laws of Canada and having an office at •
>
> (the "Corporation")

RECITALS:

A. The authorized capital of the Corporation consists of an unlimited number of • shares, of which • of such •shares are issued and outstanding.

B. Gold City is the registered and beneficial owner of • shares in the capital of the Corporation.

C. San Gold is the registered and beneficial owner of • shares in the capital of the Corporation.

D. Gold City and San Gold wish to establish their respective rights and obligations in respect of the shares of the Corporation now or hereafter owned by them, respectively, in respect of the management and control of each of the Corporation and in respect of the other matters set forth in this Agreement.

E. It is the intention of each of the parties that this agreement constitute a unanimous shareholder agreement with respect to the Corporation.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), it is hereby agreed as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1   Definitions

Where used in this Agreement, unless there is something in the context or the subject matter inconsistent therewith, the following terms shall have the following meanings, respectively:

(a)   "affiliate" and "subsidiary" shall have the respective meanings ascribed to such terms in *The Securities Act* (Manitoba) as it exists on the date hereof;

(b)   "Agreement' means this agreement and any instrument supplemental hereto and the expressions "Article", "section", "subsection" and "clause" followed by a number and/or a letter mean and refer to the specified Article, section, subsection or clause of this Agreement;

(c)   "Business Day" means any day other than a Saturday or a Sunday or a statutory or civic holiday in Manitoba;

(d)   "change of control" of a person at any time means the acquisition of control of such person at such time by a person who, immediately prior to such time, did not control such first mentioned person;

(e)   "Companies" means San Gold, Gold City, and the Corporation and "Company" means anyone of San Gold, Gold City, and the Corporation;

(f)   "control" of any company by any person or persons shall be deemed to exist if such company would be deemed to be controlled by such person or persons under *The Securities Act* (Manitoba), as it exists on the date hereof, and "controlled" has a corresponding meaning;

(g)   "person" includes an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, a joint venture, an unincorporated organization and every other legal or business entity whatsoever;

(h)   "Shares" means common shares in the capital of the Corporation as constituted at the date hereof, any other securities into which such common shares may be converted, exchanged, reclassified, redesignated, subdivided, consolidated or otherwise changed from time to time, any securities of any successor corporation to or corporation continuing from the Corporation that such common shares or other securities may be changed into or become as a result of any amalgamation, continuance, merger, consolidation, plan of arrangement or reorganization, statutory or otherwise, and any securities received as a stock dividend or other distribution on or in respect of such common shares or other securities;

(i)   "Shareholders" means both San Gold and Gold City, and "Shareholder" shall mean either San Gold or Gold City;

(j)   "transfer" of a Share includes any sale, exchange, transfer, assignment, gift, pledge, encumbrance, hypothecation, alienation or other transaction, whether voluntary, involuntary or by operation of law, by which the legal or beneficial ownership of, or any security interest or other interest in the Share, passes from one person to another, or to the same person in a different capacity, whether or not for value, and any change of control of the legal or beneficial owner of the Share or any person that controls, directly or indirectly, in any manner whatsoever, such legal or beneficial owner of the Share, other than an involuntary change of control resulting from the transmission of securities from a deceased or incompetent Shareholder to his estate or legal personal representative for so long as the securities continue to be held by the estate or such legal personal representative, and "to transfer", "transferred" and similar expressions shall have corresponding meanings; and

(k)   "voting security" shall have the meaning ascribed thereto in *The Securities Act* (Manitoba), as it exists on the date hereof, and also means any security carrying the right to convert such security into, exchange such security for, or entitling the holder to subscribe for, a voting security or into or for any such convertible or exchangeable security or security carrying a subscription right.

ARTICLE 2

DIRECTORS, OFFICERS AND ONGOING AFFAIRS OF THE CORPORATION

2.1   Management of the Corporation and Exercise of Voting Rights

Subject as hereinafter provided, the Shareholders agree to exercise any and all voting rights attaching to the Shares owned by them and to otherwise exercise their influence so that at all times while this Agreement is in effect:

(a)   the board of directors of the Corporation shall consist of five (5) directors, each of whom shall be a resident of Canada;

(b)   at all times while San Gold or Gold City owns voting securities, each such Shareholder shall be entitled to nominate for election to the board of directors of the Corporation from time to time two (2) directors;

(c)   the fifth director shall be an individual who is acceptable to both San Gold and Gold City;

(d)   the officers of the Corporation shall be such person as may be appointed by the board of directors of the Corporation from time to time;

2.2 Initial Nominees

The initial nominees to the board of directors of the Corporation shall be:

Name	Nominee Of
Hugh Wynn	San Gold
Dale Ginn	San Gold
Fred Sveinson	Gold City
Courtney Shearer	Gold City

2.3 Notice of Changes

Either Shareholder may give notice to the other Shareholder that such Shareholder giving such notice wishes to change one or, subject to the requirements of subsection 2.1(b), both of its nominees to the board of directors of the Corporation, or to fill a vacancy in the board of directors resulting from the death, resignation, retirement, disqualification or other removal of one of its nominees to such board of directors. Upon the receipt of any such notice, the other Shareholder shall forthwith execute such consent resolutions or other documents and take all such other action as the Shareholder giving such notice may reasonably consider necessary to give effect to the change, election or appointment in question.

2.4 Special Approvals

In addition to any other approval that may be required at law or pursuant to the articles, by laws or resolutions of the Corporation, unless otherwise expressly agreed in writing by the Shareholders, neither Shareholder take any of the following actions without the prior written consent of the other Shareholder:

(a)   the issuance of any Shares in the capital of the Company or any securities, warrants, options or rights convertible into, exchangeable for, or carrying the right to subscribe for, Shares in the capital of the Company;

(b)   the redemption or purchase for cancellation of any Shares in the capital of the Company, other than any purchase of Shares in accordance with this Agreement;

[(c)   the transfer by the Company of any right, title or interest in may now or hereafter have in or to any Shares in the capital of any other Company;]

(d)   the conversion, exchange, reclassification, redesignation, subdivision, consolidation or other change of or to any Shares in the capital of the Company;

(e)   the amalgamation, continuance, merger, consolidation or reorganization of the Company, or the approval or effecting of any plan of arrangement, in each case, whether statutory or otherwise;

(f)   the winding up or dissolution of the Company.

2.5   Agreement to Act

Each of the Shareholders covenants and agrees to execute and deliver, or cause to be executed and delivered, all such instruments and other documents, and to exercise or cause to be exercised their influence and any and all voting rights attaching to the Shares held by each of them, respectively, from time to time and to do or cause to be done all such other acts and things in order that all provisions of this Agreement, shall be fully and effectively carried out, implemented and given effect to in accordance with the terms hereof, including, without limitation, consenting to, approving, or otherwise giving effect to all such changes to the article, by laws, resolutions and other documents governing the Companies as maybe necessary or desirable to accurately reflect and give effect to the provisions of this Agreement.

ARTICLE 3
DISPUTE RESOLUTION

3.1   Deadlock

All disputes under this Agreement ("Disputes") shall be determined in accordance with Schedule "H" of the Joint Venture Operating Agreement, which sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of Schedule "H" shall be final and binding upon the parties to this Agreement, and there shall be no appeal therefrom, including, without limitation, any appeal to a court of law on a question of law, a question of fact, or a question of mixed fact and law.

ARTICLE 4

RIGHTS OF FIRST REFUSAL

4.1   Delivery of Sale Notice

In the event that either Shareholder (the "Offeror") is prepared to enter into a binding agreement of purchase and sale to convey the Shares owned by it to any third party, the Offeror shall first deliver a copy of such agreement (an "Offer") with notice in writing of its desire to sell its Shares (the "Sales Notice") to the other Shareholder (the "Offeree") whereby the Offeror offers to sell as such Shares (the "Offered Shares") to the Offeree for the respective price per Share, payable in cash on closing, set out in the Offer and on and subject to the other terms and conditions (including closing arrangements) therein set out (such price, terms and conditions being hereinafter collectively referred to as the "Sale Terms"). The Offeree shall have the right, exercisable by giving notice (an "Acceptance Notice") to the Offeror within 30 Business Days after its receipt of the Offer (the "Acceptance Period") to purchase all, but not less than all, of the Offered Shares offered to it in accordance with the Sale Terms. In the event that no Acceptance Notice is received from an Offeree within the Acceptance Period, the offer to such Offeree shall be deemed to have been refused.

4.2　Sale Notices Irrevocable

The delivery by an Offeror of a Sale Notice shall be irrevocable and, upon delivery by an Offeree of an Acceptance Notice, the Offeror shall be bound to sell, and the Offeree shall be bound to purchase, the relevant Offered Shares in accordance with the Sale Terms and the provisions of this Article 4.

4.3　Sales to Third Parties

If, following the completion of the procedure stipulated in section 4.1, the Offered Shares remain unaccepted by the Offeree, the Offeror may sell the Offered Shares to any person (a "Third Party") at a price not less than the price set forth in the Sale Notice and on terms not more favourable to the Third Party than the Sale Terms. If no such sale is completed by the Offeror within 30 days following the expiration of the 30 Business Day period referred to in section 4.1, the Offeror shall be required, before transferring any Shares, again to offer such Shares in the manner provided in section 4.1 and such process shall be repeated so often as any party to this Agreement desires to transfer any Shares pursuant to this Article 4.

ARTICLE 5

RESTRICTIONS ON TRANSFER AND LEGEND ON SHARE CERTIFICATES

5.1　Restrictions on Transfer

Except as specifically provided in this Agreement, no Shareholder shall transfer any of its right, title or interest in or to any Shares now or hereafter owned of record or beneficially by him without the express prior written consent of the other Shareholder first being obtained.

5.2　Legend

All certificates representing Shares shall bear the following legend:

"The shares represented by this certificate are subject to the provisions of a unanimous shareholder agreement made as of the • day of •, 200•, which contains restrictions on the right to transfer, pledge, vote and otherwise deal with such shares, a copy of which agreement is available for inspection from the Secretary of the Company. Notice of such restrictions and the other provisions of such agreement is hereby given."

5.3　Companies to Enforce

None of the Companies shall accept for registration in its relevant books of record any transfer of Shares not made in accordance with the provisions of this Agreement.

5.4   Certain Transfers Ineffective

Any transfer of Shares attempted to be made other than in accordance with the provisions of this Agreement shall be void and of no effect.

ARTICLE 6

MISCELLANEOUS

6.1   Unanimous Shareholder Agreement

Each of the parties hereby acknowledges and agrees that this Agreement is intended to operate and be construed as a unanimous shareholder agreement within the meaning of the *Canada Business Corporations Act.*

6.2   Acknowledgment by the Companies

Each of the Companies by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents to this Agreement and covenants with each of the other parties that it will at all times during the continuance of this Agreement give or cause to be given such notices, execute or cause to be executed such deeds, transfers and documents, and do or cause to be done all such acts, matters and things as may from time to time be necessary or conductive to the carrying out of the terms and intent of this Agreement.

6.3   Notices

Any notice or other document required or permitted to be given to any party hereunder shall be validly given if delivered personally (including by courier service) or mailed by prepaid registered mail, return receipt requested, or sent by facsimile transmittal addressed to the addressee thereof at the following respective addresses:

(a)   if to San Gold at:

Box 70
Bissett, Manitoba
R0E 0J0

(b)   if to Gold City at:

Suite 550 – 580 Hornby Street,
Vancouver, BC
V6C 3B6

(c)   if to the Corporation at:

      Box 70
      Bissett, Manitoba
      R0E 0J0

Any notice or other document so mailed shall be deemed to have been received by and given to the addressee on the 3rd Business Day following the date of mailing; if delivered shall be deemed to have been received by and given to the addressee on the date of delivery and if given by facsimile transmittal shall be deemed to have been received by and given to the addressee on the next Business Day following the day of sending. Any party may at any time give notice in writing to the others of any change of address for these purpose. In the event of actual or threatened postal interruption in Canada, no such notice shall be deemed to have been received until it has in fact been received by the party for whom it is intended.

6.4   Termination

Upon any of the Shareholders ceasing, by virtue of the operation of this Agreement, to be the beneficial owner of Shares, all rights and obligations of such former Shareholder arising under this Agreement shall at an end, except such rights and other obligations as such person may, at the time of ceasing to be a beneficial owner of Shares, have become entitled to enforce or become liable for, as the case may be, and subject as aforesaid, on ceasing to be the beneficial owner of Shares, any such person shall cease to be regarded as a party to this Agreement. This Agreement (other than such rights and obligations as the Shareholders have become entitled to enforce or become liable for) shall terminate and be of no further force and effect upon there being only one Shareholder.

6.5   Statutes

Unless otherwise indicated, all references in this Agreement to statutes means such statute as amended, re enacted or replaced from time to time, and includes all regulations promulgated thereunder.

6.6   Rules of Interpretation

Words importing the singular number shall include the plural and vice versa and words importing the use of any gender shall include all genders. Headings used in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement for any other purpose including, without limitation, its interpretation. Expression such as "hereof", "hereunder" and "hereby" shall be construed as referring to the entire Agreement and not only to the particular Article, section, subsection or clause in which they appear. In determining beneficial ownership by a person, such person shall be considered as having a beneficial ownership interest in the assets of any company controlled, directly or indirectly, by such person.

6.7   Governing Law

This Agreement shall be construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein and each of the parties hereby irrevocably attorns to the non exclusive jurisdiction of the courts of such province.

6.8 Successor and Assigns

Except as otherwise provided herein, neither this Agreement nor any of the rights of any Company hereunder may be assigned without the prior written of the other Companies. Except as may otherwise be provided herein, all of the terms and provisions of this Agreement shall be binding upon and shall ensure to the benefit of the parties hereto and their respective heirs, executors, administrators, other personal representatives, successor and permitted assigns.

6.9 Severability

The invalidity or unenforceability of any provision or part of any provisions of this Agreement shall not affect the validity or enforceability of any other provision or part thereof, and any such invalid or unenforceable provision or part thereof shall deemed to be separate, severable and distinct, and no provision or part thereof shall be deemed dependent upon any other provision or part thereof unless expressly provided for herein.

6.10 Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first above written.

GOLD CITY INDUSTRIES LTD.

Per: _____
Name:
Title:

SAN GOLD RESOURCES CORPORATION

Per: _____
Name:
Title:

RICE LAKE JOINT VENTURE INC.

Per: _____

Name:

Title:

SCHEDULE "F"
FORM OF SAN GOLD AGREEMENT

In a form to be mutally agreed upon.

SCHEDULE "G"
FORM OF BISSETT AGREEMENT

In a form to be mutally agreed upon.

SCHEDULE "H"
DISPUTE RESOLUTION

1. Definition of Deadlock

This Schedule shall apply in any case where:

(a)   a matter relating to the affairs of the Joint Venture Company has been considered by a meeting of the Participants of the Joint Venture Company; and

(b)   no resolution has been carried at such meeting of the Participants of the Joint Venture Company in relation to the matter by reason of an equality of votes for and against the proposal for dealing with it, and;

(c)   such matter is not resolved within 28 days from the date of such meeting.

Any such case is hereinafter referred to as a "Deadlock".

2. Circulation of Position Statement

In any case of Deadlock, each of the Participants shall, within 28 days of such Deadlock having arisen or become apparent, cause its nominees on the board of directors of the Joint Venture Company to prepare and circulate to the other Participants and other directors a memorandum of other form of statement setting out its position on the matter in dispute and its reasons for adopting such position. Each such memorandum or statement shall be considered by the president of each of San Gold and Gold City then holding office who shall respectively use their reasonable endeavours to resolve such dispute. If they agree upon a resolution or disposition of the matter, they shall jointly execute a statement setting forth the terms of such resolution or disposition and the Participants shall exercise the voting rights and other powers of control available to them in relation to the Joint Venture Company to procure that such resolution or disposition is fully and promptly carried into effect.

3. Resolution by Arbitration

If a resolution or disposition is not agreed in accordance with the provisions of Clause 3.2 within 42 days after (i) delivery of the later of the two Participants' memoranda or statements delivered pursuant thereto or (ii) (if earlier) the expiry of 28 days commencing on the day the Deadlock arose or became apparent or (iii) within such longer period as the Participants may agree in writing then where it is considered appropriate by any Participant the dispute shall be referred for determination to a panel of three (3) arbitrators to be chosen as follows:

(a)   each Participant shall nominate one (1) arbitrator within fourteen (14) days of any Participant referring the dispute to arbitration;

(b)   the two arbitrators chosen shall select a third arbitrator; and

(c)   if the two nominated arbitrators cannot agree upon the third arbitrator within fourteen (14) days of the last one being nominated then the two arbitrators shall apply to the Court of Queen's Bench of Manitoba for the appointment of the third arbitrator;

provided that if a Participant does not nominate an arbitrator within the time specified by paragraph (a) above, the dispute shall be determined by a sole arbitrator who shall be the person nominated by the other Participant.

4.   Deadlock Re: Day to Day Affairs

If the Deadlock relates to the day-to-day affairs of the Joint Venture Company, the parties shall, pending resolution of the Deadlock, implement the decision recommended by San Gold. Should the decision of the arbitrators differ from the decision implemented by the parties at San Gold's direction, Gold City shall be entitled to claim compensation for any damages sustained by it as a result of the Joint Venture Company having implemented the decision recommended by San Gold, same to be determined by the arbitrators.

5.   Information to be Provided

The Participants and the Joint Venture Company shall supply the arbitrators with any information which the arbitrators may reasonably request in connection with the arbitrators' determination.

6.   Decision Binding

The arbitrators shall give due weight to any written representations put forward by either Participant received by the arbitrators within such time limit as the arbitrators may determine but the arbitrators need not give any reasons for the arbitrator's decision. The arbitrator's written determination shall be final and binding on the Participants.

7.   Best Interest of Joint Venture Company

The arbitrators shall determine what course of action in all the circumstances it would be appropriate for the Joint Venture Company to take in its best interests. In reaching their determination the arbitrators shall, so far as possible, balance the interests of each Participant fairly but the arbitrator shall not put the interests of either Participant before those of the Joint Venture Company.

8.   Actions to be Taken

In giving their decision the arbitrators shall be entitled to specify any matters which the arbitrators consider, in the arbitrators' absolute discretion, should be implemented or otherwise transacted in order to give commercial efficacy to the arbitrators' determination.

9. **Implementation of Decision**

Forthwith upon receiving the arbitrators' determination the Participants shall exercise their powers in relation to the Joint Venture Company to ensure that the Joint Venture Company complies with the arbitrators' determination and any directions contained therein.

10. **Fees and Expenses**

The fees and expenses of the arbitrators shall be paid by the Participants in equal shares unless the arbitrators determine that the conduct of either Participant is such that it should bear a greater share or all of such fees and expenses.

QUEST CAPITAL CORP.

Suite 300, 570 Granville Street Vancouver, BC V6C 3P1
Telephone: (604) 689-1428 Facsimile: (604) 681-4692

DRAFT

TERM SHEET FOR CREDIT FACILITY
Dated: February 4, 2004

The following sets out possible terms whereby Quest Capital Corp. may provide a credit facility to San Gold Resources Corporation and Gold City Industries Ltd. This Term Sheet has been prepared for discussion purposed only and, except for the paragraph below relating to legal fees and expenses, is not intended to be legally binding or to impose any obligation to negotiate a definitive agreement. Nothing herein shall impose any obligation on Quest to make any advances.

BORROWER'S:	San Gold Resources Corporation and Gold City Industries Ltd. (the "Borrower")
LENDER:	Quest Capital Corp. or its assignee ("Quest" or the "Lender"))
PRINCIPAL AMOUNT:	Cdn. $2,500,000
FACILITY:	Secured Bridge Loan (the "Loan")

USE OF PROCEEDS:

The Borrower's will use the proceeds of the Loan for the following:
1. as to $2,500,000 for the acquisition of certain the Bissett Mine in Manitoba Canada from Harmony Gold (Canada) Inc. ("Harmony");
and for no other purpose without the prior written consent of the Lender.

CLOSING:

Closing to occur upon the satisfaction or waiver of the conditions precedent set forth below, expected to occur on or about February 17, 2004.

TERM:

The Loan shall be due and payable in full on or before August 31, 2004. The Borrower's may repay the Loan at any time prior to maturity, without notice or penalty.

SECURITY:

1. Promissory note in the principal amount of the Loan;
2. General Security Agreement under which the Borrower's will grant a first security interest in favour of the Lender over all of the Borrower's present and after-acquired personal property;
3. Fixed and floating charge debenture under which the Borrower's will grant a fixed charge on the assets to be acquired from Harmony and a floating charge over the remaining assets of the Borrower's;
4. Joint and several guarantees of the Borrower's;
5. Environmental Indemnity Agreement from the Borrower's;
6. Such other security documents, solicitors opinions, resolutions, certificates, approvals and other documents as may be required by the Lender.

The Borrower's acknowledges and agrees that it shall continue to be liable for the obligations of the Loan, despite any action or inaction on the part of the lender in selling or disposing of the pledged security. The Lender may grant extensions or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower's and with other parties, guarantors, indemnitors or securities as the Lender may see fit without prejudice to the rights of the Lender in respect of the Security.

INTEREST:

12% (twelve percent) per annum, compounded monthly (effective rate of 12.68%), payable monthly on the last business day of each month.

BONUS: In connection with the Loan to be provided by Quest and in consideration for entering into this Term Sheet, the Borrower's will make a non-refundable bonus payment to Quest of $250,000 payable on closing. The Bonus will be payable as to 350,000 free trading common shares of San Gold Resources Corporation and 450,000 free-trading common shares of Gold City Industries Ltd.

EXTENSION: An extension will be granted at the option of the borrower until February 28, 2005 for a non-refundable bonus payment to Quest equal to the Bonus paid at initial advance of the Loan. Written notice must be given to Quest no later than August 15, ~~2005~~ 2004 of the Borrower's intention to extend the Loan.

CONDITIONS PRECEDENT:
1. Execution of definitive valid, binding and enforceable loan documents, including legal opinions, to the satisfaction of Quest and its counsel and, where necessary, registered, in a form and manner satisfactory to the Lender;
2. Confirmation of placement by the Borrower's of insurance satisfactory to the Lender and naming the Lender as first loss payee;
3. Quest completes and is satisfied with its due diligence, including without limitation, (i) all environmental due diligence, (ii) that the Borrower's assets are free and clear of all mortgages, charges, liens and other encumbrances, and (iii) in relation to the acquisition and the representations and values associated with it.

LEGAL FEES AND EXPENSES: Regardless of whether the above conditions are met or the Loan is advanced, upon signing this Term Sheet the Borrower's shall be liable for all of Quest's legal fees and other out-of-pocket expenses incurred in connection with its due diligence review, and the negotiation and preparation of this Term Sheet and all related loan documentation. As security for those fees and expenses, the Borrower's shall deposit with Quest's counsel a retainer of $10,000 upon the execution and delivery of this Term Sheet.

COVENANTS: Conventional representations and warranties, covenants and default provisions for a loan of this nature will apply, including a negative covenant on additional borrowing and granting of security by the Borrower's or any of its subsidiaries.

TIMING:
1. Davis & Company, Barristers and Solicitors of Vancouver, British Columbia acting for Quest, will commence due diligence and the preparation of loan documentation following the execution and deliver of this term sheet by the Borrower; and
2. The Borrower's will provide Quest and its counsel with access to all necessary information and documentation as may be required to conduct comprehensive due diligence inquiries.

JURISDICTION: The Borrower's submit to the jurisdiction of the courts of the Province of British Columbia and agree to be bound by any suit, action or proceeding commenced in such courts and by any order or judgment resulting from such suit, action or proceeding but foregoing will in no way limit Quest's right to commence suits, actions or proceedings in respect of the Loan or security provided under the loan in any jurisdiction.

Quest Capital Corp.
Term Sheet for Credit Facility — Kent Oil & Gas Ltd. (January, 2004)

Feb 6th

If you wish to pursue discussion in accordance with the foregoing, please sign where indication below and return this Term Sheet to Quest on or before 5:00 pm (MST) on February 5, 2004 in order that we may proceed with our due diligence, the consideration of your request for financing, and, if appropriate, the preparation of the appropriate documentation.

Sincerely yours,

QUEST CAPITAL CORP.

Per: _____

Authorized Signatory

AGREED TO AND ACCEPTED

this _____ day of _____, 2004

SAN GOLD RESOURCES CORPORATION

Per: _____

Authorized Signatory

AGREED TO AND ACCEPTED

this 6th day of February, 2004

GOLD CITY INDUSTRIES LTD.

Per: _____

Authorized Signatory

Feb 6th

If you wish to pursue discussion in accordance with the foregoing, please sign where indication below and return this Term Sheet to Quest on or before 5:00 pm (MST) on February 5, 2004 in order that we may proceed with our due diligence, the consideration of your request for financing, and, if appropriate, the preparation of the appropriate documentation.

Sincerely yours,
QUEST CAPITAL CORP.

Per: _____

Authorized Signatory

AGREED TO AND ACCEPTED
this _____ day of _____, 2004

SAN GOLD RESOURCES CORPORATION

Per: _____

Authorized Signatory

AGREED TO AND ACCEPTED
this *6th* day of *February*, 2004

GOLD CITY INDUSTRIES LTD.

Per: _____

Authorized Signatory

HARMONY GOLD MINING COMPANY LIMITED

as Vendor

and

RICE LAKE JOINT VENTURE INC.

as Purchaser

and

**SAN GOLD RESOURCES CORPORATION and
GOLD CITY INDUSTRIES LTD.**

as JV Shareholders

SHARE PURCHASE AGREEMENT

February 20, 2004

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated February 20, 2004, among Harmony Gold Mining Company Limited (the **"Vendor"**), Rice Lake Joint Venture Inc. (the **"Purchaser"**), San Gold Resources Corporation (**"San Gold"**) and Gold City Industries Ltd. (**"Gold City"** and, together with San Gold, the **"JV Shareholders"**).

RECITALS

(a)   The Vendor is the registered and beneficial owner of all of the issued and outstanding shares of Harmony Gold (Canada) Inc. (the **"Corporation"**).

(b)   The Vendor wishes to sell and the Purchaser wishes to purchase all of the issued and outstanding shares of the Corporation upon the terms and conditions contained in this Agreement.

In consideration of the foregoing and the mutual agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the parties agree as follows.

Section 1   Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"Agreement" means this share purchase agreement and all schedules attached to it and the expression **"Section"** followed by a number means and refers to the specified Section of this Agreement.

"Assets" means all of the assets of the Corporation.

"Authorization" means, with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Toronto, Ontario.

"Closing Date" means the earlier of (i) March 17, 2004 or (ii) 5 Business Days following the satisfaction of the conditions of closing described in Section 12 and Section 13 provided that such conditions have been satisfied on or before March 10, 2004 or such earlier or later date as the parties may agree in writing.

"**Closing**" means the completion of the transaction of purchase and sale contemplated in this Agreement.

"**CRA**" has the meaning specified in Section 6(a).

"**Exchange Control Regulations**" means those regulations under South African law that require that the disposal of the Corporation by the Vendor be authorized by the South African Reserve Bank.

"**Extension Period**" has the meaning specified in Section 5.

"**Gold City Securities**" means the Gold City Shares and the Gold City Warrants.

"**Gold City Shares**" has the meaning specified in Section 4(b)(ii).

"**Gold City Warrants**" has the meaning specified in Section 4(b)(ii).

"**Governmental Entity**" means any (i) international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and (iv) any stock exchange.

"**Issued Securities**" means the San Gold Securities and the Gold City Securities.

"**ITA**" has the meaning specified in Section 6.

"**Laws**" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used.

"**Lien**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that, in substance, secures payment or performance of an obligation.

"**Losses**" has the meaning specified in Section 16(1).

"**Material Change**" means a material change for the purposes of the Securities Laws or any of them or, where undefined under the Securities Laws of a jurisdiction, means a change in the business, operations or capital of a corporation that would reasonably be expected to have a significant effect on the market price or value of any of the corporation's securities and includes a decision to implement such a change made by the corporation's board of directors or by senior management of the corporation who believe that confirmation of the decision by the board of directors is probable;

"**Material Adverse Effect**" means any effect or change that is or is reasonably likely to be materially adverse to the assets or business of the Corporation taken as a whole.

"**Net Balance**" means the Vendor's reasonable estimate of the Corporation's cash and cash equivalents less current liabilities on the Closing Date.

"**Offering**" means an offering of San Gold Securities and Gold City Securities, the terms of which are substantially as set forth in the form the subscription agreement appended hereto as Schedule 8(f).

"**Permitted Liens**" means (i) easements, rights-of-way, servitudes, restrictions and similar rights in real property or interests therein granted or reserved to other Persons that would not have a Material Adverse Effect; (ii) title defects or irregularities that would not have a Material Adverse Effect; (iii) reservations, limitations, provisos and conditions, if any, expressed in any original grant of any real property or any interest therein from a Governmental Entity; (iv) servicing agreements, development agreements, site plan agreements, and other agreements including, without limitation, any obligations to deliver letters of credit and other security as required, with Governmental Entities pertaining to the use or development of any of the Assets; (v) Liens for taxes, assessments or governmental charges or levies which are not delinquent or the validity of which is being contested at the time by the Corporation in good faith by proper legal proceedings if, in the Purchaser's opinion, adequate provision has been made for their payment; (vi) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Assets, provided that such Liens are related to obligations not due or delinquent; (vii) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Corporation, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and (viii) Liens existing on the date hereof and which would be disclosed by a search of public records in the Province of Manitoba and the Yukon Territory and applicable federal public records in each of these jurisdictions;

"**Person**" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"**Purchased Shares**" has the meaning specified in Section 2.

"**Recognized Stock Exchange**" means the Toronto Stock Exchange or the TSX Venture Exchange.

"**Relevant Jurisdictions**" means (i) with respect to San Gold, Manitoba, Alberta and British Columbia, and (ii) with respect to Gold City, Alberta and British Columbia;

"**San Gold Securities**" means the San Gold Shares and the San Gold Warrants.

"**San Gold Shares**" has the meaning specified in Section 4(b)(i).

"**San Gold Warrants**" has the meaning specified in Section 4(b)(i).

"**Securities Commission**" means the securities commission or regulatory authority in each of the Relevant Jurisdictions.

"**Securities Laws**" means, collectively, the applicable securities laws of the Relevant Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this agreement, together with applicable published policy statements of the Canadian Securities Administrators;

"**Transaction Fees**" has the meaning specified in Section 15.

Section 2   Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendor sells, assigns and transfers to the Purchaser and the Purchaser purchases from the Vendor all of the issued and outstanding shares of the Corporation being 7,155,000 common shares of the Corporation (the "**Purchased Shares**").

Section 3   Purchase Price.

The purchase price payable by the Purchaser to the Vendor for the Purchased Shares is $7,500,000.

Section 4   Payment of the Purchase Price.

At the Closing, the Purchaser shall pay the Purchase Price as follows:

(a)   as to $3,500,000 by certified cheque, bankers draft or wire transfer in immediately available funds;

(b)   as to $4,000,000 by payment according to one of the following:

(i) $4,000,000 by certified cheque, bankers draft or wire transfer in immediately available funds;

(ii) $2,000,000 by the issuance of shares in the capital of San Gold (the "**San Gold Shares**") and warrants to purchase San Gold Shares ("**San Gold Warrants**") and $2,000,000 by the issuance of shares in the capital of Gold City ("**Gold City Shares**") and warrants to purchase Gold City Shares ("**Gold City Warrants**"), all on terms equal to the Offering; or

(iii) $4,000,000 by a combination of (i) and (ii) above.

Section 5   Option Fee.

As consideration for the Vendor agreeing to extend the Purchaser's exclusive right to purchase all of the issued and outstanding shares of the Corporation (the "**Extension Period**"), the JV Shareholders agree to pay a non-refundable option fee of $50,000 upon execution of this Agreement to the Vendor's counsel in trust. The Extension Period will terminate on the earlier of March 17, 2004 and the termination of the Agreement.

Section 6   Withholding Taxes.

The Vendor shall deliver to the Purchaser a certificate issued pursuant to section 116 of the *Income Tax Act* (Canada) (the "**ITA**") in respect of the sale of the Purchased Shares to the Purchaser, provided that:

(a)   if a certificate issued by the Canada Revenue Agency (the "**CRA**") pursuant to subsection 116(2) of the ITA in respect of the disposition of the Purchased Shares to the Purchaser, specifying a certificate limit in an amount which is not less than the Purchase Price, is not delivered to the Purchaser at or before the Closing, the Purchaser shall be entitled to withhold from the Purchase Price payable to the Vendor at the

Closing the amount that it may be required to remit pursuant to subsection 116(5) of the ITA in connection with such purchase,

(b)   if, prior to the 28th day after the end of the month in which the Closing occurs (or such later time if the CRA confirms in writing that the Purchaser may continue to hold the amount withheld pursuant to Section 6(a) hereof), the Vendor delivers to the Purchaser:

    (i)   a certificate issued by the CRA under Section 116(2) of the ITA in respect of the disposition of the Purchased Shares to the Purchaser, the Purchaser shall promptly pay to the Vendor the lesser of (i) the amount withheld pursuant to Section 6(a) hereof and (ii) the amount withheld pursuant to Section 6(a) hereof less the amount, if any, by which the Purchase Price exceeds the amount specified in such certificate as the certificate limit, multiplied by the percentage specified in subsection 116(5) of the ITA, together with any interest earned on the amount so withheld to the date of such payment (less any applicable withholding tax), or

    (ii)   a certificate issued by the CRA under Section 116(4) of the ITA in respect of the disposition of the Purchased Shares to the Purchaser, the Purchaser shall promptly pay the amount withheld pursuant to Section 6(a) hereof to the Vendor, together with any interest earned thereon (less any applicable withholding tax), and

(c)   if the Purchaser has withheld an amount pursuant to Section 6(a) hereof and the Vendor does not deliver to the Purchaser, prior to the 28th day after the end of the month in which the Closing occurs (or such later time if the CRA confirms in writing that the Purchaser may continue to hold the amount withheld pursuant to Section 6(a) hereof),:

    (i)   a certificate issued by the CRA under Section 116(2) of the ITA in respect of the disposition of the Purchased Shares to the Purchaser specifying a certificate limit equal or greater than the Purchase Price, or

    (ii)   a certificate issued by the CRA under Section 116(4) of the ITA in respect of the disposition of the Purchased Shares to the Purchaser,

the Purchaser shall remit to the Receiver General of Canada the amount required to be remitted pursuant to subsection 116(5) of the ITA (and the amount so remitted shall be credited to the Purchaser as a payment to the Vendor on account of the Purchase Price) and the Purchaser shall pay to the Vendor any remaining portion of the amount withheld pursuant to Section 6(a) hereof, together with interest earned on the amount withheld pursuant to Section 6(a) hereof, prior to such remittance (less any applicable withholding tax).

Section 7   Vendor's Representations and Warranties.

The Vendor represents and warrants as follows to the Purchaser at the date of this Agreement and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the purchase of the Purchased Shares and the issue of the Issued Securities:

(a) **Incorporation and Qualification.** The Vendor is a corporation incorporated and existing under the laws of South Africa and has the corporate power to enter into and perform its obligations under this Agreement;

(b) **Incorporation of the Corporation.** The Corporation is a corporation incorporated and existing under the laws of the Yukon Territory.

(c) **Corporate Authority.** The execution and delivery of and performance by the Vendor of this Agreement have been authorized by all necessary corporate action on the part of the Vendor. The transfer of the Purchased Shares to the Purchaser has been authorized by all necessary corporate action on the part of the Corporation;

(d) **No Violation or Breach.** The execution and delivery of and performance by the Vendor of this Agreement:

(i) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Vendor's or the Corporation's constating documents or by-laws;

(ii) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under any contracts or instruments to which the Vendor or the Corporation is a party or pursuant to which any of the Vendor's or the Corporation's assets or property may be affected;

(iii) will not result in a breach of, or cause the termination or revocation of, any Authorization held by the Vendor or the Corporation or necessary to the ownership of the Purchased Shares; and

(iv) will not result in the violation of any Law;

(e) **Execution and Binding Obligation.** This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding agreement of the Vendor enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(f) **Authorized and Issued Capital.** The Purchased Shares constitute all of the issued and outstanding shares of the Corporation. All of the Purchased Shares have been issued in compliance with all applicable Laws including, without limitation, applicable Securities Laws;

(g) **No Other Agreements to Purchase.** Except for the Purchaser's right under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for (i) the purchase, transfer or acquisition from the Vendor of any of the Purchased Shares, (ii) the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Corporation, or (iii) the purchase, transfer or acquisition from the Vendor of any of the Assets;

(h) **Title to Purchased Shares.** Immediately prior to Closing, the Purchased Shares will be owned by the Vendor as the registered and beneficial owner with a good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of the Corporation. Upon completion of the transaction contemplated by this Agreement, the Purchaser will have good and valid title to the Purchased Shares, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in the articles of the Corporation, and (ii) Liens granted by the Purchaser;

(i) **Title to Assets.** The Company has legal and beneficial ownership of the Assets free and clear of all Liens except for Permitted Liens and Liens that would not have a Material Adverse Effect. With respect to the physical condition of the Assets, the Purchaser acknowledges that the Assets are being acquired on an "as is, where is" basis;

(j) **No Action.** The Vendor is not aware of any action, suit or proceeding, at law or at equity, for or by any court or any federal, provincial, municipal or other governmental department, commission, board, agency or instrumentality which would prevent or materially adversely affect the transactions contemplated by this Agreement;

(k) **Regulatory Approvals.** Other than as described in Schedule 7(k) no notice to, or any authorization, approval, order, consent of, any Person or any declaration, filing or recording with any Person is required to be made on the part of the Vendor or the Corporation in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Vendor's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

Section 8 **Representations and Warranties of the Purchaser and the JV Shareholders**

Each of the Purchaser and the JV Shareholders jointly and severally represent and warrant as follows to the Vendor and acknowledge and confirm that the Vendor is relying upon the representations and warranties in connection with the sale by the Vendor of the Purchased Shares and the receipt, in partial satisfaction of the Purchase Price, of the Issued Securities:

(a) **Incorporation and Qualification.** The Purchaser is a corporation incorporated and existing under the laws of Canada and has the corporate power to enter into and perform its obligations under this Agreement;

(b) **Corporate Authority.** The execution and delivery of and performance by the Purchaser of this Agreement have been authorized by all necessary corporate action on the part of the Purchaser;

(c) **No Violation or Breach.** The execution and delivery of and performance by the Purchaser of this Agreement:

(i) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Purchaser's constating documents or by-laws;

(ii) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under any contracts or instruments to which the Purchaser is a party; and

(iii) will not result in the violation of any Law;

(d) **Execution and Binding Obligation.** This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e) **Regulatory Approvals.** Other than compliance with the requirements of, and receipt of all necessary approvals from, the TSX Venture Exchange, no notice to, or any authorization, approval, order, consent of, any Person or any declaration, filing or recording with any Person is required to be made on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of the Purchaser's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

(f) The terms of the Offering will be substantially in accordance with the terms in the form of the subscription agreement appended hereto as Schedule 8(f).

Section 9   San Gold's Representations and Warranties.

San Gold represents and warrants as follows to the Vendor at the date of this Agreement and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Shares and the issue of the Issued Securities:

(a) **Incorporation and Qualification.** San Gold is a corporation incorporated and existing under the laws of Manitoba and has the corporate power to enter into and perform its obligations under this Agreement;

(b) **Corporate Authority.** The execution and delivery of and performance by San Gold of this Agreement have been authorized by all necessary corporate action on the part of San Gold;

(c) **No Violation or Breach.** The execution and delivery of and performance by San Gold of this Agreement:

    (i) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of San Gold's constating documents or by-laws;

    (ii) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under any contracts or instruments to which San Gold is a party; and

    (iii) will not result in the violation of any Law;

(d) **Execution and Binding Obligation.** This Agreement has been duly executed and delivered by San Gold and constitutes a legal, valid and binding agreement of San Gold enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e) **Authorized and Issued Capital.** The authorized capital of San Gold consists of an unlimited number of common shares of which, at this date prior to the allotment and issuance of the Issued Securities, 19,539,708 common shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable;

(f) **San Gold Shares.** Upon completion of the transaction of purchase and sale contemplated by this Agreement, the San Gold Shares will be allotted and issued to the Vendor as fully paid and non-assessable;

(g) **San Gold Warrants.** Subject to the provisions of the form of warrant certificate appended hereto as Schedule 9(g), each San Gold Warrant shall entitle the Vendor to acquire from San Gold upon payment of an exercise price of $0.50, at any time prior to the time of expiry, one San Gold Share;

(h) **No Other Agreements to Purchase.** Except for the Vendor's right under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for (i) the purchase or acquisition from San Gold of any of common shares of San Gold, or (ii) the purchase, subscription, allotment or issuance of any unissued Securities or other securities of San Gold other than as set forth in Schedule 9(h) hereto;

(i) **Reporting Issuer.** San Gold is a reporting issuer or the equivalent thereof under the Securities Laws in each of Manitoba, Alberta and British Columbia and is not included in a list of defaulting reporting issuers maintained by the Securities Commissions in such provinces; San Gold is not in default in any material respect of any requirement of the Securities Laws of the Relevant Jurisdictions; and San Gold is, and will be at Closing, in compliance with the by-laws, rules and regulations of the TSX Venture Exchange. In particular, and without limiting the foregoing, San Gold is in compliance at the date hereof with its obligations to make timely disclosure of all Material Changes relating to it and, since June 1, 2002 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no Material Change ever resulted), no such disclosure has been made on a confidential basis and there is no Material Change relating to San Gold which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a Material Change;

(j) **Qualifying Issuer.** San Gold is a "qualifying issuer" within the meaning of that term in Multilateral Instrument 45-102 of the Canadian Securities Administrators ("**MI 45-102**") and the hold period applicable to the San Gold Securities will be no longer than four months from the Closing Date;

(k) **Continuous Disclosure.** San Gold is in compliance with all continuous disclosure and other obligations under Securities Laws and San Gold is not under review by, and has not received notice of any forthcoming review by, any Securities Commission and to the best of San Gold's knowledge, no such reviews are contemplated or threatened;

(l) **TSX Venture Exchange Consents.** The San Gold Shares and the underlying San Gold Shares to be issued upon exercise of the San Gold Warrants, shall form part of a series or class of shares of San Gold that is presently listed and posted for trading on the TSX Venture Exchange. At the time of their delivery to the Vendor, the San Gold Shares and such underlying San Gold Shares will have been accepted for listing and posting for trading on the TSX Venture Exchange; and

(m) **Regulatory Approvals.** Other than compliance with the requirements of, and receipt of all necessary approvals from, the TSX Venture Exchange, no notice to, or any authorization, approval, order, consent of, any Person or any declaration, filing or recording with any Person is required to be made on the part of San Gold in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of San Gold's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

Section 10   Gold City's Representations and Warranties.

Gold City represents and warrants as follows to the Vendor at the date of this Agreement and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Shares and the issue of the Issued Securities:

(a) **Incorporation and Qualification.** Gold City is a corporation amalgamated and existing under the laws of British Columbia and has the corporate power to enter into and perform its obligations under this Agreement;

(b) **Corporate Authority.** The execution and delivery of and performance by Gold City of this Agreement have been authorized by all necessary corporate action on the part of Gold City;

(c) **No Violation or Breach.** The execution and delivery of and performance by Gold City of this Agreement:

(i) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of Gold City's constating documents or by-laws;

(ii) will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other Person to exercise any rights under any contracts or instruments to which Gold City is a party; and

(iii) will not result in the violation of any Law;

(d) **Execution and Binding Obligation.** This Agreement has been duly executed and delivered by Gold City and constitutes a legal, valid and binding agreement of Gold City enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e) **Authorized and Issued Capital.** The authorized capital of Gold City consists of 60,000,000 common shares of which, at this date prior to the allotment and issuance of the Issued Securities, 36,751,705 common shares (and no more) have been duly issued and are outstanding as fully paid and non-assessable;

(f) **Gold City Shares.** Upon completion of the transaction of purchase and sale contemplated by this Agreement, the Gold City Shares will be allotted and issued to the Vendor as fully paid and non-assessable;

(g) **Gold City Warrants.** Subject to the provisions of the form of warrant certificate appended hereto as Schedule 10(g), each Gold City Warrant shall entitle the Vendor to acquire from Gold City upon payment of an exercise price of $0.45, at any time prior to the time of expiry, one Gold City Share;

(h) **No Other Agreements to Purchase.** Except for the Vendor's right under this Agreement, no Person has any written or oral agreement, option or warrant or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming such for (i) the purchase or acquisition from Gold City of any of common shares of Gold City, or (ii) the purchase, subscription, allotment or issuance of any unissued Securities or other securities of Gold City other than as set forth in Schedule 10(h) hereto;

(i) **Reporting Issuer.** Gold City is a reporting issuer or the equivalent under the Securities Laws in each of Alberta and British Columbia and is not included in a list of defaulting reporting issuers maintained by the Securities Commissions in such provinces; Gold City is not in default in any material respect of any requirement of the Securities Laws of the Relevant Jurisdictions; and Gold City is, and will be at Closing, in compliance with the by-laws, rules and regulations of the TSX Venture Exchange. In particular, and without limiting the foregoing, Gold City is in compliance at the date hereof with its obligations to make timely disclosure of all Material Changes relating to it and, since June 1, 2002 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no Material Change ever resulted), no such disclosure has been made on a confidential basis and there is no Material Change relating to Gold City which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a Material Change;

(j) **Qualifying Issuer.** Gold City is a "qualifying issuer" within the meaning of that term in Multilateral Instrument 45-102 of the Canadian Securities Administrators ("**MI 45-102**") and the hold period applicable to the Gold City Securities will be no longer than four months from the Closing Date;

(k) **Continuous Disclosure.** Gold City is in compliance with all continuous disclosure and other obligations under Securities Laws and Gold City is not under review by, and has not received notice of any forthcoming review by, any Securities Commission and to the best of Gold City's knowledge, no such reviews are contemplated or threatened;

(l) **TSX Venture Exchange Consents.** The Gold City Shares and the underlying Gold City Shares to be issued upon exercise of the Gold City Warrants, shall form part of a series or class of shares of Gold City that is presently listed and posted for trading on the TSX Venture Exchange. At the time of their delivery to the Vendor, the Gold City Shares and such underlying Gold City Shares will have been accepted for listing and posting for trading on the TSX Venture Exchange; and

(m) **Regulatory Approvals.** Other than compliance with the requirements of, and receipt of all necessary approvals from, the TSX Venture Exchange, no notice to, or any authorization, approval, order, consent of, any Person or any declaration, filing or recording with any Person is required to be made on the part of Gold City in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered under this Agreement or the performance of Gold City's obligations under this Agreement or any other documents and agreements to be delivered under this Agreement.

Section 11 **Covenants of the Purchaser.** The Purchaser hereby covenants to and with the Vendor that:

(a) It shall, immediately after Closing, change the name of the Corporation to a name that does not include the word "Harmony" or any variation thereof and, within 10 days of Closing, cause such filings to be made as are required to register such change of name with the relevant Governmental Entities;

(b) the JV Shareholders shall fulfil all legal requirements to permit the creation, issuance, offer and sale of the Issued Securities including, without limitation, compliance with the Securities Laws to enable the Issued Securities to be offered pursuant to this Agreement, without the necessity of filing a prospectus or an offering memorandum under the Securities Laws through investment dealers or brokers registered under the Securities Laws;

(c) each of the JV Shareholders will use its best efforts to maintain its status as a reporting issuer (or the equivalent) not in default in each of the Relevant Jurisdictions for a period of at least 24 months from the Closing Date; and

(d) each of the JV Shareholders will use its best efforts to maintain the listing of its respective common shares on Recognized Stock Exchange for a period of at least 24 months from the Closing Date and will ensure that the Issued Securities will be listed and posted for trading on the TSX Venture Exchange upon their issue.

Section 12 **Conditions for the Benefit of the Purchaser.** The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) **Truth of Representations and Warranties.** The representations and warranties of the Vendor contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date;

(b) **Exchange Control Regulations.** The Vendor will have obtained the necessary Exchange Control Regulations approvals;

(c) **Deliveries.** At Closing, the Vendor shall deliver the following to the Purchaser:

    (i) an opinion of counsel to the Vendor in a form acceptable to the Purchaser, acting reasonably;

    (ii) a certificate dated the Closing Date and signed by an officer of the Vendor certifying as to certain matters reasonably requested by the Purchaser;

    (iii) a copy of a written general authority resolution of the sole shareholder of the Corporation authorizing an officer of the sole shareholder to approve the transfer of the Purchased Shares to the Purchaser in a form acceptable to the Purchaser, acting reasonably;

    (iv) actual possession of a share certificate issued in the name of the Purchaser representing the Purchased Shares and the minute books of the Corporation;

    (v) the resignations and releases of the directors and officers of the Corporation; and

    (vi) all such other documents and agreement as the Purchaser's solicitors reasonably consider necessary or desirable to give effect to the transactions contemplated by this Agreement.

Section 13 Conditions for the Benefit of the Vendor. The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed prior to Closing, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a) **Truth of Representations and Warranties.** The representations and warranties of the Purchaser and the JV Shareholders contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date;

(b) **Exchange Control Regulations.** The Vendor will have obtained the necessary Exchange Control Regulations approvals;

(c) **First Escrow.** $1,000,000 of the Purchase Price payable pursuant to Section 4(a) of this Agreement shall be deposited in a trust account with Aikins, Macaulay & Thorvaldson LLP as of the date hereof pursuant to the terms and conditions of the agreement attached as Schedule 13(c) hereto (the "**Escrow Agreement**");

(d) **Second Escrow.** No later than March 5, 2004, the Purchaser shall furnish evidence that the remaining $2,500,000 of the Purchase Price payable pursuant to Section 4(a) of this Agreement: (i) has been deposited in a trust account on terms and conditions substantially similar to the Escrow Agreement, or (ii) will be available as of Closing pursuant to a definitive credit agreement, subject only to customary conditions in respect of security to be taken at Closing (the "**Second Escrow**");

(e) **Consents.** The Purchaser and the JV Shareholders will have obtained the necessary filings, approvals (including, without limitation, the conditional approval of the TSX Venture Exchange), consents and acceptances of the appropriate Governmental Entity required to be made or obtained by any of the Purchaser and the JV Shareholders in connection with the distribution of the Issued Securities to the Vendor prior to Closing as herein contemplated;

(f) **Bank Balances.** The Net Balance shall have been transferred to the Vendor;

(g) **Qualifying Issuer.** Each of the JV Shareholders will be a "qualifying issuer" within the meaning of that term in MI 45-102, at Closing;

(h) **Deliveries.** At Closing, the Purchaser and the JV Shareholders shall deliver the following to the Vendor:

(i) an opinion of counsel to the Purchaser and the JV Shareholders in a form acceptable to the Vendor;

(ii) certificates of each of the Purchaser and the JV Shareholders dated the Closing Date and signed by an officer of the Purchaser of the JV Shareholders, as applicable, certifying as to certain matters reasonably requested by the Vendor;

(iii) certified resolutions of the directors of Purchaser and the JV Shareholders approving the transfer of the Issued Securities to the Vendor;

(iv)   certificates issued under applicable provisions of the Securities Laws stating that each of the JV Shareholders is not in default under the Securities Laws of such provinces;

(v)   a certificate of CIBC Mellon Trust Company, as registrar and transfer agent of the San Gold Securities, which certifies the number of San Gold shares issued and outstanding on the date prior to the Closing Date;

(vi)   a certificate of Computershare Trust Company of Canada, as registrar and transfer agent of the Gold City Securities, which certifies the number of Gold City shares issued and outstanding on the date prior to the Closing Date;

(vii)   actual possession of the certificates representing the San Gold and the Gold City Securities; and

(viii)   evidence of payment of the $150,000 in option fees payable pursuant to a letter of intent between the Vendor and San Gold dated November 19, 2003.

Section 14   Closing.

(1)   **Date, Time and Place of Closing.** The completion of the transaction of purchase and sale contemplated by this Agreement shall take place at the offices of Fillmore Riley LLP, 1700 Commodity Exchange Tower, 360 Main Street, Winnipeg, Manitoba, at 10:00 a.m. (Winnipeg time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Vendor and the Purchaser.

(2)   **Closing Procedures.** Subject to satisfaction or waiver by the relevant Party of the conditions of closing, at the Closing, the Vendor shall deliver actual possession of the Purchased Shares to the Purchaser and upon such delivery the Purchaser shall pay or satisfy the Purchase Price in accordance with Section 4.

Section 15   Transaction Fees.

The Purchaser and the JV Shareholders jointly and severally agree to pay to the Vendor $100,000 plus reasonable legal fees (the "**Transaction Fees**") incurred in connection with entering into this Agreement and the consummation of the transactions contemplated herein upon the occurrence of one or the other of the following:

(a)   the Second Escrow is not in place by March 5, 2004; or

(b)   Closing has not occurred by the Closing Date.

Any Transaction Fees shall be paid in immediately available funds to an account designated by the Vendor within three Business Days after written notice by the Vendor. Notwithstanding the foregoing, no Transaction Fees shall be payable (and any Transaction Fees paid shall be reimbursed) if this Agreement is terminated due to the inability of the Vendor to comply with the conditions of closing described in Section 12(b) and Section 12(c)(i)-(v).

Section 16   Indemnification.

(1)   **Indemnification by the Vendor.** The Vendor shall indemnify and save the Purchaser harmless for and from any losses, liabilities, damages, costs, judgements, fines, penalties, and expenses (including legal and other professional fees) (collectively "**Losses**") suffered by the Purchaser or by the Corporation as a result of any breach of representation, warranty or covenant on the part of the Vendor contained in this Agreement. The Vendor shall also indemnify the Purchaser for any litigation involving the Corporation existing at Closing, provided that no admission of liability and no settlement or compromise has been made by the Corporation without the consent of the Vendor, such consent not to be unreasonably withheld.

(2)   **Indemnification by Purchaser and the JV Shareholders.** The Purchaser and the JV Shareholders jointly and severally agree to indemnify and hold the Vendor harmless for and from any Losses suffered by the Vendor as a result of any breach of representation, warranty or covenant on the part of the Purchaser or a JV Shareholder contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement.

Section 17   Notices.

Any notice under this Agreement shall be given in writing and either delivered, faxed or mailed by prepaid registered post to the party to receive such notice at the address or facsimile numbers indicated below:

(a)   to the Vendor at:

Harmony Gold Mining Company Limited
James Park Office Block
Corner of Main Reef Road & Ward Avenue
PO Box 2
Randfontein, 1760
South Africa

Attention: Mr. Frank Abbott
                  Chief Financial Officer

| | Facsimile: | +27-11-684-0188 |

(b)   to the Purchaser at:

Rice Lake Joint Venture Inc.
Suite 550
580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Canada

| | Attention: | Mr. Frederick J. Sveinson |
| | Facsimile: | 604-642-6577 |

(c)   to San Gold at:

General Delivery
Bissett, Manitoba
R0E 0J0

	Attention:	Mr. Hugh Wynne
		President
	Facsimile:	204-277-5576

(d)   to Gold City at:

Suite 550, 580 Hornby Street
Vancouver BC
V6C 3B6

	Attention:	Mr. Frederick J. Sveinson
		President
	Facsimile:	604-642-6577

or such other address or facsimile number as such party may hereafter designate by notice in writing to the other party. Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Eastern Standard Time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

Section 18   Survival of Covenants, Representations and Warranties.

(1)   The covenants, representations and warranties of the Vendor contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions contemplated by this Agreement shall survive the Closing Date and shall continue in full force and effect for the benefit of the Purchaser and the JV Shareholders without limitation of time, subject only to applicable limitation periods imposed by Law.

(2)   The covenants, representations and warranties of the Purchaser and the JV Shareholders contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions contemplated by this Agreement shall survive the closing of the purchase and sale of the Purchased Shares and shall continue in full force and effect for the benefit of the Vendor without limitation of time, subject only to applicable limitation periods imposed by Law.

Section 19   Time of the Essence.

Time shall be of the essence of this Agreement.

Section 20   Enurement.

This Agreement shall become effective when executed by the Vendor and the Purchaser and after that time shall be binding upon and enure to the benefit of the parties and their respective, successors and permitted assigns.   Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by either party without the consent of the other party.

Section 21   Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to the subject matter of this Agreement.   There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.   The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 22   Waiver.

(1)   No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver.

(2)   No failure on the part of the Vendor or the Purchaser to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

Section 23   Further Assurances.

Each of the parties covenants and agrees to do such things, to attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

Section 24   Severability.

If any provision of this Agreement shall be determined to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

Section 25   Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

Section 26   Counterparts and Facsimile.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Share Purchase Agreement.

HARMONY GOLD MINING
COMPANY LIMITED

By: _____

    Name: Frank Abbott   Marian Petro van
                        der Walt
    Title: Financial   Title: Company
        Director   Secretary

RICE LAKE JOINT VENTURE INC.

By: _____

    Name:
    Title:

SAN GOLD RESOURCES
CORPORATION

By: _____

    Name:
    Title:

GOLD CITY INDUSTRIES LTD.

By: _____

    Name:
    Title:

Feb-20-04 17:31 From-AIKINS MacAULAY & THORVALDSON +2049570840 T-980 P.004/005 F-170
02/20/2004 17:14 2042775575 SANGOLD PAGE 01
02-20-04 16:08 From-AIKINS 204-957-0840 T-950 P 002/003 F-503

IN WITNESS WHEREOF the parties have executed this Share Purchase Agreement.

HARMONY GOLD MINING COMPANY LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

RICE LAKE JOINT VENTURE INC.

By: ______________________________
Name: Hugh Wynne
Title: Chairman.

By: ______________________________
Name: Fred J. Sveinson
Title: President

SAN GOLD RESOURCES CORPORATION

By: ______________________________
Name: Hugh Wynne
Title: President.

By: ______________________________
Name:
Title:

-2-

GOLD CITY INDUSTRIES LTD.

By: _____
Name: Fred J. Sveinson
Title: President & CEO

By: _____
Name: Paul B. Cowley
Title: VP Exploration

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a)

I, Frederick J. Sveinson , certify that:

1. I have reviewed this annual report on Form 20-F of Gold City Industries Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procdures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information, and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 28, 2004

/s/ Frederick J. Sveinson

Frederick J. Sveinson
Director, President, and Chief Executive Officer

CERTIFICATION REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a)

I, Courtney A. Shearer , certify that:

1.   I have reviewed this annual report on Form 20-F of Gold City Industries Ltd.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information, and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 28, 2004

/s/ Courtney A. Shearer

Courtney A. Shearer
Director and Chief Financial Officer

Certification Pursuant to 18 U.S.C. Section 1350
As Enacted Pursuant to
Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Gold City Industries Ltd. (the "Company") is filing with the United States Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "Report").

I, Frederick J. Sveinson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

    (i)   the report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

    (ii)   the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Gold City Industries Ltd. and will be retained by Gold City Industries Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/   Frederick J. Sveinson

Frederick J. Sveinson
President and Chief Executive Officer

June 28, 2004

Certification Pursuant to 18 U.S.C. Section 1350
As Enacted Pursuant to
Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Gold City Industries Ltd. (the "Company") is filing with the United States Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "Report").

I, Courtney A. Shearer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

    (iii)   the report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

    (iv)   the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Gold City Industries Ltd. and will be retained by Gold City Industries Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/   Courtney A. Shearer

Courtney A. Shearer
Chief Financial Officer

June 28, 2004